SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 28, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
STANDARD FINANCIAL STATEMENTS (DFP)
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: December 31, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 3415-1593	13 - FAX 3 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME CHARLES LAGANÁ PUTZ
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D - BL A - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	01/01/2005	12/31/2005
2 – Next to last	01/01/2004	12/31/2004
3 – Last but two	01/01/2003	12/31/2003
4 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES		5 - CVM CODE 00418-9
6 - TECHNICIAN IN CHARGE MANUEL FERNANDES RODRIGUES DE SOUSA		7 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 12/31/2005	2 12/31/2004	3 12/31/2003
ISSUED CAPITAL
1 - COMMON	249,597,050	249,597,050	249,597,050
2 - PREFERRED	305,701,231	300,118,295	300,118,295
3 - TOTAL	555,298,281	549,715,345	549,715,345
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	13,679,382	8,106,882	5,297,285
6 - TOTAL	13,679,382	8,106,882	5,297,285

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 113 - TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	04/20/2005	Interest on shareholders' equity	05/16/2005	Common	0.0003768055
02	RCA	04/20/2005	Interest on shareholders' equity	05/16/2005	Preferred	0.0003768055
03	RCA	12/30/2005	Interest on shareholders' equity	01/14/2006	Common	0.0006064042
04	RCA	12/30/2005	Interest on shareholders' equity	01/14/2006	Preferred	0.0006064042

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE 03/27/2006	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
1	TOTAL ASSETS	15,589,008	16,047,950	14,997,028
1.01	CURRENT ASSETS	4,669,680	4,834,911	3,918,130
1.01.01	CASH AND CASH EQUIVALENTS	1,479,040	1,963,524	1,413,334
1.01.02	CREDITS	1,939,589	1,976,376	1,850,940
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,939,589	1,976,376	1,850,940
1.01.03	INVENTORIES	4,977	6,097	8,042
1.01.04	OTHERS	1,246,074	888,914	645,814
1.01.04.01	LOANS AND FINANCING	3,873	1,065	1,963
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	970,189	560,558	492,745
1.01.04.03	JUDICIAL DEPOSITS	147,724	144,260	40,363
1.01.04.04	OTHER ASSETS	124,288	183,031	110,743
1.02	LONG-TERM ASSETS	1,458,523	1,253,526	1,304,969
1.02.01	SUNDRY CREDITS	0	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0	6,965
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0	6,965
1.02.02.02	FROM SUBSIDIARIES	0	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.03	OTHERS	1,458,523	1,253,526	1,298,004
1.02.03.01	LOANS AND FINANCING	5,211	96,823	7,513
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	759,637	602,803	732,010
1.02.03.03	INCOME SECURITIES	502	0	0
1.02.03.04	JUDICIAL DEPOSITS	638,201	473,980	417,610
1.02.03.05	INVENTORIES	0	0	19,053
1.02.03.06	OTHER ASSETS	54,972	79,920	121,818
1.03	PERMANENT ASSETS	9,460,805	9,959,513	9,773,929
1.03.01	INVESTMENTS	2,481,988	2,028,522	540,975
1.03.01.01	ASSOCIATED COMPANIES	4	4	97,485
1.03.01.02	SUBSIDIARIES	2,348,514	1,808,246	377,449
1.03.01.03	OTHER INVESTMENTS	133,470	220,272	66,041
1.03.02	PROPERTY, PLANT AND EQUIPMENT	6,523,613	7,358,314	8,632,200
1.03.03	DEFERRED CHARGES	455,204	572,677	600,754

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2	TOTAL LIABILITIES	15,589,008	16,047,950	14,997,028
2.01	CURRENT LIABILITIES	4,724,281	3,839,933	3,902,759
2.01.01	LOANS AND FINANCING	880,891	609,418	572,139
2.01.02	DEBENTURES	608,226	493,713	1,418,137
2.01.03	SUPPLIERS	1,264,665	1,060,124	896,789
2.01.04	TAXES, FEES AND CONTRIBUTIONS	892,165	688,542	457,139
2.01.04.01	INDIRECT TAXES	705,383	647,644	435,782
2.01.04.02	TAXES ON INCOME	186,782	40,898	21,357
2.01.05	DIVIDENDS PAYABLE	376,579	411,232	247,242
2.01.06	PROVISIONS	366,319	320,224	76,531
2.01.06.01	PROVISION FOR CONTINGENCIES	320,824	290,727	48,509
2.01.06.02	PROVISION FOR PENSION PLAN	45,495	29,497	28,022
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHERS	335,436	256,680	234,782
2.01.08.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	60,324	57,316	59,417
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	137,580	73,973	49,009
2.01.08.03	EMPLOYEE PROFIT SHARING	54,149	52,965	46,242
2.01.08.04	OTHER LIABILITIES	83,383	72,426	80,114
2.02	LONG-TERM LIABILITIES	5,362,598	5,719,502	4,422,381
2.02.01	LOANS AND FINANCING	2,879,653	3,131,535	1,735,563
2.02.02	DEBENTURES	500,000	1,020,000	910,000
2.02.03	PROVISIONS	1,360,419	889,612	1,125,894
2.02.03.01	PROVISION FOR CONTINGENCIES	658,797	400,717	647,826
2.02.03.02	PROVISION FOR PENSION PLAN	682,594	471,949	478,068
2.02.03.03	PROVISIONS FOR LOSSES WITH SUBSIDIARIES	19,028	16,946	0
2.02.04	RELATED PARTY DEBTS	0	0	0
2.02.05	OTHERS	622,526	678,355	650,924
2.02.05.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	0	4,834	7,850
2.02.05.02	SUPPLIERS	21,319	3,504	860
2.02.05.03	INDIRECT TAXES	556,606	601,572	582,495
2.02.05.04	TAXES ON INCOME	8,872	34,630	26,491
2.02.05.05	OTHER LIABILITIES	27,755	25,841	25,254
2.02.05.06	FUNDS FOR CAPITALIZATION	7,974	7,974	7,974
2.03	DEFERRED INCOME	5,522	7,150	9,044
2.05	SHAREHOLDERS’ EQUITY	5,496,607	6,481,365	6,662,844
2.05.01	PAID-UP CAPITAL	3,435,788	3,401,245	3,373,097
2.05.02	CAPITAL RESERVES	1,362,890	1,459,705	1,524,953
2.05.02.01	PREMIUM ON SHARE SUBSCRIPTION	334,825	367,269	368,596
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	123,378	187,749
2.05.02.03	DONATIONS AND SUBSIDIES FOR INVESTMENTS	123,551	123,551	123,274

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464	68,291
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	287,672	287,672	273,244
2.05.04.01	LEGAL	287,672	287,672	273,244
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0	0
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	410,257	1,332,743	1,491,550

03.01 STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	13,650,394	12,519,508	11,063,096
3.02	DEDUCTIONS FROM GROSS REVENUE	(4,141,269)	(3,609,723)	(3,140,943)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	9,509,125	8,909,785	7,922,153
3.04	COST OF GOODS AND/OR SERVICES SOLD	(5,706,877)	(5,557,599)	(4,752,516)
3.05	GROSS INCOME	3,802,248	3,352,186	3,169,637
3.06	OPERATING INCOME/EXPENSES	(4,662,620)	(3,169,449)	(3,035,379)
3.06.01	SELLING EXPENSES	(1,222,423)	(1,097,478)	(947,010)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,056,410)	(909,118)	(777,631)
3.06.02.01	MANAGEMENT COMPENSATION	(9,173)	(7,103)	(6,748)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(1,047,237)	(902,015)	(770,883)
3.06.03	FINANCIAL	(1,158,103)	(1,003,417)	(1,091,538)
3.06.03.01	FINANCIAL INCOME	587,307	468,221	293,351
3.06.03.02	FINANCIAL EXPENSES	(1,745,410)	(1,471,638)	(1,384,889)
3.06.04	OTHER OPERATING INCOME	370,429	547,387	269,830
3.06.05	OTHER OPERATING EXPENSES	(956,273)	(569,421)	(480,405)
3.06.06	EQUITY ACCOUNTING RESULT	(639,840)	(137,402)	(8,625)
3.07	OPERATING INCOME	(860,372)	182,737	134,258
3.08	NON-OPERATING INCOME	(130,570)	(182,892)	(471,721)
3.08.01	REVENUES	34,606	86,513	54,934
3.08.02	EXPENSES	(165,176)	(269,405)	(526,655)
3.09	INCOME BEFORE TAXES AND INTEREST	(990,942)	(155)	(337,463)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	60,771	(103,393)	65,946
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	(52,400)	0
3.12.01	INTEREST	0	(52,400)	0
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	626,500	444,500	246,200
3.15	INCOME (LOSS) FOR THE PERIOD	(303,671)	288,552	(25,317)
	NO. SHARES, EX-TREASURY (IN THOUSANDS)	541,618,899	541,608,463	539,447,369
	EARNINGS PER SHARE		0.00053
	LOSS PER SHARE	(0.00056)		(0.00005)

04.01 STATEMENTS OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 – 01/01/2004 to 12/31/2004	5 – 01/01/2003 to 12/31/2003
4.01	SOURCES	4,002,169	5,916,011	3,210,149
4.01.01	OF OPERATIONS	3,289,292	3,264,609	3,107,668
4.01.01.01	INCOME/LOSS FOR THE YEAR	(303,671)	288,552	(25,317)
4.01.01.02	AMOUNTS NOT AFFECTING WORKING CAPITAL	3,592,963	2,976,057	3,132,985
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,375,496	2,457,592	2,195,376
4.01.01.02.02	MONETARY VARIATION AND LONG-TERM INTEREST	31,900	58,304	105,086
4.01.01.02.03	EQUITY IN SUBSIDIARIES	639,840	137,402	8,625
4.01.01.02.04	PROVISION FOR CONTINGENCIES	410,118	110,901	299,196
4.01.01.02.05	INCOME/LOSS IN FIXED ASSETS WRITE-OFF	27,270	59,005	350,552
4.01.01.02.06	DEFERRED INDIRECT TAXES	43,772	8,094	154,019
4.01.01.02.07	DEFERRED DIRECT TAXES	(184,361)	146,909	23,720
4.01.01.02.08	PROVISION FOR PENSION PLAN	253,767	(1,895)	0
4.01.01.02.09	OTHER	(4,839)	(255)	(3,589)
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	712,877	2,651,402	102,481
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	507,243	2,426,589	23,731
4.01.03.02	DECREASE IN LONG-TERM ASSETS	178,292	194,690	45,167
4.01.03.03	OTHER	27,342	30,123	33,583
4.02	USES	5,051,748	4,936,404	3,988,762
4.02.01	INCREASE IN LONG-TERM ASSETS	174,818	299,286	151,986
4.02.02	INCREASE IN PERMANENT ASSETS	2,557,605	2,814,515	1,670,705
4.02.03	DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	626,500	444,500	246,200
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	1,630,553	1,340,553	1,832,082
4.02.05	TRANSFER FROM CURRENT ASSETS TO LONG-TERM ASSETS	0	0	53,674
4.02.06	OWN SHARES ACQUISITION	62,272	37,550	33,018
4.02.07	OTHER USES	0	0	1,097
4.03	INCREASE/DECREASE IN WORKING CAPITAL	(1,049,579)	979,607	(778,613)
4.04	CHANGES IN CURRENT ASSETS	(165,231)	916,781	495,800
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE YEAR	4,834,911	3,918,130	3,422,330
4.04.02	CURRENT ASSETS AT THE END OF THE YEAR	4,669,680	4,834,911	3,918,130
4.05	CHANGES IN CURRENT LIABILITIES	884,348	(62,826)	1,274,413
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE YEAR	3,839,933	3,902,759	2,628,346
4.05.02	CURRENT LIABILITIES AT THE END OF THE YEAR	4,724,281	3,839,933	3,902,759

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5– REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	3,401,245	1,459,705	0	287,672	1,332,743	6,481,365
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	34,543	(34,543)	0	0	0	0
5.03.01	TAX BENEFIT ON AMORTIZATION OF GOODWILL FROM MERGER	34,543	(34,543)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05	TREASURY STOCK	0	(62,272)	0	0	0	(62,272)
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	(303,671)	(303,671)
5.07	ALLOCATIONS	0	0	0	0	(626,500)	(626,500)
5.07.01	PROPOSED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	(626,500)	(626,500)
5.08	OTHER	0	0	0	0	7,685	7,685
5.08.01	PRESCRIBED DIVIDENDS	0	0	0	0	7,685	7,685
5.09	ENDING BALANCE	3,435,788	1,362,890	0	287,672	410,257	5,496,607

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	3,373,097	1,524,953	0	273,244	1,491,550	6,662,844
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	28,148	(28,148)	0	0	0	0
5.03.01	TAX BENEFIT ON AMORTIZATION OF GOODWILL FROM MERGER	28,148	(28,148)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05	TREASURY STOCKS	0	(37,550)	0	0	0	(37,550)
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	288,552	288,552
5.07	ALLOCATIONS	0	0	0	14,428	(458,928)	(444,500)
5.07.01	CONSTITUTION OF LEGAL RESERVE	0	0	0	14,428	(14,428)	0
5.07.02	PROPOSED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	(444,500)	(444,500)
5.08	OTHER	0	450	0	0	11,569	12,019
5.08.01	DONATIONS AND SUBSIDIES FOR INVESTMENTS	0	277	0	0	0	277
5.08.02	FISCAL INCENTIVES – FINAM	0	173	0	0	0	173
5.08.03	PRESCRIBED DIVIDENDS	0	0		0	11,569	11,569
5.09	ENDING BALANCE	3,401,245	1,459,705		287,672	1,332,743	6,481,365

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	3,335,770	1,591,454	0	273,244	1,763,067	6,963,535
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	37,327	(37,327)	0	0	0	0
	TAX BENEFIT ON AMORTIZATION OF GOODWILL
5.03.01	FROM MERGER	37,327	(37,327)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05	TREASURY STOCKS	0	(33,018)	0	0	0	(33,018)
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	(25,317)	(25,317)
5.07	ALLOCATIONS	0	0	0	0	(246,200)	(246,200)
	PROPOSED DIVIDENDS/INTEREST ON
5.07.01	SHAREHOLDERS’ EQUITY	0	0	0	0	(246,200)	(246,200)
5.08	OTHERS	0	3,844	0	0	0	3,844
5.08.01	FISCAL INCENTIVES - FINAM	0	3,844	0	0	0	3,844
5.09	ENDING BALANCE	3,373,097	1,524,953	0	273,244	1,491,550	6,662,844

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
1	TOTAL ASSETS	16,728,089	17,402,504	15,326,004
1.01	CURRENT ASSETS	5,388,691	5,802,014	3,985,525
1.01.01	CASH AND CASH EQUIVALENTS	1,730,083	2,397,810	1,465,765
1.01.02	CREDITS	2,152,813	2,111,579	1,859,713
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,152,813	2,111,579	1,859,713
1.01.03	INVENTORIES	83,035	174,033	8,042
1.01.04	OTHER	1,422,760	1,118,592	652,005
1.01.04.01	LOANS AND FINANCING	3,962	2,540	2,446
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,122,548	735,700	501,281
1.01.04.03	JUDICIAL DEPOSITS	148,469	144,770	40,367
1.01.04.04	OTHER ASSETS	147,781	235,582	107,911
1.02	LONG-TERM ASSETS	1,941,931	1,299,476	1,363,061
1.02.01	OTHER CREDITS	0	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0	6,965
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0	6,965
1.02.02.02	FROM SUBSIDIARIES	0	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.03	OTHER	1,941,931	1,299,476	1,356,096
1.02.03.01	LOANS AND FINANCING	5,211	8,204	7,513
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,225,631	729,695	736,367
1.02.03.03	INCOME SECURITIES	2,604	0	0
1.02.03.04	JUDICIAL DEPOSITS	641,267	476,228	417,610
1.02.03.05	INVENTORIES	0	0	19,053
1.02.03.06	OTHER ASSETS	67,218	85,349	175,553
1.03	PERMANENT ASSETS	9,397,467	10,301,014	9,977,418
1.03.01	INVESTMENTS	390,463	477,607	286,418
1.03.01.01	ASSOCIATED COMPANIES	4	4	97,485
1.03.01.02	SUBSIDIARIES	0	0	0
1.03.01.03	OTHER INVESTMENTS	390,459	477,603	188,933
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,224,949	8,897,226	9,045,955
1.03.03	DEFERRED CHARGES	782,055	926,181	645,045

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2	TOTAL LIABILITIES	16,728,089	17,402,504	15,326,004
2.01	CURRENT LIABILITIES	5,480,299	4,808,710	3,957,807
2.01.01	LOANS AND FINANCING	881,158	609,420	572,139
2.01.02	DEBENTURES	608,226	493,713	1,418,137
2.01.03	SUPPLIERS	1,786,535	1,769,480	935,656
2.01.04	TAXES, FEES AND CONTRIBUTIONS	975,654	798,723	461,878
2.01.04.01	INDIRECT TAXES	776,527	750,759	439,215
2.01.04.02	TAXES ON INCOME	199,127	47,964	22,663
2.01.05	DIVIDENDS PAYABLE	376,579	411,232	247,242
2.01.06	PROVISIONS	382,138	357,140	76,531
2.01.06.01	PROVISION FOR CONTINGENCIES	336,643	327,643	48,509
2.01.06.02	PROVISION FOR PENSION PLAN	45,495	29,497	28,022
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHER	470,009	369,002	246,224
2.01.08.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	78,214	73,238	61,550
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	154,696	114,219	51,747
2.01.08.03	EMPLOYEE PROFIT SHARING	64,445	60,839	49,006
2.01.08.04	AUTHORIZATIONS TO EXPLORE TELECOM. SERV.	55,516	44,056	0
2.01.08.05	OTHER LIABILITIES	117,138	76,650	83,921
2.02	LONG-TERM LIABILITIES	5,649,944	6,008,175	4,693,915
2.02.01	LOANS AND FINANCING	2,918,841	3,158,365	1,735,563
2.02.02	DEBENTURES	500,000	1,020,000	910,000
2.02.03	PROVISIONS	1,350,310	883,151	1,128,304
2.02.03.01	PROVISION FOR CONTINGENCIES	667,716	411,202	650,236
2.02.03.02	PROVISION FOR PENSION PLAN	682,594	471,949	478,068
2.02.04	RELATED PARTY DEBTS	0	0	0
2.02.05	OTHERS	880,793	946,659	920,048
2.02.05.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	0	4,834	7,871
2.02.05.02	SUPPLIERS	21,357	3,504	860
2.02.05.03	INDIRECT TAXES	560,076	604,942	583,194
2.02.05.04	TAXES ON INCOME	9,413	35,206	27,005
2.02.05.05	AUTHORIZATIONS TO EXPLORE TELECOM. SERV.	252,274	261,548	211,847
2.02.05.06	OTHER LIABILITIES	29,699	28,651	81,297
2.02.05.07	FUNDS FOR CAPITALIZATION	7,974	7,974	7,974
2.03	DEFERRED INCOME	84,587	73,978	11,431
2.04	MINORITY INTEREST	16,652	30,276	7
2.05	SHAREHOLDERS’ EQUITY	5,496,607	6,481,365	6,662,844
2.05.01	PAID-UP CAPITAL	3,435,788	3,401,245	3,373,097
2.05.02	CAPITAL RESERVES	1,362,890	1,459,705	1,524,953

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2.05.02.01	PREMIUM ON SHARE SUBSCRIPTION	334,825	367,269	368,596
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	123,378	187,749
2.05.02.03	DONATIONS AND SUBSIDIES FOR INVESTMENTS	123,551	123,551	123,274
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756	745,756
2.05.02.05	SPECIAL MONETARY ADJUSTMENT-LAW 8200/91	31,287	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464	68,291
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	287,672	287,672	273,244
2.05.04.01	LEGAL	287,672	287,672	273,244
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0	0
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	410,257	1,332,743	1,491,550

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	14,687,239	12,763,442	11,077,381
3.02	DEDUCTIONS FROM GROSS REVENUE	(4,548,555)	(3,698,586)	(3,162,187)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	10,138,684	9,064,856	7,915,194
3.04	COST OF GOODS AND/OR SERVICES SOLD	(6,523,502)	(5,828,012)	(4,853,373)
3.05	GROSS INCOME	3,615,182	3,236,844	3,061,821
3.06	OPERATING INCOME/EXPENSES	(4,772,424)	(3,140,572)	(2,921,228)
3.06.01	SELLING EXPENSES	(1,655,749)	(1,085,777)	(819,937)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,267,630)	(969,584)	(795,336)
3.06.02.01	MANAGEMENT COMPENSATION	(11,695)	(7,998)	(7,094)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(1,255,935)	(961,586)	(788,242)
3.06.03	FINANCIAL	(1,222,739)	(1,024,014)	(1,091,002)
3.06.03.01	FINANCIAL INCOME	664,699	493,298	302,563
3.06.03.02	FINANCIAL EXPENSES	(1,887,438)	(1,517,312)	(1,393,565)
3.06.04	OTHER OPERATING INCOME	414,662	577,641	270,362
3.06.05	OTHER OPERATING EXPENSES	(1,040,968)	(638,838)	(485,315)
3.06.06	EQUITY ACCOUNTING RESULT	0	0	0
3.07	OPERATING INCOME	(1,157,242)	96,272	140,593
3.08	NON-OPERATING INCOME	(149,024)	(160,078)	(469,045)
3.08.01	REVENUES	44,962	105,306	55,417
3.08.02	EXPENSES	(193,986)	(265,384)	(524,462)
3.09	INCOME BEFORE TAXES AND MINORITY INTEREST	(1,306,266)	(63,806)	(328,452)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	389,066	(43,671)	58,017
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	(53,783)	(1,076)
3.12.01	INTEREST	0	(53,783)	(1,076)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	626,500	444,500	246,200
3.14	MINORITY INTEREST	(12,971)	(6,276)	14
3.15	INCOME (LOSS) FOR THE PERIOD	(303,671)	276,964	(25,297)
	NO. SHARES, EX-TREASURY (IN THOUSANDS)	541,618,899	541,608,463	539,447,369
	EARNINGS PER SHARE		0.00051
	LOSS PER SHARE	(0.00056)		(0.00005)

08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
4.01	SOURCES	3,776,334	5,971,051	3,262,596
4.01.01	OF OPERATIONS	3,092,274	3,256,806	3,112,616
4.01.01.01	INCOME/LOSS FOR THE YEAR	(303,671)	276,964	(25,297)
4.01.01.02	AMOUNTS NOT AFFECTING WORKING CAPITAL	3,395,945	2,979,842	3,137,913
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,794,545	2,589,649	2,206,422
4.01.01.02.02	MONETARY VARIATION AND LONG-TERM INTEREST	57,719	54,863	105,146
4.01.01.02.03	EQUITY IN SUBSIDIARIES	0	0	0
4.01.01.02.04	PROVISION FOR CONTINGENCIES	408,675	97,400	299,141
4.01.01.02.05	INCOME/LOSS IN FIXED ASSETS WRITE-OFF	27,958	54,389	347,885
4.01.01.02.06	INDIRECT TAXES	43,816	8,094	154,019
4.01.01.02.07	DEFERRED DIRECT TAXES	(235,252)	146,909	23,720
4.01.01.02.08	MINORITY INTEREST	12,971	6,276	(14)
4.01.01.02.09	PROVISION FOR PENSION PLAN	253,767	(1,895)	1,686
4.01.01.02.10	OTHER	31,746	24,157	(92)
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	684,060	2,714,245	149,980
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	535,999	2,478,532	23,731
4.01.03.02	TRANSFER FROM LONG-TERM ASSETS TO CURRENT ASSETS	103,153	195,358	48,413
4.01.03.03	INCORPORATED NET WORKING CAPITAL	0	0	39,300
4.01.03.04	OTHER	44,908	40,355	38,536
4.02	USES	4,861,246	5,005,465	4,080,695
4.02.01	INCREASE IN LONG-TERM ASSETS	485,972	327,189	155,666
4.02.02	INCREASE IN PERMANENT ASSETS	1,977,796	2,818,820	1,757,201
4.02.03	DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	626,500	444,500	246,200
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	1,708,706	1,374,418	1,832,877
	TRANSFER FROM CURRENT ASSETS TO LONG-TERM
4.02.05	ASSETS	0	0	53,674
4.02.06	OWN SHARES ACQUISITION	62,272	37,550	33,018
4.02.07	INCORPORATED NET WORKING CAPITAL	0	2,988	0
4.02.08	OTHER USES	0	0	2,059
4.03	INCREASE/DECREASE IN WORKING CAPITAL	(1,084,912)	965,586	(818,099)
4.04	CHANGES IN CURRENT ASSETS	(413,323)	1,816,489	515,785
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE YEAR	5,802,014	3,985,525	3,469,740
4.04.02	CURRENT ASSETS AT THE END OF THE YEAR	5,388,691	5,802,014	3,985,525
4.05	CHANGES IN CURRENT LIABILITIES	671,589	850,903	1,333,884
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE YEAR	4,808,710	3,957,807	2,623,923
4.05.02	CURRENT LIABILITIES AT THE END OF THE YEAR	5,480,299	4,808,710	3,957,807

09.01 – REPORT OF INDEPENDENT ACCOUNTANTS – UNQUALIFIED OPINION

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the balance sheets of Brasil Telecom S.A. and the consolidated balance sheets of the Company and its subsidiaries, drawn up on December 31, 2005 and 2004, and respective statements of income, statements of changes in shareholders’ equity and statements of changes in financial position, corresponding to the years ended on that date, prepared under the responsibility of its management. Our responsibility is to express an opinion about these financial statements.

Our review was performed in accordance with auditing standards applicable in Brazil and they comprise: (a) the planning of works, taking into account the relevance of balances, the volume of transactions, accounting systems and internal controls of the Company and its subsidiaries; (b) the verification, based on tests, of evidence and records supporting amounts and financial information disclosed; and (c) the evaluation of most representative accounting practices and estimates adopted by the Company’s management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

In our opinion, the financial statements referred to above properly represent in all their relevant aspects the equity and financial condition of Brasil Telecom S.A., as well as the consolidated equity and financial condition of this Company and its subsidiaries on December 31, 2005 and 2004, the results of its operations, changes in shareholders’ equity and changes in financial position, corresponding to the years ended on that dates, in accordance with accounting practices adopted in Brazil.

Our examination was performed for the purpose of issuing an opinion about the financial statements, taken as a whole. The statements of value added and cash flow represent supplementary information to those statements and are presented to provide an additional analysis. This supplementary information was submitted to the same audit procedures, applied to the financial statements and in our opinion, this is properly presented in all its relevant aspects in relation to the financial statements, taken as a whole.

As disclosed in Note 5 (i), on April 28, 2005, an agreement foreseeing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A. was entered into. The effectiveness of this agreement has been the subject-matter of discussions through various injunctions and, at this moment, it is not possible to forecast possible effects on the financial statements of the Company and its subsidiaries, stemming from the realization or not of such agreement.

March 27, 2006

KPMG Auditores Independentes
CRC-SP-014.428 -“S”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -“S”-DF

10.01 – MANAGEMENT REPORT

MANAGEMENT REPORT

Dear Sirs and Madams Shareholders:

In compliance with the provisions provided for in the law and in the By-Laws, Brasil Telecom S.A.’s management submits to your analysis the Management Report, the Company’s Consolidated Financial Statements and the Independent Auditors Report, related to the fiscal year ended on December 31st, 2005.

Economic Scenario

In 2005, the Brazilian economy grew by 2.3%, mainly sustained by substantial international demand, which resulted in record trade surpluses.

Inflation as measured by the IPCA index reached 5.69% in 2005 and the exchange-rate ended the year at R$ 2.34 to the dollar, up 13.4% compared to 2004. Interest rates remained high throughout the year, ending 2005 at 18% p.a., peaking at 19.75% p.a. in the third quarter.

In the domestic context, Brasil Telecom considers an environment of continuing moderate economic growth, controlled inflation and falling interest rates. In the international environment, the global economy remains in a sustained growth trend, independently of the uncertainties associated with the Middle East and the upward revision of US interest rates.

Regulatory Environment

The concession contracts for Public Switched Telephone Network (PSTN) were extended in December 2005. These will remain in force to the end of 2025 and will be subject to review every five years, from December 31, 2010.

One of the changes introduced by the new contracts was the charging of local calls on a per minute basis, replacing the old pulse measuring system. The new contracts have guaranteed a subscriber the right to request a detailed breakdown of local calls on their monthly bill. Concessionaires would have had until the end of August 2006 to make the investment necessary for the implementation of this ease. However, a decision by the National Telecommunications Agency (Anatel) in February 2006 postponed the implementation deadline to the end of August 2007.

Another item established under the new contracts refers to the parameters which will serve as the basis for tariff readjustments. From 2006, the Telecommunications Sector Index, created by Anatel and referenced to a basket of public price indices, became the official index for the correction of tariffs in the sector. For 2006 and 2007, Anatel also formulated a calculation model for the transfer factor – or X factor – whose function is to transfer part of the productivity gains achieved by the concessionaires to end-users.

In 2005, the Regulations for the Separation and Allocation of Accounts were published. This expands the base of physical and financial information that the operator must make available to Anatel, which will be used to set the adjustment to public tariffs, as well as determining the value of the interconnection tariffs from 2008 on. Fixed-line concessionaires will be obliged to provide the first set of expanded information in April 2006.

Published in March 2005, the General Interconnection Regulations defined new rules for the interconnection of networks and the relationship among telecommunications service providers.

Furthermore, in December, Anatel published the Regulations for Individual Special Class Access, whose goal is to facilitate progressive universalization of individual fixed-line telephone access.

For mobile telephone services, the "bill and keep" system was suspended by a ruling from Anatel. It was originally expected that this system would come into force from July 2005, establishing rules for the payment of interconnection charges on calls between mobile telephone operators. Once the "bill and keep" system is implemented, mobile operators would cease to pay the Mobile Network Use Tariff on mobile-mobile calls.

Three themes related to the telecommunications sector, which are currently the subject of ongoing debate in the National Congress, are worth mentioning: the proposal to abolish the fixed monthly basic subscription fee, the project which aims to restructure the Brazilian System for the Defense of Competition and the proposal to alter the General Telecommunications Law, establishing the basis for the creation of a “social telephone service”.

Another important subject, which is present in the discussions about technology convergence, covers the offering of audiovisual content by telecommunications companies. As part of its agenda, the Executive Power is seeking to draw up a law covering mass electronic communication which should, among other things, review the legislation on pay TV and the admittance of foreign capital as a competitive factor, as well as allow the use of funds from the Telecommunications Services Universalization Fund for digital inclusion projects.

Changes in Management

On July 27, 2005 at an Extraordinary General Shareholders’ Meeting, members of the Board of Directors of Brasil Telecom Participações S.A. who were linked to the former manager Opportunity, were dismissed from the Board. At a Board meeting held on August 25, 2005, a new Senior Management was elected, with the Technical Director remaining in place.

At an Extraordinary General Shareholders’ Meeting held on September 30, 2005, the members of the Board of Directors of Brasil Telecom S.A. were also dismissed, with new members being elected in their place. On the same date, at a meeting of the Board of Directors, it was decided to dismiss the Chairman then presiding, and to elect new members to the Senior Management, the Network Officer being reelected. These decisions were ratified by the Board of Directors of Brasil Telecom S.A. at a meeting held on October 5, 2005.

The process of replacing the directors and officers of Brasil Telecom Participações S.A. and Brasil Telecom S.A. was litigious, as demonstrated by the several material facts released by the companies during 2005 and the various lawsuits filed by the former manager aiming at taking back the management of the Companies, which are still ongoing.

Agreements of April 28, 2005 under Opportunity’s Management

On April 28, 2005, while still under the management of the then CEO Carla Cico and Opportunity, Brasil Telecom Participações S.A. and Brasil Telecom S.A. celebrated several agreements involving the Opportunity and Telecom Italia groups (“Agreements of April 28”).

Among these agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) entered into an agreement with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) entitled “Merger Agreement” and a “Protocol” document related to it.

According to material facts released, the merger was prohibited by injunctions issued by courts in Brazil and the US. And this is also the subject of an arbitration involving the controlling shareholders.

The new management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. believes that the Merger Agreement, the respective Protocol and the other Agreements of April 28, which include the withdrawal and settlement of various court actions involving the Companies, were entered into while a conflict of interests existed, in violation of the Law and the Companies’ Bylaws, as well as being contrary to shareholders’ agreements, and furthermore, lacking the necessary shareholder and corporate approvals. In addition, the new management considers that these agreements are contrary to Companies’ best interests, particularly with regard to the mobile telephone business.

With regard to the Merger Agreement, on March 16, 2006, Brasil Telecom S.A. and BTC entered into arbitration against TIMI and TIMB in order to obtain annulment of this agreement or have it declared null and void. Such arbitration will be carried out according to the rules of the International Chamber of Commerce (“ICC”).

Assessment of the Actions by the Former Managers under the Management of Opportunity

In observance of their fiduciary duties, under the terms of the applicable legislation, the current management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. have carried out internal investigations on the businesses and operations of the former management appointed by Opportunity, having identified management acts indicating abuse of controlling power, breach of fiduciary duties, conflict of interest, as well as violation of the law and the Company Bylaws.

To this end, and in accordance with a notice to shareholders released on December 12, 2005, Brasil Telecom Participações S.A. and Brasil Telecom S.A. filed a formal complaint with the CVM - the Brazilian Securities and Exchange Commission, against its former management, Opportunity Fund and other individuals and companies, both national and foreign, linked in any way to the former, who have been involved with, or participated in any way, or benefited from the actions which are the object of the formal complaint. On March 21, 2006, a further formal complaint, as an amendment to the first complaint, was submitted to CVM, in light of new management actions identified.

Brasil Telecom Participações S.A. and Brasil Telecom S.A. are adopting all necessary legal measures to recover the losses and damages suffered.

The Group

Brasil Telecom Group is comprised of companies which operate in the telecommunications sector, offering a full range services, particularly local fixed-line telecommunications, domestic and international long distance fixed-line telecommunications, mobile telecommunications, data transmission, besides data center and internet services.

Below you may find the group’s corporate structure in a simplified version:

ON: Voting shares
PN: Preferred shares

Brasil Telecom S.A.

Brasil Telecom S.A. is the company responsible for the providing of fixed-line telephone services – voice and data, both on a local basis as well as long-distance. The public concession covers the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as the Federal District. This concession area, which corresponds to Region II in the General Concession Plan, runs along the frontier with Peru, Bolivia, Paraguay, Argentina and Uruguay, and can thus be considered a corridor to Mercosur.

In the last few years, Brasil Telecom S.A. has made some important acquisitions in the telecommunications sector, with the main objective of becoming a complete telecommunications service multi-provider, where convergence is the basic premise. In this manner, Brasil Telecom S.A. is present throughout the entire value chain in this sector.

Brasil Telecom operates outside its concession area, particularly in the three main Brazilian metropolitan areas (São Paulo, Rio de Janeiro and Belo Horizonte), through Brasil Telecom Comunicação Multimídia Ltda. This allows it to serve the corporate market, and so increase its market share in the growing data transmission market.

The Company also acquired a system of sub-sea fiber optic cables which connects Brazil, Venezuela, Bermuda and United States, which guarantees the Company the autonomy to carry international voice and data traffic.

The 3.2 million active users served by the internet service providers iG, iBest and BrTurbo mean that Brasil Telecom is the largest internet access provider in Latin America and one of the 15 largest internet providers in the world, in terms of number of clients. In October 2005, the new management of Brasil

Telecom began the process of integrating these three providers, with the object of consolidating the leadership of the Group in the Brazilian internet market. Just as important, or even more important than the traffic generated by these providers and the revenues provided by access and other products, is the exploitation of this relationship channel with clients spread throughout the country.

To complete its strategy of being a complete telecommunications service multi-provider, Brasil Telecom launched its mobile operation in September 2004, developing a combination of innovative promotions focused initially on fixed-line users and broadband access subscribers.

BrT Serviços de Internet S.A.

Through BrTurbo, iBest and iG, Brasil Telecom is able to compete throughout the Brazilian territory in the various segments of the internet, providing a range of converging services with a unified vision and mutual synergy. BrTurbo is the broadband leader in Region II of the General Concession Plan. iBest is the largest dial-up access provider in Region II, while iG - the first in dial-up access in Brazil - is one of the largest content providers with a broadband presence outside Region II.

BrTurbo

To consolidate its brand and strengthen its leadership in the broadband market in Region II, BrTurbo redesigned its portal in 2005, creating a new games channel, starting to use a new platform for the distribution of multimedia content and developing commercial and content partnerships. The company also launched BrTurbo Educa, Gigamail and a photo album, among other things, with the objective of adding value to the portfolio of products and services and, consequently, increasing average revenue per client.

BrTurbo Empresas, focused on small and medium-size enterprises, was reformulated and gained several new functions, which resulted in growth of 30%, in relation to the previous year.

BrTurbo Asas, which uses Wi-Fi, saw its own hotspot network expand by 22%, as a result of partnerships signed with Brazil's main airports. The number of accesses and the utilization time doubled, compared to the previous year.

As a result of these initiatives, BrTurbo’s client base expanded to 548,000 in 2005, 106% larger than the previous year. Thus, for the second year running, BrTurbo doubled the size of its client base.

iBest

iBest consolidated its position as the largest dial-up access provider in Region II, achieving a market share estimated at 50%, at the end of 2005.

iBest has a presence in more than 1,800 towns and cities and has approximately 10 million registered customers and 1.5 million active users. During 2005, it generated 19 billion minutes, an increase of 14% compared to 2004, due to its relationship initiatives and the expansion in the number of points of presence.

During 2005, iBest began to review its portal strategy, internalizing its news channel and improving its navigability. As a result, the frequency of portal use increased by 21%, in terms of single users in the period January to December, according to research from Ibope Net Ratings.

The 2005 edition of the iBest Awards was cause for a double celebration: 10 years of awards and 10 years of commercial internet in Brazil. Approximately 25,000 sites registered, 4 million votes and the traditional cash prizes – all made the edition a success, maintaining the iBest Awards as the world’s top internet award ceremony.

iG

On July 26, 2005, Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., a subsidiary of BrT, completed the acquisition of 3,750,500 Voting Class A shares and 6,249,848 Voting Class B shares, issued by iG, due to the exercising of an option granted to shareholders: Global Investments and Consulting Inc., Opportunity Fund and Vicência Participações Ltda.

The purchase took place in accordance with the decisions taken by the Boards of Brasil Telecom Participações S.A. and Brasil Telecom S.A. on December 18, 2003 and under the same conditions as those for the extension of the purchase offer, referred to in the material fact, published on November 24, 2004.

The shares purchased for US$ 27.8 million, represented 25.6% of the total capital of iG. As a result of this purchase, BrT Bermuda together with Brasil Telecom Participações S.A., ended up with 98.2% of the total paid-in capital of iG.

iG was the first free internet access provider in Brazil and it currently has a presence in over 1,200 towns and cities. It has 18 million clients registered and two million active users. During 2005, the 20 billion minutes generated positioned iG as the leader in traffic generation terms in Regions I and III and the largest internet access provider in Brazil, both in terms of traffic and number of users. In addition, its base of broadband access subscribers totaled 180,000 at the end of 2005, up 65% compared to 2004.

iG’s pioneering stance is not limited to free access. The provider created the concept of exclusive web journalism with Último Segundo (up to the last second), built the largest cellular portal – Selig –, was the first company to launch a blog tool in Brazil – Blig – and introduced TV Flash on the homepage of its portal. Today, iG is one of the leaders in advertising sales on the internet. During 2005, in another innovative mood, iG created the largest video center on the Brazilian Internet, Megaplayer, and the music site iG Pop - as well as enlarging its games portal Arena iG, resulting in an increase of 11% in its audience, compared to the previous year, according to Ibope Net Ratings. As well as the distribution of content via computer, iG maintains its strategy of expanding its distribution channels. In addition to offering its content through Selig, iG also distributed content in cinemas, airports and elevators.

Grupo BrT Cabos Submarinos

BrT's sub-sea cable system consists of the following companies: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America Inc., Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. and Brasil Telecom Venezuela S.A. - all either direct or indirect subsidiaries of Brasil Telecom S.A.

The Grupo BrT Cabos Submarinos comprises a network of 22,000 km of leading-edge technology sub-sea fiber-optic cable and an installed capacity of 80 Gbps, which can be expanded up to 1.36 Tbps, connecting the US, Bermuda, Venezuela and Brasil.

During 2005, Brasil Telecom continued its efforts to optimize its costs and expenses, as well as increasing its client base in Brazil, the US, Venezuela and Mercosur. Important strategic alliances were established which allowed the Company to expand the geographical reach of its sub-sea cable system. As a result, the Company started to provide services in Venezuela, today holding approximately 40% of the international IP traffic in that country and also in Uruguay. In this latter country, international traffic through Brasil Telecom is already significant.

The reliability of more than 99.99% of operations in this system results in a higher-quality service for its clients, among them being BrT itself, which thus has managed to guarantee the autonomy necessary to carry international voice, data and particularly, IP traffic. This autonomy has direct impact on reducing interconnection and transport costs. In 2005, Brasil Telecom saved US$ 16 million, as a result of its reduced need to rent international capacity.

BrT Comunicação Multimídia

The brand MetroRED was replaced by the brand Brasil Telecom Comunicação Multimídia, in March 2005, with the aim of further strengthening the Brasil Telecom brand throughout Brazil, and optimizing expenditure on marketing and advertising.

Brasil Telecom Comunicação Multimídia provides services in the data center, internet and Data transmission segments and is the first Brazilian company to introduce the high-quality, high performance and security of fiber optic cables for operation within offices. Brasil Telecom Comunicação Multimídia’s infrastructure includes 1,600 km of inter-city cable which connects São Paulo, Rio de Janeiro and Belo Horizonte, and 343 km of metropolitan network within the cities, which as well as reaching 636 buildings, has the potential to reach a further 5,000.

Brasil Telecom Comunicação Multimídia offers direct access to the main corporate clients in the country, thus being able to offer a differentiated service with a national and international reach, through partnerships with Grupo BrT Cabos Submarinos. Brasil Telecom Comunicação Multimídia has a technologically advanced infrastructure which complements that of Brasil Telecom S.A., with data networks and IP totally integrated and interlinked through a high-speed transport backbone.

Vant

Vant was the first operator in Brazil to offer services with a network directly based on IP technology – Internet Protocol. With a presence in Brazil's main capital cities, Vant operates throughout Brazilian territory and offers a wide-ranging portfolio of voice and data products.

Vant is undergoing a process of shutting down its activities as part of efforts to achieve greater synergy between the companies in the Group, the rationalization of operational costs and expenses, and the use of tax benefits. Its client base is being switched to other companies within the Group, together with its assets.

Brasil Telecom GSM

To be the fourth entrant into the mobile telephone segment never appeared to be an easy task for Brasil Telecom GSM, principally in the Region in which it operates, where the penetration rate in the cell-phone segment is the largest in Brazil: 58.5% in December. Challenges are being overcome day after day and the success of Brasil Telecom GSM can be seen in its substantial portfolio of clients won by the end of 2005: 2.2 million accesses.

With the launching of its mobile operation, Brasil Telecom has become the largest integrated telecommunications network in Region II, providing converging and innovative products and the use of the one-stop-shop concept at its sales outlets.

As a result of its pioneering stance in the providing of converging and innovative services, Brasil Telecom GSM has become a founding partner of the Fixed-Mobile Convergence Alliance (FMCA), which in December had the participation of 22 operating companies. This association has the objective of developing new products and technologies, to better meet the needs and demands of its members’ customers. Brasil Telecom GSM is the only operator in Latin America which participates in FMCA.

Sales outlets

To exceed the 2 million client mark, Brasil Telecom GSM used the wide reach of its 3,258 sales outlets, distributed through 20 own stores, 54 kiosks, 1,129 authorized agents and 1,979 re-sellers in the main retail chains, as well as 76 outlets for the sale of telephone card credits.

Coverage

During 2005, Brasil Telecom GSM increased its coverage in 156 new locations. At the end of the year, the company was serving 85.9% of the population in Region II, in 782 locations.

National and international roaming agreement

In 2005, Brasil Telecom GSM entered into data roaming agreements with the mobile telephone companies Claro and Oi, so extending its data network service to every state in Brazil.

According to the voice roaming agreement signed with Oi, our clients do not have to pay an additional charge when using this operator in the states of Region I. In cities and towns not covered by Oi, roaming is carried out by Claro or TIM, with an additional displacement charge.

By the end of 2005, 103 agreements had been signed with international operators in 59 countries. With this, the main tourist routes within Mercosur, North America, Europe and Japan, are now covered by roaming agreements.

Risk factors

Regulatory Risk

Brasil Telecom operates in accordance with the concession contracts and terms of authorizations signed with Anatel and under the general and specific legal terms and regulations that govern the sector. Any alteration in these rules initially established may affect the business. As a result of this, Brasil Telecom monitors the changes taking place in the regulatory framework, taking a proactive stance with the aim of reducing regulatory risk.

Market Risk

34.1% of Brasil Telecom's gross revenues come from local services. The trend of partial replacement of the fixed-network traffic to the mobile-network traffic, is a reality which is being dealt with and faced by Brasil Telecom. To this end, a number of initiatives have been developed, such as the creation of new products and services, with a view to maintaining local traffic. In addition, Brasil Telecom launched its own mobile operation, to ensure that part of the traffic from the fixed-network that is being replaced by mobile network traffic, goes through Brasil Telecom's network.

Competition Risk

Every year, the telecommunications sector becomes increasingly competitive, particularly in the long distance, mobile and data communications segments. Brasil Telecom has a substantial market share in the local and long-distance fixed-line segments. In the area of mobile telecommunications, the Company launched its mobile telephone operations at the end of September 2004 and, after one year and three months of operations, managed to achieve a market share of 8.7% in Region II, the result of a strategy based on convergence and the launching of revolutionary products.

Technological development, notably the introduction of voice services based on IP protocol (voice over IP, or VoIP), also results in increased competition, with new agents entering the market. However Brasil Telecom offers services and solutions based on IP technology such as PABX Virtual Net and Vetor to the corporate market. Additionally, investment in infrastructure carried out by the Company in the last few years has given Brasil Telecom the ability to provide more sophisticated services for all client segments.

The Company constantly strives for operational efficiency and excellence in its customer relationship, factors that are fundamental in order to guarantee its leadership position in Region II.

Financial Risk

Brasil Telecom's consolidated debt amounted to R$ 4,908.2 million at the end of December, of which 69.7% was long term. The Company adopts a conservative policy in the use of funding, principally in foreign currency. Of its total debt, R$ 1,336.7 million has been contracted in dollars, yen and a basket of currencies, while Brasil Telecom holds exchange-rate hedging protection for 57.2% of this amount.

For the interest rate on its loans, Brasil Telecom was in a privileged position, considering that the average cost in 2005 of its debt was the equivalent to 69.2% of the Domestic Interbank rate.

Operational Risk

With the aim of protecting its assets, Brasil Telecom holds specific insurance, such as Operational Risk and Business Interruption Insurance. The Operational Risk Insurance covers all assets against material damage, caused by fire, lightning, explosion, storms, theft, water damage and flooding, among others. To guarantee complete replacement of its assets, the Company updates the quantity of lines installed in its respective branches, on a monthly basis, and their respective values.

Losses resulting from interruption or interference with the running of the business, caused by possible material damage, are covered under its Business Interruption Insurance.

Policy	Insured Assets	Insured amount (millions)
Operational risks	Buildings, machinery, equipment, facilities, call centers, towers, infrastructure, information technology equipment	R$ 11,923
Business Interruption	Fixed expenses and net income	R$ 8,163
Surety	Compliance with the concession agreements	R$ 214
General Civil Responsibility	Physical damage and personal injury to third parties	R$ 10
General Civil Responsibility	Moral Damages to third parties	R$ 2

Competition

After the privatization of the Brazilian telecommunications sector, the number of lines in service doubled and the competition for the most attractive clients became fiercer, particularly in the corporate and business segments. In this scenario, in which companies operate in a similar manner, the competitive differential is based on the capacity to propose complete solutions to clients. Brasil Telecom's position as a provider of complete telecommunications solutions turns it into the only operator, in its area of operation, that is able to offer converging solutions. This strategy not only guarantees its competitive edge in the market, but also helps to build a solid base for the future.

Local Fixed Service

Brasil Telecom's leadership position in the fixed telephone market is impressive: the Company has more than 94.6% of the fixed local accesses in Region II, due to the extension of its network, the quality of products and services provided and the practice of competitive prices. The expansion of the mobile plant and ADSL accesses, both markets in which Brasil Telecom has achieved impressive growth, has directly affected local fixed-line traffic. The presence of competitors was a secondary factor in this movement.

Fixed Domestic Long-Distance Service

Currently, Brasil Telecom is the leader in intra-region long-distance telecommunications services. In the last quarter of 2005, the Company achieved an average market share of 90.6% and 84.1%, respectively, in the intra-sector and intra-region segments.

After its entry into the domestic and international long-distance markets on January 19, 2004, Brasil Telecom has been continuously increasing its market share as a result of the publicity made for its carrier selection code, the strength of its brand and its competitive prices. Therefore, in the last quarter of the year, the Company achieved an average market share of 58.7% in the inter-region segment and 33.8% in the international segment. The competition in the long-distance segment is extremely fierce, mainly due to the various authorizations and licenses granted by Anatel to new competitors.

Data Transmission

The data transmission market has shown itself to be vigorous, increasingly provoking interest from companies. Brasil Telecom's market share in this segment has increased mainly due to the expansion in ADSL accesses and the growth in sales of network formation services. Brasil Telecom has been increasing its leadership in both of these markets.

Mobile Telephone Services

Despite being the last to enter this segment in Region II, Brasil Telecom's mobile operation has achieved impressive expansion in its subscriber base. This growth, by the end of December 2005, represented an 8.7% market share in its area of operations – almost three times 2004’s market share. Considering the period between October 2004 and September 2005, Brasil Telecom GSM became the company to enter fourth in the market with the largest market share in its first year of operations.

This success can be attributed to the success of its launch promotion (Pula-Pula), to the benefits of the convergence offered (Bônus Todo Mês, Bumerangue 14, Amigos Toda Hora and Cartão Único), the strength of the Brasil Telecom brand and the experience of the team responsible for the operation.

Strategic Priorities

As its strategic priorities for 2005, Brasil Telecom has decided to push forward with the expansion of its mobile telephone business, increase of its broadband subscriber’s base, growth of its range of alternative plans offered and increase of its market share in the inter-regional and international segments.

Brasil Telecom GSM achieved a market share of 8.7% at the end of 2005, an impressive result due to the fact that Region II had a penetration rate of 41% when the mobile operations were launched. Also worth noting is the percentage of monthly paying (post-paid) customers in Brasil Telecom GSM's client base, the best in its region.

Brasil Telecom ended the year with a total of 1,013,900 broadband subscribers, up 89.3% in comparison to the previous year. This figure meant that the Company maintained its leadership, with the best ratio of broadband accesses to lines in service.

Various different alternative plans were launched by Brasil Telecom to adapt its service to the socioeconomic profile of the population in the region where it operates, reducing the amount of fixed-line terminals disconnected. At the end of the year, 8.2% of lines in service were represented by these plans.

In the data transmission market, Brasil Telecom created solutions focused on various sectors of the economy, such as the automotive and agribusiness segments, as well as municipal authorities. Based on analysis and understanding of the inter-relationship of Brasil Telecom's clients with their suppliers, customers and external agents, it was possible to launch a number of segmented promotions, adding security, efficiency, leading-edge technology and greater value to all the participants of these chains.

Perspectives

In 2006 the telecommunications sector is likely to undergo significant transformation, with repercussions on the business model of all the operating companies. New technologies are making the use of broadband accessible, both for fixed-line, as well as mobile telephones, as well as enlarging the range of converging solutions, based principally on internet protocol.

It is already possible to see a trend of replacing fixed-lines by mobile accesses, with an immediate impact on traffic generated by the former and the switching over, still incipient, from conventional voice traffic to VoIP (Voice over Internet Protocol). The result of this process is a reduction in revenue from fixed-line voice traffic.

This reduction would have already been evident in the past few years, if it had not been for tariff increases. Adding to the complexity of this scenario is that the new revenues coming from IP world, for example, are still low and therefore do not compensate for the loss which is being seen in fixed-line voice revenues.

To align its planning with the realities of the market, Brasil Telecom has selected the following priorities for 2006:

1. To defend its main business, that of fixed-line voice traffic;
2. To expand the mobile telephone service, seeking to achieve a satisfactory balance between scale and profitability;
3. To exploit growth opportunities in data and internet, ensuring profitability;
4. To build a portfolio of converging promotions in the customer environment – voice, data and images – to reduce client turnover and increase the average revenue per user;
5. To increase operational efficiency, applying the necessary rigorous controls in terms of cash allocation; and
6. To create value for the shareholder, in an ethical and transparent manner, in its relationships with all its partners.

Network

Brasil Telecom has a network infrastructure which is a model of operational efficiency. Using state-of-the-art technology, it ensures flexibility and quality in the services it provides.

The direction in which the infrastructure network has evolved was based on a converging pattern of services and applications, using the unique network concept, with the flexibility needed to provide different services – in voice, fixed-line or mobile, and data or images segment, to any client, at any place, at any time.

In this picture, in 2005 Brasil Telecom entered a new era of providing telecommunications services, with the Service Creation Environment – a final element which complements the Company’s Next Generation Network - NGN. In this new structure, the services are implemented in a centralized manner and made available in an evenly distributed and efficient way to any network user. Furthermore, since this structure operates under open-market standards, the services may be developed and implemented by a larger number of suppliers.

Also based on the NGN, Brasil Telecom has introduced a new call center infrastructure, a solution that is totally integrated with the client relationship systems, using all the technological resources available, thus reducing the need for investment. This infrastructure allows centralized management, changing the concept of sites to the concept of available resources, reducing the time necessary to launch new services. In addition, the implementation of virtual agents, known as home workers, is made possible.

In 2005, Brasil Telecom carried out the expansion of its Dense Wavelength Division Multiplexing (DWDM) backbone and continued to expand its core data network, which enables services that require a broader bandwidth to be launched. Network access was made available through the Company's own satellite platform, which makes it possible to offer voice and data services in remote or non-accessible locations through conventional networks within and outside Region II.

Still in 2005, Brasil Telecom continued with the introduction of DSLAMs IP/Ethernet (Digital Subscriber Line Access Multiplexer Internet Protocol/Ethernet) equipment, which prepares the network to support technologies such as ADSL 2+ (Asymmetric Digital Subscriber Line) and allows services to be offered at higher speeds. To meet the new demands with high-speed services, the company began to install the Metro-Ethernet access network.

Throughout the year, Brasil Telecom played an active role within various international standardization organizations - The European Telecommunications Standards Institute (ETSI), 3rd Generation Partnership Project (3GPP), Telecoms & Internet Converged Services & Protocols for Advanced Networks (TISPAN) and the Fixed-Mobile Convergence Alliance (FMCA) – following through and influencing the definition of standards which directly affect the development of its networks, as well as reinforcing its strategy to fully exploit the investments made.

Universalization Targets

Brasil Telecom fulfilled its universalization targets for 2005, receiving a favorable opinion from PricewaterhouseCoopers, as can be seen in the next page.

The fulfillment of these targets included the availability of individual and collective services for the Public Switched Telephone Network (PSTN) in more than 619 locations with a population between 300 and 600 inhabitants and the installation of public telephones in 776 localities with population between 100 and 300 inhabitants, all in Region II.

Universalization Targets

Target	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Quantity of lines installed (target: 7,889 x Millions of lines)	10,790	10,776	10,787	10,793	10,809	10,806	10,797	10,798	10,796	10,794	10,816	10,815
Quantity of locations with more than 600 inhabitants not served by PSTN with individual lines	0	0	0	0	0	0	0	0	0	0	0	0
Number of requests of installation of individual lines, fulfilled in more than 2 weeks (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Number of requests of installation of individual lines made by regular education and health institutions, fulfilled in more than one (1) week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Number of requests of installation of individual lines made by speech or hearing impaired individuals, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of pay phones in service (target: 216 x Millions of pay phones)	295.9	295.9	295.9	295.9	295.9	295.8	295.8	295.8	295.8	296.0	296.8	296.9
Quantity of locations, covered by PSTN with individual lines, which do not meet the distribution of pay phones per one thousand inhabitants, territorially distributed in a uniform manner (target: 3 pay phones per group of one thousand inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations, covered by PSTN with individual lines, with an availability of access to pay phone with a distance greater than the target (target: less than 300 meters)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations that do not meet the percentage of pay phones available 24 hours a day for long-distance calls – with capacity of originating and receiving local and domestic long-distance calls (target: 50% of pay phones)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations that do not meet the percentage of payphones available 24 hours a day for additional international long-distance calls (target: 25% of payphones)	0	0	0	0	0	0	0	0	0	0	0	0

Quantity of requests of payphones in regular education and health institutions fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of requests of pay phones made by speech or hearing impaired individuals, and those who use wheelchairs fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Locations with more than 300 inhabitants, without PSTN, without at least one pay phone (target: larger than 300 inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations with more than 1,000 inhabitants, not covered by individual lines	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of pay phone requests in regular education and health institutions, fulfilled in more than 2 weeks	0	0	0	0	0	0	0	0	0	0	0	0
Pay phones density per one thousand inhabitants (target: 7.5)	8.30	8.17	8.16	8.16	8.16	8.15	8.15	8.15	8.15	8.15	8.14	8.14
Quantity of pay phone per 100 installed lines (target: 2.5 pay phones)	2.70	2.69	2.69	2.69	2.68	2.68	2.68	2.70	2.68	2.69	2.69	2.69
Quantity of locations with PSTN that do not meet the percentage of 2% of pay phones adapted for speech and hearing impaired ;individuals and for those who use wheelchair	0	0	0	0	0	0	0	0	0	0	0	0

Quality Targets

Brasil Telecom met and exceeded its targets in 99.5% of quality indicator measurements established by Anatel’s General Target Plan for Quality, as set forth in the following table.

SERVICE QUALITY
Target	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Success dial signal with a maximum waiting period of 3 seconds (target of 98%) – Morning	99.96	99.98	99.98	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Success dial signal with a maximum waiting period of 3 seconds (target of 98%) – Afternoon	99.97	99.98	99.98	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Success dial signal with a maximum waiting period of 3 seconds (target of 98%) – Night	99.97	99.99	99.99	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Rate of completed originated local calls (target of 70%) – Morning	71.45	70.76	70.74	71.15	71.44	71.59	72.39	71.61	71.99	71.55	71.35	71.83
Rate of completed originated local calls (target of 70%) – Afternoon	71.75	71.10	71.16	71.72	72.09	72.07	71.96	72.23	72.23	72.06	72.04	72.14
Rate of completed originated local calls (target of 70%) – Night	70.62	70.46	71.10	71.24	70.97	71.65	71.78	71.42	71.67	71.18	70.81	70.58
Rate of originated local calls not completed due to congestion (target of 4%) – Morning	0.76	0.78	0.80	0.81	0.78	0.94	0.73	0.73	0.80	0.99	0.82	0.69
Rate of originated local calls not completed due to congestion (target of 4%) – Afternoon	0.86	0.76	0.84	0.99	0.78	0.87	0.97	0.79	0.87	0.84	0.72	0.78
Rate of originated local calls not completed due to congestion (target of 4%) – Night	1.27	1.34	1.03	0.82	1.42	1.25	0.85	0.92	1.02	1.18	0.94	1.10
Rate of completed originated DLD calls – consolidated value (target of 70%) – Morning	72.14	71.25	70.86	71.53	72.32	72.46	73.71	72.91	72.92	72.87	72.08	72.73
Rate of completed originated DLD calls – consolidated value (target of 70%) – Afternoon	72.04	71.36	72.05	72.14	72.80	72.97	73.32	73.28	73.24	73.18	72.47	72.75
Rate of completed originated DLD calls – consolidated value (target of 70%) – Night	71.41	70.87	71.08	71.57	71.85	72.68	73.01	72.76	73.20	72.76	71.28	70.27

Rate of originated DLD calls not completed due congestion – consolidated value (target of 4%) – Morning	1.34	1.42	2.05	1.79	1.35	1.40	1.20	1.21	1.24	1.31	1.31	1.19
Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Afternoon	1.61	1.52	1.28	1.76	1.26	1.17	1.24	1.23	1.26	1.18	1.19	1.27
Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Night	1.64	1.58	1.46	1.42	1.39	1.26	1.22	1.30	1.31	1.35	1.32	2.20
FULFILLMENT OF REPAIR REQUESTS
Rate of repair requests per 100 PSTN accesses (target of 2%) - Full	1.39	1.16	1.23	1.25	1.20	1.20	1.23	1.28	1.31	1.33	1.29	1.26

Rate of fulfillment of repair requests made by residential users within 24 hours (target of 97%)	99.50	99.46	98.63	99.42	99.52	99.61	99.67	99.79	99.60	99.43	99.64	99.61
Rate of fulfillment of repair requests made by non-residential users within 8 hours (target of 97%)	98.68	98.66	99.09	99.22	99.33	99.36	99.52	99.45	99.01	99.01	99.16	99.45
Rate of fulfillment of repair requests made by users that are providers of public interest services within 2 hours (target of 98%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
FULFILLMENT OF REQUESTS FOR ADDRESS CHANGE
Rate of fulfillment of requests for address change made by residential users within 3 business days (target of 97%)	99.80	99.87	99.87	99.78	99.91	99.84	99.88	99.91	99.86	99.86	99.89	99.84
Rate of fulfillment of requests for address change made by non-residential users within 24 hours (target of 97%)	99.08	99.10	99.01	99.24	99.39	99.13	99.37	99.46	99.42	99.10	99.48	99.42
Rate of fulfillment of requests for address change made by users that are providers of public use services within 6 hours (target of 98%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
TELEPHONE ASSISTANCE PROVIDED TO THE USER
Rate of telephone assistance to the PSTN user within 10 seconds (target of 94%) – Morning	99.51	99.61	98.53	99.12	98.76	99.40	99.51	99.53	99.07	99.07	99.30	97.56
Rate of telephone assistance to the PSTN user within 10 seconds (target of 94%) – Afternoon	99.66	99.83	99.58	91.89	99.74	99.57	99.47	99.49	99.26	99.31	99.13	99.30

Rate of telephone assistance to the PSTN user within 10 seconds (target of ;94%) – Night	99.74	99.90	99.80	99.83	99.84	99.64	99.53	99.61	98.81	99.28	99.43	99.32
QUALITY FOR PAY TELEPHONES
Number of pay phones repair requests per 100 pay phones in service (target of 10%)	7.97	5.89	6.65	5.65	5.08	4.81	4.37	3.66	3.79	3.90	4.24	4.19
Rate of fulfillment of pay phones repair requests within 8 hours (target of 97%)	99.16	99.06	99.55	99.59	99.67	99.63	99.56	99.67	99.23	99.33	99.50	99.51
USER’S ACCESS CODE INFORMATION
Rate of information of the user’s access code provided within 30 seconds (target of 97%)	99.02	99.08	99.09	98.91	98.91	99.13	99.10	99.16	99.17	99.04	99.02	98.96
REPLY TO USER’S MAIL
Rate of reply to user’s mail within 5 business days (target of 100%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

PERSONAL ASSISTANCE TO THE USER
Rate of personal assistance to the user within 10 minutes (target of 95%)	N.A.	94.16	95.84	95.84	96.88	97.57	97.74	97.83	96.23	97.81	98.46	96.66

BILLING
Number of bills with error complaints. in the local mode. for every 1.000 bills issued (target of 2%)	1.95	1.94	1.97	1.96	1.97	1.97	1.97	1.96	1.95	1.94	1.92	1.99
Number of bills with error complaints. in the Domestic Long-Distance mode. for every 1.000 bills issued (target of 2%)	1.51	1.56	1.66	1.79	1.82	1.82	1.85	1.83	1.74	1.75	1.73	1.77
Rate of challenged bills with credit returned to the user. referring to the local mode (target of 97%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Rate of challenged bills with credit returned to the user. referring to the Domestic Long-Distance mode (target of 97%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

NETWORK’S MODERNIZATION
Local network digitalization rate (target of 95%)	99.72	99.72	99.72	99.72	99.78	99.91	99.94	99.94	99.96	100.0	100.0	100.0
Total number of accomplished targets (target of 35)	35	34	35	34	35	35	35	35	35	35	35	35
NA = Not applicable

Information Technology (IT)

Brasil Telecom works with converging IT solutions which support all the business segments of the Company. Flexibility, agility and availability are strategic directives which guide the search and selection of these solutions.

GSM project

2005 was a year of consolidation for Brasil Telecom GSM, with investments made in technology to guarantee stability within the environment of its systems. More than 200 improvements were implemented in the support systems, in particular the control of multiple balances in the pre-paid platform and the online treatment of returned goods in stores. Furthermore, new systems were developed: commission for the sales force, Business Intelligence in client portfolio composition, national and international roaming and the GSM Virtual Store, the sales channel with the lowest cost of acquisition for Brasil Telecom.

Also worth mentioning is the implementation of anti-fraud initiatives, such as improving security in the registration of clients and control of users in the resale system, as well as the automatic insertion of rules and jamming in the customer care, including the adhesion in the national blacklist system.

Billing Project

The development of management discounts at Brasil Telecom GSM, which involve 36 bands of discount, has improved flexibility in meeting the demand of corporate clients.

In fixed-line operations, improvements were introduced in the system, focused on environment availability and processing performance.

Revenue Guarantee

In 2005, the main focus in the fraud identification environment was increasing functionalities. The inclusion of processes for the detection of fraud in pre-paid accesses allowed Brasil Telecom GSM to obtain analysis of the main fraudsters in this service in terms of receiving calls and recharging credits.

A module for the generation of automatic and selective jamming was included in the Fraud Management System (FMS), which can be configured based on a different combinations of rules. Additionally, the scope of call monitoring under the FMS was expanded, with the inclusion of Brasil Telecom GSM's local calls and on roaming. Thus, the possibility of fraud identification has increased.

Business Intelligence (BI)

BI has an organized, reliable and updated data base which provides support for analysis, decision-making and disseminating knowledge of the business. In order to continue the implementation of BI in Brasil Telecom, the following functionalities were made available in 2005:

  Directing of actions for ADSL products, intelligent services, connected PC and marketing and sales campaigns;
  Segmentation of clients by market, assisting the business analysis;
  Study of local billing behavior for the pulse-minute migration;
  Billing analysis through measurement of performance, traffic, measured service and monthly and periodic services;

  Carrier Selection Code (CSP) 14 market share analysis; and
  Information on client billing by consultant, for the calculation of variable remuneration.

However, the most important aspect of the year regarding BI, was enabling the availability of information related to the mobile operations, in particular:

  Daily sales report, allowing better sales control;
  Incoming revenue, providing financial control for the generation of pre-paid bonuses;
  Cancellation report, seeking to take action to avoid client losses; and
  Fraud report in activations.

Client Relationship Management (CRM)

CRM is used to manage the relationship with the client to generate value for the Company. During the next few years, the dialogue between the parties will be encouraged and will allow Brasil Telecom to acquire a greater understanding of its customers and, above all, those who produce the best results. Hence, the Company will be able to take initiatives and adopt strategies to satisfy its clients and even anticipate their future demands.

Call Centers

In 2005, Brasil Telecom prioritized the modernization and expansion of its call centers. Additionally, it introduced a virtual call center, capable of serving the client in a transparent manner, through any means of access. The investments made allowed the following results:

  A new call center in Goiânia to serve Brasil Telecom GSM, increasing capacity from 1,254 to 1854 service positions;
  Voice and screen recording resources, seeking to improve monitoring and quality systems; and
  Automatic pre-dialling and interactive advisory system, seeking greater efficiency and productivity in sales and billing/charging campaigns.

IT and Network Security

In 2005 initiatives were implemented to strengthen the security of wireless network access, the standardization and centralization of control over access applications, analysis of the vulnerabilities of the environment and the publication of norms and directives for information security.

The implementation of an operational security center has allowed the monitoring of security events and the permanent combat of spam in the commercialized ADSL services.

Business Management and Regulatory Projects

In 2005, initiatives were developed to improve business management:

  Third parties contract management;
  The implementation of a system which will offer more flexibility in providing information to shareholders.

In compliance with Anatel’s Resolution 86/1998, the 7 to 8 digit migration project was concluded, with repercussions in 25 systems.

Marketing

Entrepreneurial and Residential Market

The retention strategy in the entrepreneurial and high-consumption residential market continues to be the focus of sales and relationship initiatives. At the end of 2005, Brasil Telecom started to use prediction models for purchases and voluntary cancellations, in order to provide direction for segmented offers.

BrT increased its initiatives of offering intelligent services by sending letters along with the telephone bills in 2005. As a result, there was a 27.8% increase in revenues in comparison to 2004. The caller identification service, which had 1.6 million active clients at the end of 2005, 15.7% higher than the previous year and the virtual answering machine service, which had 285,000 active customers at the end of 2005, 122.1% higher than 2004, were the main highlights.

The Company increased its efforts to sell its hybrid plan (LigMix), aimed at lower-income clients. With a different charging system, which uses the post-paid system for monthly subscribption and local fixed-fixed calls and pre-paid for long distance and fixed-mobile calls. The LigMix plant almost doubled in one year, totaling 783,000 accesses in 2005. Such performance demonstrated the feasibility for expansion in the potential fixed-line market in classes C and D, which were exclusively served by prepaid mobile accesses and pay phones.

Business Market

Throughout 2005, BrT’s action pillars were to increase the average ticket size and maintain the Company's current corporate client base. The reformulation of the “Sob Medida Local” plan allowed the development of upselling offers, with an increase in the pulses-included (franquia) and in the clients’ plant size, with a low impact on their bill.

Initiatives under “14 Sob Medida DDD” plan also contributed to increase revenue from customers in the corporate market, with offers to fit each company’s profile. Interlan and IP Turbo offers resulted in an increase of 86.5% and 58.6% in their respective accesses, thus expanding the penetration in data communication and professional internet services in the segment.

The certification for authorized agents and qualification of managers programs generated positive results for Brasil Telecom: the average monthly revenue generated by the agents increased 65%.

Public Telephony Market

This is a market that is fundamental in serving the low-income population. In this segment, Brasil Telecom obtained a 3.8% increase in gross revenue. During the year, the Company implemented new card distribution policies and launched campaigns encouraging the use of pay phones.

Corporate and Government Market

In 2005, Brasil Telecom strengthened its methodology for mapping value chains, seeking to develop customized solutions and offers, thus reinforcing its strategy of operating in commercial niches. It also increased its presence in São Paulo, Rio de Janeiro, Minas Gerais, Salvador, Recife and Fortaleza.

The consolidation of the mobile operation allowed Brasil Telecom to position itself in the market as a Company with complete and converging solutions. Furthermore, it expanded its operations in the international market, with data communication services and products.

CyDC (Cyber Data Center)

Within the concept of being a complete provider of corporate solutions, Brasil Telecom maintained its policy of offering data center services through its six CyDCs, located in Porto Alegre, Curitiba, São Paulo, Rio de Janeiro and Brasília.

In 2005, Brasil Telecom intensified the integration of services provided by CyDCs, data communication and internet. This initiative enabled the development of more complete offers, exploiting the Company's coverage, plant extension, and quality of data and voice networks.

The adoption of the Application Service Provider (ASP) enabled greater flexibility and specialization in the development of offers directed to specific segments of the market.

Broadband

Brasil Telecom expanded its broadband subscriber base from 535,500 to 1,013,900. Such performance was achieved as a result of a thorough mapping and market intelligence action in Region II. The Company directed its efforts and promotions to locations with potential for commercialization. Furthermore, Brasil Telecom concentrated its efforts on service quality and client relationships, ensuring high satisfaction rates and, as a consequence, the maintenance of its client base, even in light of more aggressive competition from its peers.

The penetration among broadband users will be the base to offer new products and services. Broadband accounts for 10.6% of lines in service, the highest percentage of all Brazil’s fixed-line operators.

New Products and Services

Vetor IPSec (internet protocol security): In opting for Brasil Telecom’s Vetor service, companies and government organizations may contract just one supplier to provide their solution for the formation of a Virtual Private Network (VPN). Brasil Telecom provides a complete solution, with differentiated treatment for corporate applications, software and equipment for the implementation of information security systems and multiple technologies for internet access, from ADSL to Metro Ethernet.

International Private Line (IPL): International solution for dedicated line which ensures security and efficiency in data, voice or video transmission, at several speeds and for a large volume of information. This solution is directed to the corporate market, government, the business sector and also at the secondary market, supplied under the One-Stop-Shop (OSS) concept, where one contact point provides the solution from start to finish. In 2005, its range was expanded to the main capitals of Latin America.

Multi-Conference: Brasil Telecom's complete solution for video, audio and web, which allows the client to use the benefits of state-of-the-art technology without the need to invest in assets of their own. The service is managed by the client, through a portal, where conferences can schedule and operate in a simple and secure manner. Launched in October, focusing on the corporate, government and business markets.

Telefonia IP Corporativa (Corporate IP Telephony): Brasil Telecom's Corporate IP Telephony was launched in a partnership with NEC and Cisco, providing a complete outsourcing of VoIP solutions for companies, from the rental of IP equipment to the installation and maintenance of the client's IP network, including the management of the entire infra-structure and centralized support.

Turbo Jogos (Turbo Games): Turbo Jogos was launched in October allowing Brasil Telecom's clients to play online games with a better performance, through a broadband access customized for this application. Turbo Jogos’ objective is to encourage the migration of clients who already have fast internet access to greater speeds, increasing the average revenue per user (ARPU).

VoIPFone: Launched in December, VoIPFone uses VoIP technology as a support for voice services of broadband clients, regardless of the service provider. The product allows savings in the long-distance and mobile calls, as well as to protect Brasil Telecom's revenues against attack from competitors.

PABX (Private Automatic Branch Exchange) Virtual Net: Brasil Telecom has developed new functionalities in its PABX Virtual Net, such as the formation of automatic search and call capturing groups. This product uses NGN, which allows the integration of telephones with different technologies, regardless of their geographic location, in an extensive and unique virtual network, with all the functionalities of a PABX. Directed to companies of any size and operational segment, PABX Virtual Net allows the complete subcontracting of telephone services for its users, assuring access to state-of-the-art technologies, flexibility in service and a reduction in investment and telecommunications expenses.

Expansion of the Intelligent Message Service: Voice, fax and e-mail message storage service on one platform, allowing its recovery through just one access point. Message recovery can be made by fixed or mobile telephone or via the internet.

0300 Service: The charging for the access to non-geographic code 0300 started to be divided between the user and the client of the service, instead of the user bearing all the charge. This change was made in compliance with Anatel’s new rules.

Pula-Pula: Unique and revolutionary offer used as a key promotion in the launch of BrT GSM. Under post-paid plans, the client pays the monthly account and receives the same value in credits for the next month. Under pre-paid plans, the client receives credit minutes equivalent to the amount of minutes incoming from calls received, in the following month. The Pula-Pula promotion was extended for the whole year, with a gradual reduction in benefits granted.

Bônus Todo Mês (Bonus Every Month): BrT GSM’s clients receives minutes in Brasil Telecom fixed-line telephone to make local fixed-fixed calls. The client chooses a Brasil Telecom fixed-line telephone to receive free minutes, every month.

Bumerangue 14 (Boomerang 14): Bumerangue 14 was created for clients who make long distance calls using Brasil Telecom’s CSC (Carrier Selection Code). BrT GSM’s clients who use CSC 14 receive free minutes to be used on local calls.

Amigos Toda Hora (Friends All The Time): A promotion where local calls made to a group of previously selected friends uses reduced tariffs. Post-paid customers may register, at their own criteria, up to 14 destination numbers (at most two fixed lines) where reduced tariffs will be used, while pre-paid clients may register seven numbers (at most two fixed lines).

WAP Show: A product directed to clients who wish to have a personal or corporate WAP site. With WAP Show, the creation and hosting of a WAP site is easy. Furthermore, it is possible to make available, via cell-phone, downloads of sound, applications, photos and even WAP cameras.

Torpedo Rybena: Allows the communication with hearing impaired public by sending messages that are converted to the Língua Brasileira de Sinais (LIBRAS). The hearing impaired person sees messages in LIBRAS on their cell-phone, with animations in flash.

Secretária Virtual Integrada (Integrated Virtual Answering Machine Service): Developed specially for Brasil Telecom’s fixed and mobile users, it allows the integration of the fixed-line voicemail to eight BrT GSM mobile phones’ voice mails.

Tariff Readjustment

On July 1, 2005, Anatel authorized a PSTN tariff adjustment, in compliance with the criteria and conditions established under the Concession Contracts for Local and Domestic Long-distance Services, in effect as of July 3, 2005. The Basic Local Plan had an average readjustment of 7.27%, while the tariffs for Domestic Long Distance Basic Plan had an average increase of 2.94% .

Customer Relationship

Brasil Telecom permanently seeks excellence in its customer relationship with the client. This represents a fundamental factor in differentiating the Company from the competition, guaranteeing its leadership position in the telecommunications market.

In 2005, 214.5 million contacts were carried out through the Company’s several relationship channels. Each of these contacts is viewed as an opportunity to generate value for the customer and for BrT.

Call Centers

Brasil Telecom constantly invests in the modernization and expansion of its call centers, which at the end of December employed 5,300 professionals, responsible for receiving an average of 17.9 million calls per month. There are 5,250 workstations, distributed in five states and the Federal District. In October, a call center was introduced in Goiânia, focused on Brasil Telecom GSM’s clients. Constructed in a space of 14,000 square meters, with state-of-the-art technology, it has 600 workstations. At the end of December, approximately 2,700 professionals, divided between the call centers of Campo Grande and Goiânia, served mobile operations’ clients.

The efforts to train professionals and the improvement in customer care tools led to an evolution of the operational indicators of the call centers, in particular the average index of calls per client, which reached 0.53 in December. This value is equivalent to the best benchmarks in the market.

Sales Centers

Sales centers commercialized 4.9 million products and services during the year, a 40.3% increase as compared to 2004.

In 2005, several actions were developed, such as: revision of the receptive sales processes, revision of the quality-control criteria, improvement of control tools and management systems, intensification of encouragement campaigns, besides training of call center attendants. As a result, ADSL accesses and intelligent services sales, per attendant increased 32% and 40%, respectively, as compared to 2004.

Retention Centers

Approximately 1.2 million products and services were retained by specialized retention centers. This result is due to the training of call attendants, segmentation for higher value clients, the creation of new offers, implementation of an automatic simulator to offer plans that are adequate for each client’s expenditure profile, and intensification of encouragement campaigns.

Tele-charging Centers

Throughout 2005, R$ 118.5 million were collected by the tele-charging centers, a 358% increase as compared to 2004. The monthly average revenue recovered per attendant increased 311%, as compared to the previous year.

Assistance to the Directory (102)

The assistance to the directory provided 65.3 million numbers and items of information in 2005. During this period, 132.2 million calls were received per month, which represents 53% of the total amount of calls received by the call centers.

Cross-selling and Up-selling

416,900 alternative plans were sold as a result of contacts made by clients to request information or clarify doubts. This encouraged local, national and international long-distance traffic. ADSL access speed upgrade offer was a highlight.

Audio Response Unit (URA)

The service provided by the audio response unit was totally reviewed, improving the interface with the client and increasing the retention rate at customer relationship centers: from 43% in January 2005, to 59% in December. The most requested services by clients were solved quick and automatically, without the participation of call attendants: verifying the value of phone bills, modification of the bill's expiration date, request for a second copy of the bill, consulting the Pula-Pula bonus and registration with Brasil Vantagens.

Website

By the end of the year, Brasil Telecom’s online services in its web site had approximately 721,400 registered clients. This represents a 5% increase in relation to 2004. “Sua Conta” (your account) is still the section in the site responsible for most accesses with 170,200 registrations for the receipt of information on telephone bills via e-mail or website. Throughout the year, 432,200 telephone accounts were sent by e-mail, with total security.

On-site customer care

Brasil Telecom ended 2005 with 2,110 personal on-site customer care spots in its concession area, including its own stores, authorized agents, mail offices, lottery shops and alternative spots (drugstores, markets, among others). In the stores, at the authorized agents, at the mail offices and at the alternative spots, an average of 81,800 people were served per month. In lottery shops, there were 946,100 accesses, a 12% increase as compared to the previous year.

E-mail

In 2005, 276,100 e-mails were received and answered by specialists, who are exclusively dedicated to internet services. To improve the quality of service in this channel and manage a flow of e-mails, a tool was implemented which resulted in a productivity increase of 27.3% .

Letters

Throughout the year, 110,200 letters were received. All letters were answered within a period of five working days.

Operational Performance

Fixed-line Telephony

Plant Indicators – Fixed Telecommunications

PLANT	2005	2004	2003

Lines Installed (Thousand)	10,816	10,737	10,687
Additional Lines Installed (Thousand)	79	50	139
Lines in Service - LIS (Thousand)	9,560	9,503	9,851
Additional LIS (Thousand)	57	(348)	386
Average LIS (Thousand)	9,532	9,677	9,658
LIS/100 Inhabitants	22.3	22.4	23.4
Pay phone/1,000 Inhabitants	6.9	7.0	7.0
Pay phone/100 Installed Lines	2.7	2.8	2.8
Utilization Rate	88.4%	88.5%	92.2%
Digitalization Rate	100.0%	99.7%	99.0%

Brasil Telecom’s installed plant reached 10.8 million terminals, an increase of 80,000 lines during the year. The stability of the installed plant is explained by the fact that the demand for fixed-line telephones has been met, considering the income levels of the Brazilian population.

At the end of December, the plant in service reached 9.6 million accesses, a 57,000 increase in 2005. Seeking to avoid cancellations, BrT has been offering alternative plans, such as the hybrid terminal or LigMix - whose main characteristic is a lower subscription fee than the Basic Plan’s.

LigMix offers the client the possibility to control expenses with fixed-line telephony, once long distance and fixed-mobile calls are only made if the client purchases a pre-paid card. For Brasil Telecom, LigMix, besides being more profitable than many alternative plans, also eliminates bad debt. At the end of 2005, the Company had 783,000 hybrid terminals in its plant in service.

Mobile Telephony

By the end of 2005, Brasil Telecom GSM had 2.2 million accesses, an increase of 255.6% compared to its client base in 2004. Another surprise for the market was the post-paid mix, which reached 31.3% at the end of December, exceeding market expectations. The focus on profitable clients is a priority for

Brasil Telecom GSM and the results obtained are a reflection of the brand presence in the corporate segment and the perception by clients of the benefits of convergence.

The increase in Brasil Telecom GSM's client base also represented a 5.5% market share increase during the year, reaching 8.7% by the end of December 2005. It is worth highlighting the corporate market, which, according to research carried out in July, Brasil Telecom GSM reached a market share equivalent to 15%.

Data Transmission

One of the main highlights of the year in the data transmission segment was the commercialization of ADSL accesses.

Compared to 2004, the number of ADSL accesses in service increased 89.3%, reaching 1,013,900 accesses at the end of 2005. In the last two years, the increase observed amounted to 260%. ADSL access is fundamental to Brasil Telecom's strategy, once it provides higher average revenue per user and also protects the high value client base from competition.

Consolidated Financial Performance

In 2005, consolidated gross operating revenues amounted to R$ 14,687.2 million, a 15.1% increase in comparison to 2004. This revenue increase of R$ 1,923.8 million was due basically to the following factors:

  Expansion in the ADSL plant;

  An increase in the mobile telephone service subscriber base; and
  Tariff increases authorized by Anatel, both for fixed- mobile calls, as well as local and long- distance basic plans.

Net consolidated revenues amounted to R$ 10,138.7 million, an 11.8% increased in comparison to 2004.

Consolidated revenues from the local service amounted to R$ 5,006.2 million in 2005, a 6.3% increase in relation to 2004. The increase in local service revenues results from the lower traffic levels, compensated by a tariff increase for the local services basket.

Consolidated revenues from long-distance calls amounted to R$ 1,729.4 million in 2005, in line with the previous year. Despite the increase of R$ 87.8 million and R$ 27.4 million in revenues from inter-region and international long distance segments, respectively, in which Brasil Telecom began its operations in January 2004, the long distance revenue stability is explained by the regulation approved by Anatel in September 2004, which established a new division in the fixed-line local areas in Brazil. According to the regulation, calls between close locations (áreas conurbadas) which used to be long distance calls, are now considered local calls.

In inter-network calls, consolidated revenues amounted to R$ 3,360.7 million in 2005, an 8.5% increase in relation to the previous year. The increase of 7.99% in the VC-1 (fixed-mobile) tariff, authorized by Anatel on June 12, 2005, was the main reason for the increase in revenues.

Regarding interconnection, consolidated revenues amounted to R$ 633.6 million in 2005, a 13.4% reduction in comparison to 2004, mainly reflecting the 13.3% reduction in the local network use tariff , in compliance with the concession contracts.

Consolidated revenues from public telephones amounted to R$ 496.8 million, accounting for 3.4% of 2005’s gross revenue . In the year, revenues from pay telephones increased 3.8%, reflecting an increase in the number of credits sold and a tariff increase.

Consolidated revenue from supplementary and value added services, totaled R$ 459.4 million, a 9.1% increase when compared to 2004. At the end of the year, Brasil Telecom had 7.1 million intelligent services in active operation.

The data communications segment and other services of the main activity generated consolidated gross revenues of R$ 1,923.5 million, an increase of 55.4%, in comparison to revenues registered in 2004. This improved performance reflects the 89.3% increase in the number of ADSL accesses in service and demonstrates the correctness of the strategy adopted by BrT in directing its efforts into a market not exploited by the telecommunications industry until 2001.

In 2005, BrT GSM’s gross revenues totaled R$ 732.3 million, a R$ 644.4 million increase in relation to the previous year. BrT GSM’s client mix reflects an average monthly revenue per user equivalent to that of Band A mobile operators present in Region II: R$ 27.8 during 2005.

Operating Costs and Expenses

Operating costs and expenses, excluding depreciation and amortization, amounted to R$ 7,404.6 million in 2005, equivalent to 50.4% of the consolidated gross operating revenue, compared to 42.9% in 2004. The increase observed is explained by the extraordinary provisions booked, as well as Brasil Telecom GSM’s operation, which has not yet reached maturity, mainly due to a characteristic of the Brazilian mobile telephony market, in which it is a common practice to provide subsidies on the sales of handsets.

Although Brasil Telecom GSM has acquired a substantial percentage of post-paid clients during 2005, the average subscriber acquisition cost (SAC) reached R$ 209, below the initial estimate of R$ 220.

Personnel costs and expenses, including the remuneration of managers and employees profit sharing, amounted to R$ 628.4 million, an increase of 31.8% in comparison to 2004, due to an increase in the number of employees at Brasil Telecom, as well as a collective labor agreement. Furthermore, until October 2004, BrT GSM booked its costs and operating expenses as investment, once the company was in a pre-operational phase. Thus, in 2004, BrT GSM's payroll corresponded to two months of salaries, as compared to 12 months in 2005.

Interconnection costs amounted to R$ 2,275.8 million, representing 30.7% of costs and operating expenses in 2005, excluding depreciation and amortization (41.9% in 2004). Despite the 4.5% tariff increase for the use of the mobile network related to the VC-1 tariff, which was in effect as of June 12, 2005, interconnection costs decreased R$ 21.6 million in comparison to 2004, a reflection of the savings made due to BrT GSM’s operation.

In 2005, the costs and expenses of subcontracted services, excluding advertising and marketing, amounted to R$ 2,209.9 million. This is equivalent to 29.8% of costs and operating expenses, excluding depreciation and amortization, compared to 28.8% in 2004.

Costs and expenses with advertising and marketing totaled R$ 232.6 million at the end of 2005, a 74.1% increase as compared to 2004. This increase is basically explained by BrT GSM’s marketing campaigns.

Losses with accounts receivable amounted to R$ 449.3 million in 2005, 9.2% higher than the amount of R$ 411.3 million registered in the previous year. Hence, losses with accounts receivable represented 3.1% of gross revenues in 2005, stable in comparison to 2004. In the last quarter of 2005 BrT booked R$ 73.8 million in doubtful accounts provisions, due to risks of losses in client’s bills subject to co-billing procedures of other fixed and mobile telephone operators.

In 2005, Brasil Telecom booked additional pension fund provisions, which amounted to R$ 254.4 million, being as follows :

  R$ 171.1 million referring to adjustments in the actuarial calculation of retirement plan obligations of Fundação BrT Prev (“Fundação BrT”), by virtue of the adjustment of its mortality table. Fundação BrT will adopt table UP94, segregated by sex and set forward in 2 years, replacing table UP84, based on a recommendation from its independent actuarial consultant; and
  R$ 83.3 million related to the correction of the pension benefits data base, referring to the breakdown of the families and revision of the purchasing power regarding the benefits granted, according to the inflation index from January to September 2004, referred to the last wage readjustment.

Provisions for contingencies amounted to R$ 482.5 million in 2005, compared to R$ 255.3 million in the previous year. From the total contingency provisions, approximately:

  R$ 197.8 million refers to Contingencies related to probable risks in 2005 due to labor and social security legal proceedings, in particular regarding BrT’s subsidiary liability, as well as administrative proceedings;
  R$ 76.9 million refers to Write-off of tax credits, in particular of the ICMS (Value Added) tax levied on supplies used in the maintenance of BrT’s fixed telephone plant and on electric energy consumption; and

  R$ 39.4 million, due to the deduction of interconnection costs, in compliance with Law 9,998, dated August 17, 2000, Law 10,052, dated November 28, 2000, and the decision rendered on December 15, 2005 by Anatel, in which the calculation basis of the FUST – Fundo de Universalização de Serviços de Telecomunicações (Universalization of Telecommunications Services Fund) was altered.

Thus, considering the provisions for doubtful accounts, pension fund liabilities and contingencies, Brasil Telecom booked extraordinary adjustments in its operating accounts which amounted to R$ 559 million and R$ 83.3 million in the fourth and third quarters of 2005, respectively.

EBITDA

In 2005, Earnings before Interest, Tax, Depreciation and Amortization (EBITDA), amounted to R$2,734.1 million, 23.7% lower than the amount of R$ 3,585.2 million registered in 2004. Disregarding the extraordinary adjustments of R$ 642.3 million, Brasil Telecom's consolidated EBITDA would have totaled R$ 3,376.4 million, a 5.8% reduction in comparison to 2004.

EBITDA margin reached 27.0% in 2005, as compared to 39.6% in 2004. This reduction basically reflects the adjustments related to the extraordinary provisions, above mentioned, costs and operating expenses, as well as the impact incurring from the mobile operation, which has not yet reached maturity.

Financial Result

The Company's consolidated net financial result in 2005 amounted to a negative R$ 1,222.7 million, including R$ 664.7 million in income, R$ 1,260.9 million in expenses, and R$ 626.5 million referring to interest on shareholders’ equity. Approximately R$ 60.2 million, refer to monetary correction related to the extraordinary adjustments, which caused a reduction of the Company's financial results in 2005. In 2004, the Company registered a negative financial result which amounted to R$ 1,024.0 million, including R$ 493.3 million in income, R$ 1,072.8 million in expenses and R$ 444.5 million in interest on shareholders’ equity.

Non-operating result

The Company registered a negative non-operating result, which amounted to R$ 149.0 million, comprised basically of:

  R$ 124 million of goodwill amortized in connection to the acquisition of CRT;
  R$ 18.6 million as a result of the write-off of permanent assets.

Net earnings (loss)

In 2005, Brasil Telecom reported a net loss of R$ 303.7 million, compared to a net earnings of R$ 277.0 million in 2004. This performance was affected by the extraordinary adjustments and the mobile operation, which has not yet reached maturity.

Investments

The Group invested R$ 1,977.8 million in 2005, as compared to R$ 2,866.9 million in 2004. The 31% reduction in relation to 2004 is explained by BrT GSM, which reduced its investments by approximately R$ 734.4 million, once the network has been built in 2004. Investment in mobile telephony totaled R$ 441.3 million, directed mainly on expanding coverage. Throughout the year, BrT GSM added 156 new locations to its coverage area.

In the fixed line operations, investment increased 22.8% as compared to 2004, amounting to R$ 1,492.2 million in 2005. The highest change can be observed in the Company's data network.

Still during 2005, Brasil Telecom invested R$ 44.3 million in the acquisition of iG shares, increasing its direct and indirect stake in the portal to 98.2% of its social capital.

Indebtedness

			Variation
R$ Million	2005	2004	2005/2004

Short-term	1,489.4	1,103.1	35.0%
In R$	1,271.9	962.3	32.2%
In US$	43.6	62.6	-30.4%
In Currency Basket	70.7	50.4	40.3%
In Yens	45.8	4.0	N.A.
Hedge Adjustment	57.4	23.8	141.2%
Long-term	3,418.8	4,178.3	-18.2%
In R$	1,950.6	2,596.6	-24.9%
In US$	588.6	692.8	-15.0%
In Currency Basket	201.9	225.2	-10.4%
In Yens	386.1	561.4	N.A.
Hedge Adjustment	291.7	102.3	185.1%
Total Debt	4,908.2	5,281.4	-7.1%
(-) Cash	1,730.1	2,397.8	-27.8%
Net Debt	3,178.1	2,883.6	10.2%
(-) Intercompany BRP	619,3	1,046.5	-40.8%
Net Debt (Ex Intercompany BRP)	2,558.8	1,837.1	39.3%

At the end of 2005, consolidated net debt amounted to R$ 3,178.1 million, a R$ 294.5 million increase as compared to 2004. Regarding the total debt, R$ 632.2 million were denominated in dollars, R$ 272.6 million denominated in currency basket and R$ 431.9 million denominated in yens. 57.2% of our debt affected by exchange rate variation was hedged.

At the end of the year, the total debt amounted to R$ 4,908.2 million. The year-to-date cost in 2005 amounted to 13.1% p.a., or 69.2% of the Domestic Interbank Rate in the same period.

The net debt/shareholders’ equity ratio amounted to 57.8% at the end of 2005, as compared to 44.5% at the end of 2004. In 2005, Brasil Telecom’s net debt was reduced by the distribution of dividends and payment of interest on shareholders’ equity, totaling R$ 626.5 million.

Corporate Governance

Corporate Governance practiced at Brasil Telecom has the objective of ensuring the quality and transparency of information provided to the market and protecting the interests of investors. In 2005, Brasil Telecom made several improvements to these practices.

In October, Brasil Telecom joined the Brazilian Corporate Governance Institute (IBGC), assuming a commitment to implement the best Corporate Governance practices.

In December, the Company created the Corporate Governance Board, whose principal responsibilities are to facilitate the relationship and communication between the Board of Directors, shareholders and managers; observe the fulfillment of good corporate governance practices; and coordinate efforts for the improvement of governance regulations to which Brasil Telecom has submitted itself.

In addition, an Audit Committee was set up and implemented, whose functions will be exercised by the Company's Fiscal Council, in accordance with the requirements of the Sarbanes-Oxley Act. This law, approved by the United States Congress, has the target of protecting investors from possible accounting fraud within corporations.

Also in December, Brasil Telecom carried out a presentation to the market, explaining the main assumptions with which it developed its 2006 Business Plan. The meeting, held in São Paulo with more than 150 participants, was transmitted live via Internet in two languages, guaranteeing the equal distribution of information provided to the markets in which the Company's shares are traded.

Strengthening internal control processes

The strengthening of Brasil Telecom's internal control processes has always been a common commitment to all areas of the Company. At the same time, internal audit directs its activities to those areas of greatest importance, which have the most impact on operations.

Brasil Telecom has been implementing mechanisms to guarantee the integrity of its main operational processes, having a team to disseminate the main methodologies, thus consolidating a uniform risk management language in the Company.

During the year, the action plans to improve the main controls were finalized and, for the most part, implemented. In this way a basis was built so that, in 2006 the internal control environment can be certified, as required by section 404 of the Sarbanes-Oxley Act.

Independent Auditors

Under the terms of CVM Instruction 381/03, Brasil Telecom S.A. has the procedure of submitting the fees and other types of service to be provided by their independent auditors for approval by the Board of Directors. The contracting policy adopted conforms to principles which preserve the independence of the auditor, according to internationally accepted criteria: the auditor must not audit own work, nor must it exercise management functions for its client or promote its client's interests. On December 1ST, 2005 KPMG Auditores Independentes were contracted by Brasil Telecom S.A. for the providing of a special analysis review service, and the reconciliation of the payments with regard to the obligations and contingencies of Companhia Riograndese de Telecomunicações (CRT). The fees charged by KPMG amounted to R$ 282,000 and the period stipulated for the provision of this service was two months.

General Shareholders’ Meeting

According to the Bylaws, the General Shareholders’ Meeting is the most important body of the Company, with the powers to resolve on all business related to its social object and take measures which it judges appropriate for the defense and development of the business.

The General Shareholders’ Meetings of Brasil Telecom S.A. are summoned by the Chairman of the Board of Directors, with at least 15- day advance notice for the first convening, and 10-day advance notice for the second convening.

The Annual General Shareholders’ Meeting normally meets during the four months following the end of each fiscal year, in order to (i) examine, discuss and vote on the financial statements; (ii) decide on the destination of net profits earned during the year and the distribution of dividends; and (iii) elect the members of the Fiscal Council and, when appropriate, members for the Board of Directors. An Extraordinary General Meeting is summoned, whenever the interests of the Company require it.

Board of Directors

The Board of Directors of the Company must be composed of seven effective members and an equal number of alternates. The Board meets on a routine basis every two months, and on an extraordinary basis whenever summoned by its Chairman or two Board Members, with a minimum advance notice of 10 days. Decisions are taken on a majority vote basis, provided that the majority of its members are present. In 2005, the Board of Directors met 17 times.

Fiscal Council

According to the Company Bylaws, the Fiscal Council, the body responsible for auditing the management of the Company, must be composed of three to five effective members and an equal number of alternates. The Fiscal Council meets on a routine basis every quarter, and decisions are taken on a majority vote basis, provided the majority of its members are present. The Fiscal Council met seven times during 2005.

Shareholder Remuneration Policy

Brasil Telecom's shareholders are remunerated through dividends or interest on shareholders’ equity, distributing 25% of the Company's adjusted net earnings, in accordance with the terms established under Law 6.404/76 and the Company Bylaws. The Bylaws ensure priority for preferred shares in the receipt of the minimum dividend, not cumulative, equivalent to 3% of the net equity of each share. This is always when the dividend calculated according to these criteria exceeds the dividend of 6% of the paid up capital per share. The Company has adopted the procedure of remunerating the holders of voting and preferred shares on an equal basis, attributing to each a minimum remuneration equivalent to 3% of the net equity per share.

Dividends and Interest on Shareholders’ Equity (ISE)

Fiscal	Type	Credit in	Record Date	Payment	Gross Amount	Net Amount
Year		the			(R$/1,000	(R$/1,000
		Accounting			shares)	shares)
		Records

2005	ISE	04/20/2005	05/02/2005	05/16/2005	0.443300632	0.376805537

2005	ISE	12/30/2005	12/12/2005	01/13/2006	0.713416761	0.606404246

Stock Market

The Bovespa Index had a positive performance in 2005, demonstrating a 27.7% appreciation in relation to 2004. The Bovespa Index ended the year at 33,456 points, a new record, reflecting economic growth, calmness on the political front, a better perception of Brazil by foreign investors and increased credibility with the market regarding the Brazilian Central Bank's economic policy. The total trading volume in 2005 registered a 31.9% increase, totaling R$ 401 billion, the highest amount registered by the São Paulo Stock Exchange.

Brasil Telecom S.A.’s ordinary shares (BRTO3) and preferred shares (BRTO4) ended 2005 quoted at R$ 17.50 and R$ 10.05, respectively, per 1,000 shares. Total trading volume in the ordinary shares amounted to R$ 7.9 million, and R$ 4.3 billion for the preferred shares.

The Dow Jones decreased 0.6%, closing 2005 at 10,718 points. Brasil Telecom S.A.’s (BTM) ADRs closed the year quoted at US$12.91. The trading volume for the year in Brasil Telecom’s ADRs amounted to US$0.2 billion.

Evolution of the Shares’ Price

	Closing
	Price	As of	In 12	In 24	In 36
	12/31//2005	December	months	months	months

Voting Shares (BRTO3) (R$/1,000)	17.50	3.2%	32.1%	22.5%	79.5%
Preferred Shares (BRTO4) (R$/1,000)	10.05	1.7%	-17.8%	-24.2%	1.8%
ADR (BTM) (US$/ADR)	12.91	-2.7%	-7.9%	-6.2%	47.7%
Ibovespa (points)	33,456	4.8%	27.7%	50.5%	196.9%
Itel (points)	952	4.9%	3.5%	7.2%	78.8%
IGC (points)	3,659	5.0%	43.8%	98.3%	256.3%
Dow Jones (points)	10,718	-0.8%	-0.6%	2.5%	28.5%

SOCIAL REPORT

Brasil Telecom is responsible for providing support for social, cultural and sports projects. Furthermore, it is a way of repaying the country and its citizens for the results achieved. During 2005, R$ 15.4 million were invested in 22 social projects, 60 cultural projects and approximately 100 athletes.

Social Projects

To contribute to the sustainable development of the community, the Company created the Brasil Telecom Program for Social Projects’ Support. Its objective is to encourage social equality and citizenship among children, youngsters and adults.

Brasil Telecom's Program for Social Projects’ Support finances programs focused on the development of the health system and the education of children, youngsters and even teachers, in such a way as to fight against poverty and social exclusion, reducing the level of illiteracy, promoting digital inclusion and recovering of citizenship.

Cultural Projects

Since its inception, the Company has assumed the commitment to support and develop culture in Brazil. For this reason it is launched the Brasil Telecom Stimulating Culture Program, based on the valuing and support of cultural projects, which allow not only the expansion of artistic expression, but above all, the strengthening of ties with the community.

The objective of the program is to lead to the discovery of new talent, permitting the decentralization of culture and wider access to art.

Sports Projects

Brasil Telecom is one of the largest private-sector sponsors of Brazilian sport. More than 100 athletes of various Olympic disciplines - triathlon, athletics, volleyball, sailing and swimming - and adventure sports - adventure races and parachuting, carry the Company's brand name. Among those sponsored are award-winning athletes such as Robert Scheidt, eight-time sailing world champion in the laser class; and Alexandre Ribeiro, two-time world Ultraman champion; as well as new talent.

Brasil Telecom also sponsors sports projects: the Brasil Telecom Athletics Team, which trains athletes for the Olympics, based in Presidente Prudente, and the Brasil Telecom Female Volleyball Team, led by two Olympic medalists: William de Carvalho and Renan dal Zotto. The two projects have already produced positive results. In athletics, the 4x100m relay team won the silver medal at the Sydney Olympic Games, the gold medal at the Pan American Games in 2003, as well as being among the finalists at the Athens Olympic Games. In volleyball, the team, champions in 2004 and 2005 in the Brasília championship, came in fourth place in the Super Liga Female Volleyball Championships in the 2004/2005 season.

With respect to the Olympic Games, the Athens Olympics were proof of Brasil Telecom's interest in contributing to the development of national sport, an effort which has been repeating over the last four years. The Company sponsored 25 of the 245 athletes from the Brazilian delegation – more than 10% of the participants. The Company also sponsors three para-athletes, among them being André Ramos, an athlete with impaired vision who has won two athletics medals (one gold and the other, silver), and Rivaldo Martins, an athlete who achieved 6th place in cycling, competing in the category of “amputee with prosthesis”.

Brasil Telecom also sponsored Ironman Brasil Telecom for the fourth year running, a long-distance triathlon race. The only Latin American phase takes place in Florianópolis. Every year the event gathers an increasing number of participants: in 2005, 41 countries were represented by 1,173 athletes.

Brasil Telecom has been reaping the fruits of these initiatives. The Company was classified, for two years running, in third place in the Ranking of Concept and Image, sponsored by the magazine Running Br, as the Brazilian company that most encouraged and sponsored athletics, triathlon and adventure races. In 2005, Ironman Brasil Telecom was considered, by the same ranking, as the best triathlon event in the country.

Program for the Quality of Life – Live More

Brasil Telecom's Program for the Quality of Life - Viva Mais (Live More), is based on sport, health and leisure. The program which has the object of encouraging employees to improve their physical, mental and emotional health, was improved during 2005, based on suggestions sent in by the employees themselves. The program stimulates the adopting of a healthier lifestyle, through the practice of sport, better time management and aligning personal and professional satisfaction.

Viva Mais Sport

To encourage the practice of sporting activities, BrT promotes programs such as Breakfast Run, Running and Walking and Maratonistas Daqui (Marathon Runners from Here).

The Breakfast Run promotes sporting and recreational activities in open spaces such as parks, followed by a healthy breakfast. In 2005, Breakfast Run had approximately 9,000 participants in various locations. As well as promoting the health of employees, the initiative promotes integration between employees and their families and the Company.

The Running and Walking Program permanently maintains, two or three times a week, a physical education professional to provide orientation to employees on running and walking activities.

Maratonistas Daqui was designed to support employees of Brasil Telecom in national and international marathon races. In 2005, 31 employee-athletes participated in this project.

Also in 2005, was the third edition of the Brasil Telecom Internal Games, which encouraged integration between employees and encouraged the practice of various types of physical activity.

Viva Mais Leisure

Viva Mais Leisure has established partnerships for the benefit of employees and their dependents. Agreements have been signed with cinemas, inns, country hotels, water parks, boat rental companies, dance houses and beauty salons, among others. In addition, Viva Mais Leisure raffles tickets for facilitating and promoting employee access to cultural activities. This initiative is responsible for the already traditional Brasil Telecom Choir Competition and the Christmas Party.

Volunteer Program

Brasil Telecom's volunteer program, Viva Mais Citizenship, encourages the involvement of employees and their families in projects, campaigns and voluntary initiatives. Brasil Telecom's objective with Viva

Mais Citizenship is to increase the social responsibility of the Company's professionals, transforming them into more aware citizens.

Currently, Viva Mais Citizenship serves 130 registered institutions, helping a public of 1,451 needy minors, 445 senior citizens, 488 children and adults with multiple handicaps, 70 pregnant adolescents and 47 needy families.

Quality in Human Resources

Brasil Telecom has developed acknowledgement programs to reward success and support result achievement, being aware that people are responsible for victories and overcoming of challenges, especially in a constant changing sector where quality of service is fundamental.

“Gente em Destaque” (Outstanding People)

The “Gente em Destaque” program seeks to acknowledge employees who, individually or as a team, have introduced projects which stand out for their characteristics of innovation and creativity, or for their results.
For each edition, the categories and prizes are reviewed in order to be in aligned with the Company’s strategies. Thus, “Gente em Destaque” is strengthened by the employees’ significant participation and by the quality of the registered projects. To consolidate the program, Brasil Telecom has being adopting evaluation criterion based on the National Quality Prize (PNQ).

Result Optimization Teams (TOR)

The Result Optimization Teams Program (TOR) comprehends the formation of teams dedicated to challenges associated with the Company’s strategies. Hence, they provide interaction, learning and an exchange of experiences. Throughout 2005, approximately 50 teams were set up, directly involving 350 employees, besides the participation of partners and suppliers.
Created in 2000, the program creates the conditions for the development and maximum use of the workforce's potential. The goal is to achieve targets and overcome challenges. The action of lead teams is part of the TOR structure, which operates in BrT’s headquarters, interacting and supporting the work developed in other branches.

Programa “Arrancada de Vendas – Marque esse Gol” (Sales Boost Program – Score this Goal)

In its fourth edition, the Sales Boost program renewed visual and thematic appeal. Based on the World Cup 2006, “Score this Goal” was the theme chosen to motivate employees reached by the program. As well as stimulating sales, the program seeks to lead the sales force to think of things and moments that leads them overcome challenges.
In 2005, more than 1,200 employees were encouraged to seek and exceed results, as compared to 800 in 2004. The program awards the best salesman in each market, in each branch, with monthly credits in cards. The best teams in the residential, pay phone, retail and credit re-charging markets are also awarded prizes.

Programa “Sou Mais Brasil Telecom” (“Sou Mais Brasil Telecom” program)

The “Sou Mais Brasil Telecom”, launched in February, seeks to encourage its employees to learn about the Company’s products and services, leading them to master purchase, promotion and sales information. Hence, the program seeks to contribute to the development of a business culture. Besides being able to participate directly in the Company business, the employee accumulates points which are converted into credits for the purchase of goods and/or services in the authorized dealer network.

By the end of the year, approximately 80% of employees had signed-up for the program, generating approximately 1,750 requests for employees and 2,270 requests for third parties.

Programa Jovem Vendedor (Young Salesman Program)

This program trains and develops recently graduated young employees with the potential to operate in the commercial area, creating a technical reserve of salesman. This initiative guarantees a renewal for the Company and the maintenance of customer care services, since, at any time, they will be ready to take over or replace positions within Brasil Telecom. In 2005, 1,259 candidates participated in the selection process, of which, 25 were hired.

Programa de Incentivo à Proteção da Propriedade Intelectual (Program to Encourage the Protection of Intellectual Property)

The Program to Encourage the Protection of Intellectual Property recognized, in 2005, the employees who developed significant products for the Company and whose inventions were registered at the National Industrial Property Institute (INPI). As well as encouraging the development of innovative projects, the program reinforces the importance of protecting industrial property within BrT.

Programa Adolescente Aprendiz (Adolescent Apprenticeship Program)

The Adolescent Apprenticeship Program has been developed in partnership with non-profit organizations, in compliance with the Apprenticeship Law (Law 10.097/2000) . It seeks to train adolescents and facilitate their entry into the market. In 2005, 93 needy adolescents between 14 and 18, at elementary or high school, participated in the program.

Empresa Jr. (Junior Company)

The program consists of partnerships with junior companies, related to universities and colleges in the main cities in which Brasil Telecom operates. The objective is to develop students in the telecommunications market, through the creation of an interaction channel with BrT clients. Courses are offered for the training of students, which are also followed by professionals in BrT’s Human Resources and Sales areas. In 2005, eight junior companies participated in the program.

Programa Farol (Lighthouse Program)

Implemented in 2005, the Lighthouse Program seeks to establish an information channel between employees, trainees, subcontracted personnel and Brasil Telecom’s management, in order for the information to be always dealt with by the people responsible.

Selection Strategy

Brasil Telecom's workforce is composed of professionals from various organizational and social cultures. The selection and recruiting process is carried out either locally or at a national level, depending on the position to be filled. Brasil Telecom manages its intellectual capital, valuing internal talent and providing career and professional development.

Assessment of young professionals

The assessment consists of a combination of tools for the valuation of professionals which identify their current stage of dedication, in light of the needs of the organization. Thus, the assessment of young professionals seeks to identify employees who are between 20 and 30 years old, with a differentiated potential and performance, who may develop activities with a high degree of complexity and responsibility. In 2005, 232 employees and graduate trainees participated in the assessment, of which 55 stood out.

Internship program

The internship program, which exists in Brasil Telecom for five years, seeks to contribute to the training and development of students, while at the same time identifying future professionals for the Company. The selection process includes group activities and tests in English, Portuguese and general knowledge, as well as interviews. At the end of 2005 of 442 interns, 92 had been hired.

Summer Internship Program

The Summer Internship Program seeks to identify potential Brazilian executives who are enrolled in MBA courses at well known international institutions, such as Harvard, Wharton, Stanford, Darden, Berkeley, Michigan, Kellogg, Chicago, Columbia and London Business School.

The program attracts professionals who wish to develop a career in the telecommunications market and who have the ability to analyze the processes from different perspectives. In its fifth edition, the Summer Internship Program has produced significant results. In a year of work, three professionals participated in the program, of which, two are evaluating proposals to work for Brasil Telecom.

Employee Remuneration Strategy

Brasil Telecom's remuneration strategy has the purpose of providing remuneration which is aligned to the Company’s strategic objectives. It is also seen as being an important tool to attract and retain qualified professionals, committed to the excellence of business. Brasil Telecom carries out researches of the salaries and benefits practiced by the market seeking to maintain its competitiveness. In addition to salary, remuneration is composed of employee profit-sharing, based on the fulfillment of previously agreed targets.

Profit-Sharing Program (PPR)

The profit-sharing program is directly related to the fulfillment of financial, technical, quality and client satisfaction targets. The profit-sharing program for 2005 has the potential to pay up to 1.8 monthly salaries. BrT has already made a provision of R$ 40.3 million for the payment of profit-sharing in 2005, which is likely to involve 6,000 employees.

Brasil Telecom pays an annual bonus to its executives, starting from the management level. Payment of the bonus depends on the fulfillment of previously established targets and represents, on average, between 15% and 47% of the executives’ annual remuneration. In 2005, bonuses were distributed to 353 executives, totaling R$ 28.6 million.

Variable compensation – Sales force

Brasil Telecom also practices variable compensation for its sales force, related to the fulfillment of previously established targets. The objective is to encourage employees who serve BrT GSM, government, corporate and business markets and who work in the call centers - to continually improve the results and increase the loyalty of clients.

Collective Labor Agreement (ACT)

The collective labor agreement for 2004/05 set salary increases which varied from 5.8% to 6.0%, according to salary range and corrected the benefits provided by Brasil Telecom.

Benefits

Brasil Telecom is aware that the benefits it grants make a significant portion of the employee’s income. To this end, the Company invested approximately R$ 46.6 million in benefits throughout 2005.

Health care Insurance

Health care of its employees and their dependents is a priority for Brasil Telecom. Therefore, the Company made every effort to solve all the difficulties which occurred in 2005 in the private health care sector, celebrating a new partnership. Thus, the Company continued to provide medical and hospital services to the beneficiaries of Brasil Telecom's health insurance.

The new partnership, celebrated with Central Nacional Unimed, allows the beneficiaries of the plan located in the states of Mato Grosso, Mato Grosso do Sul, Tocantins, Santa Catarina, the interior of Rio Grande do Sul, Goiás and Rondônia, to receive medical and hospital services in any place in Brazil. Such partnership was celebrated under the same conditions as the co-participation practiced with Bradesco Saúde, which, since 1999 had managed Brasil Telecom's health and dental insurance within the Brazilian territory.

BrT also celebrated a partnership with AON Consulting to manage the health insurance plan and to implement actions to reduce costs, without altering the quality and coverage of the benefits. This happened in compliance with Law 9,656, which regulates private-sector health care insurance.

Meals

The modernization of the suppliers of meal benefits allowed Brasil Telecom to provide meal supplements in several areas of its operation at the same time, by crediting the value of the benefits on electronic cards. This system is applied both for the purchase of food in markets, as well as for the payment of meals in authorized establishments, according to the conditions established by the Worker Meal Program (PAT).

Group Life Insurance

A group life insurance provides serenity for everybody. Those insured and their beneficiaries have the guarantee of severance in the event of an unexpected occurrence. If an employee dies, the group life policy guarantees the beneficiaries 30 times the nominal salary of the individual insured - if the death is by natural causes, 60 times the nominal salary and - if the death was a result of an accident - limited to R$ 900,000. For total impairment due to disease and total or partial impairment due to accident, the severance may be partial or the same as the severance guaranteed in the case of death by natural causes.

Pension Plan

In 2005, the Company continued the reorganization of its pension plan, in particular the following: approval by the Secretaria de Previdência Complementar - SPC (Complementary Social Security Department) to transfer TCSPREV plan to Fundação 14 de Previdência Privada, the appointment and taking over of the representatives of the participants and beneficiaries of Fundação 14 by the Board and Fiscal Council, the formation of the Electoral Commission which will create the procedures for election of the representatives of the participants and beneficiaries in 2006, and the approval by the SPC of the agreements to enroll in the TCSPREV plan, related to the other groups in the Brasil Telecom economic group, the enrolling of approximately 1,380 new active participants, and a series of seminars about the management of pension arrangements within Brasil Telecom, which also includes the new tax legislation for plans of this type (Law 11,053/04).

At the end of the year, the assets of the four pension plans sponsored by the Company, which have 6,850 active participants and 5,510 retirees and pensioners, totaled approximately R$ 1.7 billion. The monthly contributions by Brasil Telecom amounted to an average of R$ 2.0 million. The benefits paid to retirees and pensioners were approximately R$ 9.7 million a month.

Development Programs

The development of its employees is one of Brasil Telecom's strategies to increase its competitive advantage. This strategy has been recognized internally and externally. The main highlights of 2005 were:

  The Personnel Management Integrated System was awarded the Candango prize for Excellence in Human Resources, presented by the Brazilian Human Resources Association (ABRH). The case was also presented at the First International Management by Competencies Seminar, held by the University of São Paulo (USP) at the Global Symposium Maximizing People Performance (International Telecommunications Union) and at the Second Annual Human Resources Forum. In partnership with The International Telecommunications Union, Brasil Telecom organized the Latin American Competencies Management Seminar , which included the presence of operating companies and regulatory bodies from 11 countries in Latin America.
  The distance learning program received the e-Learning Brasil award, which made Brasil Telecom the only company in the country to be chosen as a national benchmark in terms of distance learning, for three consecutive years. The Company started to use the network in LAN houses and cyber cafes to allow courses to be available simultaneously, throughout its area of operation.
  In a partnership with the University of Brasília (UnB), Brasil Telecom began a Telecommunications Engineering Masters program, with 30 professionals in the areas of Networking, Marketing and Information Technology. The course lasts 18 months and the dissertations are orientated towards the themes which provide solutions and applications which add value to Brasil Telecom.

Internally, in 2005 Brasil Telecom recorded a satisfaction rate of 97%, in research carried out among its employees.

Management by Competencies

In 2005, Brasil Telecom implemented a Personnel Management Integrated System, seeking to integrate Human Resources initiatives using the concept of competence. Competencies which are common to all of Brasil Telecom’s employees are: direction towards the business, focusing on results, direction towards the clients, communication, teamwork, negotiation, systematic integrated vision and knowledge management, as well as innovation and direction to changes.

The model directs professionals in businesses on development routes, in accordance with the macro-processes of the telecommunications industry: management, technology infrastructure, market and business support. Each area has specific competencies, related to the processes they are destined for.

The management route emphasizes the development of leadership and the management of people. Among its main initiatives are coaching and the new managers program. The technological infrastructure route, in its first cycle, involved the evaluation of 2,008 employees. The development initiatives deal with the management of knowledge and innovation.

The market-oriented route dedicates attention to direct the client. Brasil Telecom’s sales force, including its partners, were prepared to know thoroughly its products and services and how to develop an efficient sales pitch. The business support route prioritized teamwork and the management of knowledge and innovation.

	Number of Workers	Training Hours	Costs in Thousand R$
Fixed Telecommunications	19,153	200,944	5,000
Mobile Telecommunications	9,506	131,883	2,000

The Personnel Management Integrated System produced significant results in the integration of human resources processes, such as the recruitment and selection process, which uses criterion defined by the System. Therefore, it ensures, as of the start, the alignment of competencies with the specific route.

Health

Among initiatives focused on the health of its employees, developed in 2005 by Brasil Telecom are:

  Standardization of occupational health service, which provides the same type of service to all employees, independent of their workplace. Medical examinations and visits were carried out to assess the health profile of the workforce, which provides a base for preventive actions. In 2005, 7,229 occupational medical examinations were undertaken.
  Introduction of the “Semente” program, with the theme “Attitude is the best prevention”. The “Semente” program seeks to disseminate a culture of prevention of STD/AIDS and increase awareness of the harmful effects of drug use. For the development of the activities, teams were set up with the spontaneous participation of employees. These teams are trained to contribute to the activities of orientation, support and case forwarding to the resources offered by the Company, for prevention and treatment.
  Introduction of the “Com Você” (With You) program, which orientates employees and families on financial, personal and legal questions in a flexible, efficient and private manner. The user is attended by qualified and experienced professionals at any time, including weekends and holidays. Since the introduction of this program, in June, 889 people have benefited from it.
  The “Incluir” (Inclusion) Program is an initiative by Brasil Telecom to provide opportunities for professional inclusion for handicapped people and generate a culture of respect and appreciation of handicapped persons among employees. For the handicapped professionals who have a qualification that meets the profile of the job position available at the Company, the possibility of participating in the selection process is offered. Training is offered to those without qualifications. Among its own employees, Brasil Telecom ended 2005 with 193 handicapped and rehabilitated personnel, compared to 107 in the previous year.

Safety in the workplace

In 2005, Brasil Telecom consolidated the process of inspecting its subcontracting companies, operating in three different phases. The first phase was the monthly verification of the obligations which they must present, relating to documents which prove the fulfillment of the required regulation.

The second phase consists of monthly field visits by inspectors of the network. After the inspection, the inspectors send a field report to the work safety department, which consolidates the irregularities, and requests the subcontractors to carry out immediate adequacy.

In the third phase, semester audits evaluate health, safety and environmental actions undertaken during the period.

Brasil Telecom has support groups in all its units, responsible for dealing with crisis. Mainly the evacuation of premises and initial fire combat. In 2005, 374 people were trained for this work.

Workforce

Brasil Telecom ended the year with 6,872 employees, an increase of 2.9% compared to the previous year. Throughout the year 1,196 new employees joined the company, while 1,004 either resigned or were dismissed.

Number of Workers per Company

Company	2005	2004	Variation

Brasil Telecom S.A. (BrT)	5,338	5,313	0.5%
BrT Serviços de Internet S.A. (BrTSI)	82	50	64.0%
Brasil Telecom GSM (BrT GSM)	1,069	881	21.3%
Grupo BrT Cabos Submarinos	23	23	0.0%
iBest	60	71	-15.5%
Brasil Telecom Comunicação Multimídia	100	121	-17.4%
iG	192	204	-5.9%
Vant	8	17	-52.9%

Total	6,872	6,680	2.9%

From the total 6,872 employees, 106 were licensed at the end of 2005, not being part of Brasil Telecom's effective workforce.

Regarding distribution by function, the main alteration in the Company's own workforce, in comparison to 2004, was related to the area of Information Technology, which saw its workforce reduce by 8.5% in 2005.

Number of Workers per Area

Area	2005	2004	Variation

Marketing	2,623	2,455	6.8%
Marketing and Sales	2,178	2,019	7.9%
Call Centers	445	436	2.1%
Network	2,321	2,254	3.0%
Expansion	534	560	-4.6%
Operation	1,787	1,694	5.5%
Information Technology	485	530	-8.5%
General and Administrative	1,337	1,334	0.2%
In absence period	106	107	-0.9%

Total	6,872	6,680	2.9%

Employees Profile

Distribution by age

The average age of Brasil Telecom's workforce remained at approximately 36 years in 2005:

Distribution by age

Age	2005	%	2004	%	Relative Variation

Until 22 years old	266	3.9%	222	3.3%	0.6 p.p.
From 23 years old	1,341	19.5%	1,295	19.4%	0.1 p.p.
From 28 years old	1,460	21.2%	1,359	20.4%	0.8 p.p.
From 33 years old	1,098	16.0%	1,071	16.0%	0.0 p.p.
From 38 years old	876	12.7%	883	13.2%	-0.5 p.p.
From 43 years old	839	12.2%	910	13.6%	-1.4 p.p.
From 48 years old	713	10.4%	721	10.8%	-0.4 p.p.
From 53 years old	242	3.5%	189	2.8%	0.7 p.p.
Over 58 years old	37	0.5%	30	0.4%	0.1 p.p.

Total	6,872	100.0%	6,680	100%	-

Average Age	36.1 years old		36.3 years old

Distribution by time of service

The expansion of the workforce, the result of new staff hired, or the acquisition of new companies, was concentrated in the range of employees who have worked for up to 15 years at Brasil Telecom. The main reduction was seen in the amount of employees who have worked for the Company between 16 and 25 years. Thus, the average time of service by Brasil Telecom's employees dropped from 9.3 years in 2004, to 8.9 years in 2005.

Distribution by time of service

Years of Work	2005	%	2004	%	Relative Variation

Until 2 years	2,687	39.1%	2,481	37.1%	2.0 p.p.
From 3 to 5 years	1,284	18.7%	1,324	19.8%	-1.1 p.p.
From 6 to 10 years	782	11.4%	765	11.5%	-0.1p.p.
From 11 to 15 years	460	6.7%	372	5.6%	1.1 p.p.
From 16 to 20 years	479	7.0%	521	7.8%	-0.8 p.p.
From 21 to 25 years	472	6.9%	596	8.9%	-2.0 p.p.
From 26 to 30 years	581	8.5%	546	8.2%	0.3 p.p.
Over 31 years	127	1.8%	75	1.1%	0.7 p.p.

Total	6,872	100.0%	6,680	100.0%	-

Average Period		8.9 years		9.3 years

Distribution by gender

At the end of 2005, Brasil Telecom had 2,317 women employees, which represented 33.7% of the workforce. From this total, 132 women occupied management positions, or 19.2% of the total management body, a 16.7% increase as compared to 2004.

Distribution by gender

Gender	2005	%	2004	%	Relative Variation

Male	4,555	66.3%	4,477	67.0%	-0.7 p.p.
Female	2,317	33.7%	2,203	33.0%	0.7 p.p.

Total	6,872	100%	6,680	100%	-

Distribution by education and schooling

The following table shows that 60.5% of Brasil Telecom's employees had a degree from College/University, as compared to 58.6% in the previous year.

Distribution by education and schooling

Education Level	2005	%	2004	%	Relative Variation

Incomplete Elementary School	22	0.3%	28	0.4%	-0.1 p.p.
Complete Elementary School	25	0.4%	32	0.5%	-0.1 p.p.
Incomplete High School	51	0.7%	43	0.6%	0.1 p.p.
Complete High School	1,347	19.6%	1,470	22.0%	-2.4 p.p.
Incomplete Higher Education(graduation)	1,269	18.5%	1,196	17.9%	0.6 p.p.
Complete Higher Education (graduation)	3,113	45.3%	3,061	45.8%	-0.5 p.p.
Specialization	926	13.5%	765	11.5%	2.0 p.p.
Master degree/Doctorate/Post-doctorate	119	1.7%	85	1.3%	-0.4 p.p.

Total	6,872	100%	6,680	100%	-

Third parties

At the end of 2005, companies that provide services to Brasil Telecom employed approximately 37,500 people, in call centers, maintenance and operation of internal and external plants, cleaning, surveillance, corporate security and maintenance of information systems.

The Management

* * *

11.01 – NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS
Years ended on December 31, 2005 and 2004
(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distances.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in the Regions I, II and III, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s business, as well as the rendered services and the charged fee are regulated by ANATEL.

New concession agreements under the modalities of local and long distance services came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i..

Information related to the quality and universal service targets of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, in the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás group (State owned holding company of the telecommunication segment).

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates level 1 of Corporate Governance, and trades its American Depositary Receipts - ADRs on the New York Stock Exchange (“NYSE”).

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary incorporated in December 2002 to provide Personal Mobile Service (“SMP”), with authorization to assist the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary which started its operations at the beginning of 2002 and provides Internet services and correlated activities.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised of the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”)

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): BrTI exercises direct control and total control jointly with BrT CSH.

  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. (“BrT SCS Bermuda”): it is also an integral part of the Companies BrT Cabos Submarinos and was incorporated by BrTI in the second quarter of 2003. In November 2004, the investment of BrTI became a minority interest, when the Company paid investments and started holding the control of the cable company. On its turn, BrT SCS Bermuda holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

(ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the iBest Group in June 2003, which is composed of the following companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

IG Companies

IG Companies have operations based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render value added services related to broadband access to its portal and web page hosting and other services in the Internet market.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control, of Internet Group (Cayman) Limited (“IG Cayman”), incorporated in Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total capital. On the year closing date, the interest held by BrT SCS Bermuda was 88.8% . IG Cayman is a holding which, in its turn, have control of Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

c) MTH Ventures do Brasil Ltda. (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% previously held. MTH, in turn, holds 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), formerly named MetroRED Telecomunicações Ltda. (“MetroRED”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

d) Vant Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company acquired the total capital stock of VANT, when it acquired the remaining 80.1% of the capital stock of this company.

VANT is a service provider of corporate network services which operates throughout Brazil, and is present in the main Brazilian state capitals, offering voice and data products.

e) Other Service Provider Companies

The Company acquired, at the end of 2004, the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the year closing date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

Change in the Management

On July 27, 2005, the Extraordinary Shareholders’ Meeting dismissed from office the members of the Company’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August, 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary Shareholders’ Meeting held on September 30, 2005, the Board of Directors members of the Company were dismissed from office and new members were elected. On the same date, the Board of Directors meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of the Company in meeting held on October 5, 2005.

The process to change the management of Brasil Telecom Participações S.A. and the Company was litigious, according to various material facts published by the Company during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The new management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the new management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the simultaneous disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The net income (loss) reconciliation belonging to the Parent Company and the Consolidated is presented as follows:

	2005	2004
PARENT COMPANY	(303,671)	288,552
Recordings made directly in the Shareholders’ Equity of the diaries
Donations and Subsidies for Investments and Other	-	(11,588)
CONSOLIDATED	(303,671)	276,964

Supplementary Information

The Company is presenting as supplementary information the following statements:

Statement of Cash Flows

They were prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. The statement of cash flow is shown together with Note 18.

Statement of Added Values - DVA

It is shown on Note 43 and prepared pursuant to the Brazilian Accounting Rule – NBC T 3.7, approved by the Resolution of the Federal Accounting Board 1,010/05.

Report per Segment

The company is presenting, supplementary to note 42, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those of other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the balance sheet date, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on December 31, 2005.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the balance sheet date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation to consolidated statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet closing date, in the cases in which the acquisitions presented higher values.

d. Investments: Investments in subsidiaries are assessed using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 27.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 28. Amortization is calculated under the straight-line method, for a five-year period, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in the CVM Instruction 371/02.

h. Loans and Financing: These are updated for monetary and/or exchange variations and interest incurred until the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information on private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees’ profit sharing is recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or losses per thousand shares: Calculated based on the number of shares outstanding on the balance sheet closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity: of the Interest on Shareholders’ Equity credited in 2005, the amount of R$ 421,001 (R$ 294,395 in 2004) was destined to the parent company. The balance of the liability of this nature, minus withholding income tax, is R$ 220,708 (R$ 250,236 as of December 31, 2004).

Loans with the Parent Company: Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 58,798 (R$ 74,523 as of December 31, 2004). The financial gain recognized against the result in 2005, due to the drop of the U.S. dollar was R$ 7,258 (R$ 4,820 of financial gain in 2004).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures at the unit price of R$ 1,000 non-convertible or exchangeable for any type of share, totaling R$ 1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the parent company Brasil Telecom Participações S.A. The balance of the debentures par value will be amortized in a remaining installment, equivalent to 40% of issuance, with maturity term on July 27, 2006. The debentures remuneration is equivalent to 100% of the CDI, paid semiannually. The balance of this liability is R$ 560,459 (R$ 972,006 on December 31, 2004) and the charges recognized in the income in 2005 represented R$ 134,923 (R$ 175,956 in 2004).

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financings owed by the Company to the lending financial institutions. In 2005, referring to the guarantee benefit, the Company recorded expenses in favor of the Parent Company at the amount of R$ 2,483 (R$ 3,964 in 2004); and (ii) the Parent Company rendered surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC) for 2005, which amounted to R$ 217,142. In 2005, in return to such surety, the Company returned to the Parent Company a quarterly remuneration of R$ 65, representing an annual expense of R$ 260 (R$ 279 thousand in 2004).

Revenues and Accounts Receivable: arising from transactions related to share of resources. The balance receivable is R$ 54 (R$ 184 payable on 12/31/04) and the amounts recorded in income for 2005 comprises operating revenues of R$ 4,291 (R$ 2,933 of operating revenues in 2004).

BrT Serviços de Internet S.A.

Amounts Receivable and Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$ 23,126 (R$ 3,757 receivable on 12/31/04). The amounts recorded in income for 2005 represented R$ 66,027 of the operating revenues (R$ 55,008 in 2004) and R$ 172,611 of operating expenses (R$ 152,680 in 2004).

14 Brasil Telecom Celular S.A

Revenues, Expenses and Amounts Receivable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$ 1,680 (R$ 5,858 receivable, on 12/31/04). The amounts recorded in income for 2005 represented R$ 174,375 of the operating revenues (R$ 15,250 in 2004) and R$ 238,026 of operating expenses (R$ 14,148 in 2004).

Vant Telecomunicações S.A.

Accounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance payable is R$ 320 (R$ 1,208 payable on 12/31/04) and the amounts recorded in income represented R$ 1,910 of operating revenues (R$ 1,154 in 2004) and R$ 1,858 of operating expenses (R$ 2,157 in 2004).

BrT SCS Bermuda

Revenues and Amounts Receivable: arising from transactions related to telecommunications services. The balance receivable is R$ 201. The amounts recorded in income for 2005 represented R$ 201 of operating revenues.

Loans: on 12/31/04 there was a loan agreement granted in U.S. dollar, with an interest rate of 3% p.a., settled in January 2005. The balance of this assets on 12/31/04 was R$ 88,619. The financial revenue until the loan settlement date was R$ 961 (the financial expenses in 2004, motivated by the drop of the U.S. dollar was R$ 2,313).

Freelance S.A.

Revenues and Accounts Receivable: arising from transactions related to the use of telecommunications services. The receivable balance amounts to R$ 769 (R$ 54 receivable on 12/31/04) the recognized revenue in income was R$ 776 (R$ 233 in 2004).

IG Brasil

Revenues and Accounts Receivable: arising from transactions related to the use of telecommunications services. The balance receivable is R$ 733 (R$ 1,720 receivable on 12/31/04) and the revenue recognized in the income was R$ 10,672 (R$ 860 in 2004) and operating expenses R$ 71.

BrT Multimídia

Accounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance payable is R$ 10,772 (R$ 15,918 payable on 12/31/04). The amounts recorded in income for 2005 represented Operating Revenues of R$ 169 (R$ 15 in 2004) and Operating Expenses of R$ 66,711 (R$ 47,130 in 2004).

Other Related Parties Transactions

Due to the existence of common partners in the control chain of the Company and the Companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Telemig Celular

The Company and Telemig Celular maintain agreements related to the operations of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount receivable, resulting from these contracts and agreements is R$ 4,228 (R$ 13,121 in 2004). The amounts recorded in income for 2005 are represented by operating revenues of R$ 151 (R$ 276 in 2004) and operating expenses of R$ 32,979 (R$ 27,102 in 2004).

Amazônia Celular

The Company and Amazônia Celular maintain an agreement concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount receivable, resulting from these contracts and agreements is R$ 258 (R$ 2,748 in 2004). The amounts recorded in income for 2005 are represented by operating expenses of R$ 6,101 (R$ 9,236 in 2004).

TIM Celular

The Company and TIM’s cell phone companies maintain agreements concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$ 38,296. The amounts recorded in income for 2005 are represented by operating revenues of R$ 152,611 and operating expenses of R$ 516,048.

Telecom Capital Fund

Based on the information made available to the management in December 2005, it was concluded that in 2003 the Company invested funds in Telecom Capital Fund (“TCF”), an investment fund created in Curacao, in the Netherlands Antilles, with the purpose of “obtaining return rates above the average with moderate risk to investors” by means of investments in “infrastructure in the Latin America focused on telecommunications, Internet and data applications”; As the single provider of the fund, the Company contributed with eighty-four million U.S. dollars (US$ 84,000,000.00) to enable an investment in promissory notes of MetroRED (US$ 41,000,000.00), subsequently used for conversion into shares, and of Highlake International Business Company Ltd. (“HIGHLAKE”) (US$ 43,000,000.00), by means of remuneration of the Libor rate plus 1.5% p.a., with option, to the debtor (HIGHLAKE), of payment and acquittance by conversion of the debt into shares.

With this investment, HIGHLAKE acquired the interest held by Telesystem International Wireless Latin America (“TIW”) in the capital of Telpart Participações S.A., parent company of the holding companies Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

Concerning HIGHLAKE, we have noticed that its corporate structure is comprised by Opportunity Fund, with 95% of interest.

In view of the interest of Opportunity Fund in the Company’s control chain, these operations may be classified, under the terms of the CVM Resolution 26/86, as “related-parties transactions”.

In March 2005, HIGHLAKE settled the promissory note held by TCF, without the conversion of the shares and subsequently the discontinuance of the Fund was requested.

On 4/25/05 the balance of the fund quotas was redeemed, at the amount of R$ 137,976. In 2005, until the redemption date, the Company recorded a financial loss of R$ 640, motivated by the exchange loss variation of the U.S. dollar in the respective period. In 2004, due to same reasons, a financial loss of R$ 15,174 was recorded.

Supportcomm S.A.

The Company between 2001 and 2005 entered into five agreements with the company Supportcomm S.A. (“SUPPORTCOMM”) for the supply of material, platforms and technology services, at the total amount of R$ 59,585, out of which R$ 45,176 have already been paid.

In analysis of the ownership structure of SUPPORTCOMM, a 30% interest of Megapart Participações was identified, a company which has Opportunity Fund as partner, with an interest of nearly 100%.

In view of the interest of Opportunity Fund in the Company’s control chain, these operations may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Acquisition of IG Cayman Equity Interest

On July 26, 2005, the subsidiary BrT SCS Bermuda acquired 3,750,500 class A common shares and 6,249,848 class B common shares issued by IG Cayman. This equity interest was acquired from the shareholders Opportunity Fund, Vicência Participações Ltda. and Global Investments and Consulting. Inc., companies with common partners in the Company’s control chain. The amount of the acquisition, representing 25.6% of the capital stock of IG Cayman, corresponded to R$ 68,647.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example cash and cash equivalents, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In 2005, the Company’s default was 2.91% of the gross revenue (3.22% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The Company operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately controls receivables of this nature and maintain an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the year was 31.3% (33.1% on 12/31/04), the receivable accounts are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

On 12/31/2004 there was a loan asset granted to BrT SCS Bermuda, whose book and market value was R$ 88,619. This asset, remunerated by pre-fixed interest rates of 3% per annum, was received at early 2005.

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Consolidated loans subject to this risk represent approximately 23.3% (25.6% on 12/31/04) of the total liabilities of loans and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 66% (50.2% on 12/31/04) is covered by hedge operations and financial investments in foreign currency. Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. In 2005, the negative adjustments of these operations amounted to R$ 266,572 (R$ 92,735 of negative adjustments in 2004).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet closing date, is as follows:

PARENT COMPANY
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	1,040,800	1,086,134	1,294,422	1,317,561
Hedge Contracts	311,469	301,119	87,190	74,985
Total	1,352,269	1,387,253	1,381,612	1,392,546
Current	125,690	126,588	74,199	79,395
Long-term	1,226,579	1,260,665	1,307,413	1,313,151

CONSOLIDATED
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	1,064,090	1,109,424	1,320,833	1,343,973
Hedge Contracts	311,469	301,119	87,190	74,985
Total	1,375,559	1,410,543	1,408,023	1,418,958
Current	125,690	126,588	74,199	79,395
Long-term	1,249,869	1,283,955	1,333,824	1,339,563

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Certificate of Deposits (CDBs) with Banco de Brasília S.A. related to the guarantee to tax incentive granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	2005	2004	2005	2004
Assets
Loans subject to:
IGP-DI	7,747	7,678	7,836	7,678
IPA-OG Column 27 (FGV)	1,337	1,591	1,337	1,591
IGP-M	-	-	-	1,475
Securities subject to:
SELIC rate	502	-	2,604	-
Total	9,586	9,269	11,777	10,744
Current	3,873	1,065	3,962	2,540
Long-term	5,713	8,204	7,815	8,204

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI IGP-M and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative hedge contracts to 22.7% (38% on 12/31/04) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated with this liability results from the possible increase of the rate.

The above mentioned liabilities on the balance sheet closing date are as follows:

PARENT COMPANY
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	2,076,211	2,077,094	2,012,487	1,882,960
Debentures – CDI	1,108,226	1,100,815	1,513,713	1,513,755
Loans subject to UMBNDES	272,601	273,318	275,565	229,177
Hedge without loans subject to UMBNDES	37,630	27,462	38,979	13,920
Loans subject to IGPM	8,158	8,158	16,724	16,724
Loans subject to IGP/DI	3,145	3,145	-	-
Other loans	10,530	10,531	15,586	15,586
Total	3,516,501	3,500,523	3,873,054	3,672,122
Current	1,363,427	1,360,208	1,028,932	985,639
Long-term	2,153,074	2,140,315	2,844,122	2,686,483

CONSOLIDATED
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	2,076,211	2,077,094	2,012,487	1,882,960
Debentures – CDI	1,108,226	1,100,815	1,513,713	1,513,755
Loans subject to UMBNDES	272,601	273,318	275,565	229,177
Hedge on loans subject to UMBNDES	37,630	27,462	38,979	13,920
Loans subject to IGP/DI	19,310	19,310	-	-
Loans subject to IGPM	8,158	8,158	16,724	16,724
Other loans	10,530	10,530	16,007	16,007
Total	3,532,666	3,516,687	3,873,475	3,672,543
Current	1,363,694	1,360,475	1,028,934	975,559
Long-term	2,168,972	2,156,212	2,844,541	2,696,984

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Thus, a risk arises, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the company’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method and the acquisition cost. The investments assessed by the equity method are presented in Note 26, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to loss expectations.

On the balance sheet closing date, an allowance for losses was recorded at the amount of R$ 19,028 (R$ 16,946 on 12/31/04) related to VANT’s unsecured liability.

The investments assessed at acquisition cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

g. Financial Investments Risks

The company has temporary high-liquid investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, all subject to CDI, by means of the own backing of these securities or through futures contracts traded at the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIFs), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange - BM&F, overnight financial investments, in own portfolio of CDB issued by national financial institutions, and own portfolio of CD issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks. The CDB investments, as well as overnight investments that have spread in this type of certificate, are subject to the issuing financial institution credit risk.

The Company maintains financial investments at the amount of R$ 1,428,587 on 12/31/05 (R$ 1,906,781 on 12/31/04). Income earned to the balance sheet closing date is recorded as financial revenue and amounts to R$ 215,744 in 2005 (R$ 194,533 in 2004). Amounts recognized in the consolidated financial statements are R$ 1,667,009 on 12/31/05 (R$ 2,326,497 on 12/31/04), related to investments, and R$ 246,493 in 2005 (R$ 213,453 in 2004), related to earnings.

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing mentioned in the Note 34, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain minimum amounts for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and other.

Considering the provisions recognized in these present financial statements, provisions of which informed to the market by means of the Material Fact as of 1/4/06, the Company renegotiated all the loan and hedge agreements that had financial covenants related to the Earnings before Interest, Taxes, Depreciation and Amortization – LAJIDA (EBITDA). These renegotiations were successfully concluded in February 2006, when all creditors agreed with the temporary adequacy of covenants and/or waiver.

In the case of financing with direct and indirect onlending of BNDES, as provided for in the agreements, from the publication of the audited financial statements, there will be a future retention three times the amount of the highest falling due installment for the agreements with monthly amortization and once the highest amount of the falling due installment for the agreements with quarterly amortization. The total estimated retention amounts is approximately R$ 252,014, made operational through the partial block of the Company’s financial investments, without prejudice of the remuneration to be received by it. The release of the amount to be blocked will take place when the Company returns to complying with the financial relations set forth in the agreements or it is successful in the renegotiation of financial covenants negotiated.

i. Regulatory Risks

New Concession Agreements

On 12/22/05, new local and domestic long distance concession agreements were entered into by Brasil Telecom S.A., which shall be take effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment incurs on 4/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;

  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers – PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency to impose mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the Users’ Board in each concession;

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index – IST, in which composition the highest weight is IPCA.

ANATEL, on February 23, 2006, edited the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/6/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme, bound by the new local concession agreement. Among other postponements, it forbids the implementation of tariff system by minute in basic plans of STFC concessionaries in local modality on date prior to March 1, 2007.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

Consequently, the operations and the competitive position of the Subsidiary may be affected by effects to derive from new concession agreements. Nevertheless, it is not possible to assess, on the date these financial statements were prepared, the future impacts to be generated by such changes.

Legislative Bill of Change in Telecommunications Act (“LGT”)

On March 6, 2006, the President of Brazil sent to the Brazilian Congress a legislative bill to amend LGT 9,472, as of 7/16/97. The amendment proposed specifically deals with the adoption of distinctive criteria considering the user’s social-economic condition, with a view to ensuring access to telecommunication services. Said project still depends on approval. Currently, the subsidiary Brasil Telecom S.A. cannot access the effects resulting from such initiative to its businesses, should said project obtain approval at the Brazilian Congress.

Overlapping of Licenses

When the Company received the certification for achieving the universalization targets for 2003, set forth by ANATEL, it already provided the fixed telephony service (“STFC”) in the local and domestic long distance modalities (“LDN”) intra-regional in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Company’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia

International N.V. (“TII”) acquired an indirect controlling interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect controlling interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, The Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart ParticipaÇões S.A., Brasil Telecom ParticipaÇões S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and the Company and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by injunctions issued by the U.S. and Brazilian courts. It is also subject-matter of discussion in arbitration involving controlling shareholders. Whether or not confirming the validity of April 2005 agreements, there is the possibility of assets related to fixed and mobile segments (see Note 42) eventually loose their value, as a result of overlapping of operations or sanctions from ANATEL. On the other hand, it is also possible that corporate agreements as of April 28, 2005 are declared null and void by courts or arbitration, which would remove TII from the control block of Brasil Telecom group, eliminating the overlapping of concessions and consequently, the regulatory risk. Nevertheless, at this moment, it is not possible to anticipate such legal developments and their future effects on the financial statements.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term will start on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on final decision of ANATEL, these sanctions may have an adverse and material effect on businesses and operations of the Company.

Regarding the “Merger Agreement” mentioned in this note, the Company and its subsidiary BrT Celular started on March 15, 2006 arbitration against TII and TIM, aiming at annulling it. The Company disclosed material fact about this matter on March 16, 2006, the full content of which is mentioned in the note 44.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom (group)” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) FundaÇão 14 de Previdência Privada (“FundaÇão 14”); (ii) FundaÇão BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) FundaÇão de Seguridade Social (SISTEL), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar – SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, already predicted the evolution trend for a new stage. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This trend also occurred in other main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, FundaÇão 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

In accordance with the Transfer Agreement entered into between FundaÇão Sistel de Seguridade Social and FundaÇão 14 de Previdência Privada, SISTEL, by means of the Management Agreement, has been rendering management and operation services of TCSPREV and PAMEC-BrT plans to FundaÇão 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while FundaÇão 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, this plan, concerning the defined contribution, started being offered as of March 2005. TCSPREV currently provides assistance to nearly 61.9% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary – limited to R$ 18,582.00 for 2005 - , according to participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2005, contributions by the sponsor to the TCSPREV group represented 6.41% of the payroll of the plan participants. For employees, the contributions represented 5.79% .

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA – Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)

Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00, for the beneficiaries of the PBS-TCS Group, merged into TCSPREV on 12/31/01 and for the participants of PBS’s defined benefit plans sponsored by other companies. According to a legal/actuarial appraisal, the Company’s responsibility is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/05, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored by contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 35.2% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.1% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary – limited to R$ 19,222.00 for 2005 - , according to the participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits. The Company’s contributions in 2005 represented 6.21% of the payroll of the plan participants, whilst the employee contribution was 5.43% .

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor in 2005 was of 4.06% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate in 2005 was 4.06% . With the Alternativo Plan –Brasil Telecom, the participants also pay an entry fee depending on the age of joining the plan.

The technical reserve corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. Of the maximum period established, 16 years still remain for complete settlement.

Status of the Plans Mentioned (SISTEL, FundaÇão 14 and FBrTPREV), pursuant to the CVM Resolution 71/00

Below, data of sponsored private pension plans which maintain liabilities of defined benefit:

FBrTPREV – BrTPREV, Alternativo and Fundador		FundaÇão 14 – TCSPREV
2005	2004	2005	2004

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities with Granted Benefits Actuarial Liabilities with Benefits to be Granted (=) Total Present Value of Actuarial Liabilities Fair Value of the Plan Assets	1,290,201 72,608 1,362,809 (634,894)	973,323 83,379 1,056,702 (555,256)	188,953 148,220 337,173 (645,051)	171,212 147,861 319,073 (475,911)
(=) Net Actuarial Liability/(Asset)	727,915	501,446	(307,878)	(156,838)

TURNOVER OF ACTUARIAL LIABILITY/(ASSET), NET
Present Value of the Actuarial Liability at the beginning of the year Cost of Interest Cost of Current Service Net Benefits Paid Actuarial (Gain) or Loss on the Actuarial Liability	1,056,702 164,212 141 (103,089) 244,843	990,752 160,304 377 (92,657) (2,074)	319,073 35,187 4,090 (16,604) (4,573)	281,803 31,013 3,700 (13,171) 15,728
Present Value of the Actuarial Liability at the end of the year	1,362,809	1,056,702	337,173	319,073
Fair Value of the Plan Assets at the beginning of the year
   Earnings of the Plan Assets
   Regular Contributions Received by the Plan
   Sponsor
   Participants
   Amortizing Contributions Received from the Sponsor
Payment of Benefits	555,256 84,215 232 130 102 98,280 (103,089)	486,348 62,798 291 18 273 98,476 (92,657)	475,911 184,393 1,351 796 555 - (16,604)	436,702 50,932 1,448 889 559 - (13,171)
Fair Value of the Plan Assets at the end of the year	634,894	555,256	645,051	475,911

(=) Value of Actuarial Liability/(Asset), net(1)	727,915	501,446	(307,878)	(156,838)
(1) In the event of net actuarial asset, there is not an accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Cost of Current Service Contributions of the Participants Cost of Interest Earnings of the Plan Assets Recognized Actuarial Losses (Gains)	11 (102) 164,212 (84,215) 244,843	359 (273) 160,304 (62,798) (2,074)	4,090 (555) - - -	3,700 (559) - - -
Total Recognized Expense	324,749	95,518	3,535	3,141

MAIN ACTUARIAL ASSUMPTIONS USED
Discount Rate of the Actuarial Liability (6% + Inflation)	11.30%	15.54%	11.30%	11.30%
Total Yield Rate Expected over Plan Assets	12.34%	15.54%	12.34%	18.10%
Estimated Actual Salary Increase Index	2%	2%	2%	2%
Estimated Inflation Rate	5.00%	9.00%	5.00%	5.00%
Overall Mortality Table (2)	UP94 + 2	UP84	UP94 + 2	UP84 + 1
Disablement Table	Álvaro Vindas, -20% up to 40 years old; and +30% over 40 years old.	Álvaro Vindas	Álvaro Vindas, -20% up to 40 years old; and +30% over 40 years old.	Mercer Disability
Disabled Mortality Table	IAPB-57		IAPB-57
Turnover Rate	Null		Null	0.15/(length of service + 1); null from 50 years old
(2) In December 2005, the Board of Executive Officers of the Company, in compliance with recommendation of its independent actuaries, approved the adjustments of actuarial assumptions and started to adopt the overall mortality table UP94 with two-year grievance and separated by gender. The table adopted corresponds to current expectation of longevity of participants of sponsored plans. As an effect of such change, the Company recognized a supplement of R$ 170,505 to the provision for pension fund liabilities..

ADDITIONAL INFORMATION – 2005
a) The assets and liabilities of BrTPREV, Alternativo and Fundador plans are positioned on 12/31/05. Concerning the TCSTPREV plan, the plan assets refer to 9/30/05, projected for 12/31/05.
b) The individual data used are as of 9/30/04 and 10/31/04 for TCSPREV and BrTPREV, respectively. These data were projected for 12/31/05.

SISTEL – PBS-A		FundaÇão 14 – PAMEC
2005	2004	2005	2004

ASSETS AND LIABILITIES RECONCILIATION
Actuarial Liabilities with Granted Benefits Actuarial Liabilities with Benefits to be Granted (=) Total Present Value of Actuarial Liabilities Fair Value of the Plan Assets	570,260 - 570,260 (738,735)	529,690 - 529,690 (688,827)	1,063 36 1,099 (925)	852 34 886 (1,009)
(=) Actuarial Liability/(Asset), net	(168,475)	(159,137)	174	(123)

TURNOVER OF THE ACTUARIAL LIABILITY/(ASSET), NET
Present Value of the Actuarial Liability at the beginning of the year Cost of Interest Cost of Current Service Net Benefits Paid Actuarial (Gain) or Loss on the Actuarial Liability	529,690 57,197 - (46,997) 30,370	514,254 55,706 - (44,940) 4,670	886 98 1 (83) 197	2,678 302 1 (43) (2,052)
Present Value of the Actuarial Liability at the end of the year	570,260	529,690	1,099	886
Fair Value of the Plan Assets at the beginning of the year Earnings (Losses) of the Plan Assets Payment of Benefits	688,827 96,905 (46,997)	614,450 119,317 (44,940)	1,009 (1) (83)	992 60 (43)
Fair Value of the Plan Assets at the end of the year	738,735	688,827	925	1,009

(=) Value of Actuarial Liability/(Asset), net(1)	(168,475)	(159,137)	174	(123)
(1) In the event of net actuarial asset, there is not an accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Recording (Reversal) of the Actuarial Liability	-	-	174	(1,686)
Total Recognized Expense (Revenue)	-	-	174	(1,686)

MAIN ACTUARIAL ASSUMPTIONS USED
Discount Rate of the Actuarial Liability (6% + Inflation)	11.30%	11.30%	11.30%	11.30%
Total Yield Rate Expected over Plan Assets	13.75%	12.20%	11.47%	16.51%
Estimated Index of Nominal Increase of the Benefits	5.00%	5.00%	5.00%	5.00%
General Mortality Table	UP94 + 2	UP84 + 1	UP94 + 2	UP84 + 1
Disablement Table	N/A		Mercer Disability
Starting Age of Benefits	N/A		100% in the eligibility to retirement
Inflation Estimated Rate	5.00%	5.00%	5.00%	5.00%
N/A = Not Applicable

ADDITIONAL INFORMATION – 2005
a) The plan assets are positioned on 11/30/05. b) The individual data used refer to 9/30/05 for PBS-A, projected for 12/31/05. For PAMEC, the individual data used refer to November 2005.

b. Stock option plan for management and employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A
This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Until December 31, 2005, no option had been granted.

Program B
The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	1/1/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	1/1/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	1/1/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. In 2005, options were not granted.

Information related to the general plan to grant call options is summarized below:

	2005		2004
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Balance at the beginning of the year	1,415,119	13.00	907,469	11.73
Granted	-	-	507,650	15.28
Extinguished Options	1,004,382	13.00	-	-
Balance at the end of the year	410,737	13.00	1,415,119	13.00

There has been no granting of call options exercised until the balance sheet closing date and the representation of the options balance in relation to the total of outstanding shares is 0.08% (0.26% in 2004).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black & Scholes method, would be R$ 482 (R$ 1,254 in 2004).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual or procedural status related to each lawsuit.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	2005	2004	2005	2004
Labor	564,129	412,730	567,273	414,221
Tax	142,143	64,703	161,068	109,936
Civil	273,349	214,011	276,018	214,688
Total	979,621	691,444	1,004,359	738,845
Current	320,824	290,727	336,643	327,643
Long-term	658,797	400,717	667,716	411,202

Labor

In 2005 there was a net increase of the provision in the amount of R$ 151,399 (R$ 153,052 for the Consolidated), represented by monetary restatements and effects of revaluations of contingent risks, derived from events occurred in the year, which totaled R$ 256,677 (R$ 256,598 for the Consolidated), filing of new lawsuits amounting to R$ 17,722 (R$ 17,943 for the Consolidated), reclassification of other liabilities totaling R$ 1,596 for the Consolidated and reduction due to payments that amounted to R$ 123,000 (R$ 123,085 for the Consolidated).

The revaluations of the contingent risks are mainly connected to reviews of judicial proceedings related to joint/subsidiary liability, overtime, salary parity, risks, reintegration, tenure, remuneration differences and supplement of FGTS indemnifying fine resulting from understated inflation, amounting to R$ 139,204.

The main objects that affect the provisions for labor claims are the following:

(i) Risk Premium – related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences – related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii) Career Plan – related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv) Joint/Subsidiary Responsibility – related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v) Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi) Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii) Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii) Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

In 2005, the provision at the amount of R$ 77,440 (R$ 51,132 for the Consolidated) had a net increase, represented by monetary restatements and effects of revaluations of contingent risks, arising from events which occurred in the year, which totaled a reduction of R$ 4,405 (R$ 36,466 for the Consolidated), recording of new provisions at the amount of R$ 87,065 (R$ 92,851 for the Consolidated) and reduction due to payments that totaled R$ 5,220 (R$ 5,253 for the Consolidated).

The entry of new amounts refers to the Company’s decision to record provisions related to ICMS credits, whose validity is questioned by the State Tax Authorities, and a conclusive decision by the Judiciary Branch has not been rendered yet. It is also important to point out that adjustments were made in the Tax Recovery Program (“REFIS”), with partial recognition of the surplus debt.

In addition, the other main provisioned lawsuits refer to the following controversies:

(i) Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary; and

(ii) Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO.

Civil

In 2005, a provision at the amount of R$ 59,338 (R$ 61,330 for the Consolidated) had a net increase, represented by monetary restatements and effects of revaluations of contingent risks, arising from events which occurred in the year, which totaled R$ 101,756 (R$ 102,222 for the Consolidated), filings of new lawsuits at the amount of R$ 46,303 (R$ 48,308 for the Consolidated) and reduction due to payments, which totaled R$ 88,721 (R$ 89,200 for the Consolidated).

The revaluations of contingent risks mainly refer to lawsuits subject to capital participation agreements, lawsuit for damages and consumer lawsuits, which amounted to R$ 48,404.

The lawsuits provided for are the following:

(i) Review of contractual conditions – lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii) Capital Participation Agreements – TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii) Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv) Free Mandatory Telephone Directories – LTOG’s – lawsuits questioning the non-delivery of printed residential telephone directories; and

(v) Other lawsuits – related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	2005	2004	2005	2004
Labor	413,729	645,824	419,169	649,328
Tax	2,130,131	1,233,534	2,175,323	1,249,108
Civil	1,751,491	1,004,102	1,779,336	1,006,266
Total	4,295,351	2,883,460	4,373,828	2,904,702

Labor

In 2005, a net reduction occurred at the amount of R$ 232,095 (R$ 230,159 for the Consolidated), represented by monetary restatements and effects of revaluations of contingent risks, arising from events occurred in the year, which totaled R$ 300,272 (R$ 299,969 for the Consolidated), filings of new lawsuits at the amount of R$ 68,177 (R$ 69,810 for the Consolidated).

The reduction resulted from revaluation of risks mainly referring to reviews of lawsuits related to joint/subsidiary responsibility, overtime, salary parity, risks, reintegration, and tenure, differences of profit sharing and supplement of FGTS indemnifying fine resulting from understated inflation.

The filings of new lawsuits mainly refer to those related to joint/subsidiary responsibility and supplement of FGTS indemnifying fine resulting from understated inflation.

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

The increase which took place in 2005 was R$ 896,597 (R$ 926,215 for the Consolidated), presented by monetary restatements and effects of revaluation of contingent risks, arising from events which took place in the year, which totaled R$ 702,031 (R$ 708,278 for the Consolidated) and filings of new lawsuits at the amount of R$ 194,566 (R$ 217,937 for the Consolidated).

The revaluations mainly arise from lawsuits dealing with the assessment of pension plan contribution on allowances, which, according to the understanding of the Company do not comprise the contribution salary, once its exclusion is expressly provided for in the Article 28, paragraph 7, of Law 8,212/91, the Costing Plan.

Matters whose merit have not been conclusively decided by the Higher Courts, such as the transfer of PIS/COFINS, the levy of ISS in auxiliary services and not listed in the Services List attached to LC 116/03, as well as the reversal of ICMS credits, in the interpretation of the Tax Authorities, were reclassified.

The entries of new contingencies refer to amounts supposedly due related to the Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the understanding of its calculation basis by ANATEL, in judicial discussion, new assessments dealing with the supposed levy of ICMS in the activities described in the Agreement 69/98, as well as questioning exemption granted by state law, in addition to the supposed levy of ISS on auxiliary services to communication.

Also concerning FUST, this fund was enacted by Law 9,998/00 and regulated by the Decree 3,624/00, establishing a contribution of 1% over gross revenue from telecommunications, minus the installments of taxes incurring on the referred revenue and the transfers made among operators. The levy started taking place as of 1/1/01.

By means of the Resolution 247, as of 12/14/00, ANATEL ruled the calculation system of the referred contribution, promptly adopted by the Company until 1/31/04, when the regulating agency issued the Order 29/03, which recognized the deductibility of the transfer to other operators, of interconnection in the calculation basis, criterion adopted in the period from February 2004 to November 2005.

On 12/15/05, ANATEL by means of the Abstract 01 determined a new calculation basis for the contribution to FUST, with retroactive effects since 1/1/01. With the increase in the calculation basis by “infralegal” (decree or administrative act of lower hierarchy) normative act and non-retroactivity of effects of Abstract 01/05, the Company brought lawsuit, represented by the Brazilian Association of Switched Fixed Telephone Service Concessionaires– ABRAFIX and jointly with other non-affiliated operators, to remove its application. While the injunction is not granted, the Company opted for judicial deposit as from December 2005.

On 12/31/05 the balance provisioned for FUST, recorded in the indirect taxes liabilities was R$ 8,004, amount of which destined to judicial deposit in January 2006.

The difference of amount among criteria of Resolution 247/00 and Order 29/03 is R$ 34,639, unfavorable to the Subsidiary, which according to its internal and external legal advisors, based on the Federal Constitution and Brazilian Tax Code, the risk of loss associated with the matter under discussion is assessed as possible.

The other main existing lawsuits are represented by the following objects:

(i) INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary owed by the company as example of the reclassifications mentioned in the previous paragraph;

(ii) Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii) Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv) ICMS – On international calls;

(v) ICMS – Differential of rate in interstate acquisitions; and

(vi) Withholding tax (IRRF) – Operations related to hedge for covering debts.

Civil

The increase occurred in 2005 was R$ 747,389 (R$ 773,070 for the Consolidated), represented by monetary restatements and effects of revaluation of contingent risks, arising from event which occurred in the year, which totaled a net reduction of R$ 100,404 (R$ 99,633 for the Consolidated) and filings of new lawsuits at the amount of R$ 847,793 (R$ 872,703 for the Consolidated).

The reduction resulting from revaluation of risks mainly refer to reclassification for probable risk of lawsuits subject to capital participation agreements, lawsuit for damages and consumer lawsuits.

The filings of new lawsuits are basically comprised of lawsuits related to pleadings for distribution of lawsuits of Brasil Telecom S.A., resulting from former PCT’s (Community Telephony Program), civil liability lawsuits and consumer lawsuits.

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) – the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

; (ii) Lawsuit for damages and consumer; and

(iii) Contractual – Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies for Remote Risk

In addition to the claims mentioned, there are other contingencies considered of a remote risk, whose amounts are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	2005	2004	2005	2004
Labor	166,119	165,087	166,755	165,332
Tax	647,778	996,498	676,877	999,069
Civil	406,242	275,753	406,942	275,983
Total	1,220,139	1,437,338	1,250,574	1,440,384

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling R$ 620,739 (R$ 311,976 on 12/31/04). The maturity of these agreements if undetermined and the respective charges vary from 0.50% to 2.00% p.a., representing an average rate of 0.90% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$ 625,759 (R$ 570,560 on 12/31/04), and the charges vary from 0.50% to 2.00% p.a., resulting in a rate equivalent to 0.90% p.a.

Judicial deposits related to contingencies and challenged taxes (suspended demandability) described in Note 24.

b. Contingent Assets

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers, the assessment of success in future filing of appeals is assessed as probable:

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. The amount estimated recoverable is R$ 116,220. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

The Company is awaiting the judgments of lawsuits and did not recognize the amount attributed to outstanding contingency in the financial statements

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of five hundred and sixty billion (560,000,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$ 3,435,788 (R$ 3,401,245 as of 12/31/04) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total of Shares		Treasury Stock		Outstanding Shares
	2005	2004	2005	2004	2005	2004
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	305,701,231	300,118,295	13,679,382	8,106,882	292,021,849	292,011,413
TOTAL	555,298,281	549,715,345	13,679,382	8,106,882	541,618,899	541,608,463

	2005	2004
Book Value per thousand Outstanding Shares (R$)	10.15	11.97

b. Treasury Stock

In the calculation of the book value the shares held in treasury were deducted. These shares held in treasury are derived from the following events:

Merger

The Company holds in treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de TelecomunicaÇões – CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has outstanding shares to comply with judicial rules, resulting from ownership claims of the subscribers derived from the merged company. The amount originally paid, in this case, is considered a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent ones.

The average acquisition cost originally represented, at CRT, an amount of R$ 1.24 per share. With the swap ratio of shares, resulting from the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$ 0.026 for each share held in treasury.

The movements of shares held in treasury derived from the merged company were the following:

	2005		2004
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the year	1,282	30	871,571	20,778
Quantity of shares being traded again on the market	-	-	(870,289)	(20,748)
Closing balance in the year	1,282	30	1,282	30

The retained earnings account represents the origin of the funds invested in the acquisition of these shares held in treasury.

Stock Repurchase Program – Years from 2002 to 2004

Shares resulting from buyback programs are held in treasury, and on 9/13/04 a material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale, under the following terms and conditions: (i) the premium account in the share subscription represented the origin of the funds invested in the purchase of shares; (ii) the authorized quantity for the purchase of own preferred shares for being held in treasury was limited to 10% of outstanding preferred shares; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The quantity of shares held in treasury arising from the programs for repurchase of shares was the following:

	2005		2004
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the year	8,105,600	92,420	4,847,200	54,870
Shares acquired	5,572,500	62,272	3,258,400	37,550
Closing balance in the year	13,678,100	154,692	8,105,600	92,420

Historical cost in the acquisition of shares held in treasury (R$ per thousand shares)	2005	2004
Weighted Average	11.31	11.40
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the balance sheet closing date, there were no disposals of preferred shares purchased based on repurchase programs.

Market Value of Shares Held in Treasury

The market value of shares held in treasury, arising from the merger of CRT and the buyback programs, at the market quotation on the balance sheet closing date was the following:

	2005	2004
Number of preferred shares held in treasury (thousands of shares)	13,679,382	8,106,882
Quotation per thousand shares at BOVESPA (R$)	10.05	13.70
Market value	137,478	111,064

The Company maintains the balance of shares held in treasury in a separate account. For presentation purposes, the values of shares held in treasury are deducted from the reserves that originated the buyback, and are presented as follows:

	Premium on Subscription of Shares		Other Capital Reserves		Retained Earnings
	2005	2004	2005	2004	2005	2004
Account Balance of Reserves	434,647	404,819	123,334	123,334	410,287	1,332,773
Shares Held in Treasury	(99,822)	(37,550)	(54,870)	(54,870)	(30)	(30)
Balance, Net of Shares Held in Treasury	334,825	367,269	68,464	68,464	410,257	1,332,743

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve in the Merger: represents the net value of the contra entry of the goodwill amount recorded in deferred assets, as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, on behalf of the controlling shareholder and the minority shareholders existing on its formation date, observing the preemptive right of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8,200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

Capital Reserves Breakdown

Due to the existence of various capital reserves, below their breakdown, in order to better detail the variations shown in the changes in shareholders’ equity:

	Premium on Share Subscription		Goodwill Special Reserve on Merger	Donations and Subsidies for Investments	Interest on Work in Progress
	Premium on Share Subscription	Treasury Stocks
Balances on December 31, 2003	368,596	-	187,749	123,274	745,756
Capital Stock Increase Tax benefit over goodwill amortization in merger Additions to Capital Reserves Donations and subsidies for investments Other Uses of Shareholders’ Equity, net Stock Repurchase	36,223	(37,550)	(64,371)	277
Balances on December 31, 2004	404,819	(37,550)	123,378	123,551	745,756
Capital Stock Increase Tax benefit over goodwill amortization in merger Other Uses of Shareholders’ Equity Stock repurchase	29,828	(62,272)	(64,371)
Balances on December 31, 2005	434,647	(99,822)	59,007	123,551	745,756

	Monetary Restatement Special Law – 8200/91	Others		Total Capital Reserves
		Others	Treasury Stocks
Balances on December 31, 2003	31,287	123,161	(54,870)	1,524,953
Capital Stock Increase Tax benefit over goodwill amortization in merger Additions to Capital Reserves Donations and Subsidies for Investments Tax incentives – FINAM Other Uses of Shareholders’ Equity Stock repurchase		173		(28,148) 277 173 (37,550)
Balances on December 31, 2004	31,287	123,334	(54,870)	1,459,705
Capital Stock Increase Tax benefit over goodwill amortization in merger Other Uses of Shareholders’ Equity Stock repurchase				(34,543) (62,272)
Balances on December 31, 2005	31,287	123,334	(54,870)	1,362,890

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: recorded at the end of each fiscal year, composed of remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law 6.404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated pursuant to the Company’s Bylaws and according to the Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 43 of the Company’s Bylaws.

Mandatory Minimum Dividends calculated in accordance with the article 202 of Law 6,404/76

	2005	2004
Net Income (Loss) for the Year	(303,671)	288,552
Plus
Amortization of Goodwill Merged, net of taxes	113,679	124,014
Less
Allocation to Legal Reserve	-	(14,428)
Adjusted Net Income (Loss)	(189,992)	398,138
25% of Adjusted Net Income	-	99,535

Interest on Shareholders´ Equity – JSCP Credited

The Company credited Interest on Shareholders’ Equity to its shareholders, according to the ownership position at the date of each credit. The proposal to be submitted for approval of the annual shareholders’ meting considers the distribution of dividends to the retained earnings account, at the amount of R$ 532,525, attributing to dividends the JSCP credited in the fiscal year ended in 2005, net of withholding income tax.

	2005	2004
Interest on Shareholder’s Equity – JSCP – Credited	626,500	444,500
Common Shares	288,713	205,257
Preferred Shares	337,787	239,243
Withholding Income Tax (IRRF)	(93,975)	(66,675)
Net JSCP	532,525	377,825
Common Shares	245,406	174,469
Preferred Shares	287,119	203,356

Total Remuneration per Thousand Shares (in Reais) (1)	2005	2004
Common	0.983210	0.699001
Preferred	0.983210	0.696398
Total Shares	0.983210	0.697598

(1) The dividends/Interests on Shareholders’ Equity calculation, per thousand shares, take into account the existing outstanding shares on the balance sheet closing date. The variation shown individually in the year of 2004 is due to the composition of existing outstanding shares on the date of the JSCP credit is different from the ownership composition shown on 12/31/2004. Nevertheless, the remuneration per type of share is equitable on the date of respective credits.

Total remuneration for the shareholders in 2005 and 2004 is equivalent to the distribution of interest on shareholders’ equity, whose value net of withholding tax, exceeded the amount of mandatory dividends and also is greater than the amount of priority dividends and dividends for common shares, calculated under equal conditions.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004

Fixed Telephony Service

Local Service	7,106,242	6,891,760	7,105,756	6,891,760
Activation fees	23,370	33,493	23,370	33,493
Basic subscription	3,529,105	3,110,050	3,529,066	3,110,050
Measured service charges	1,380,860	1,474,503	1,380,616	1,474,503
Mobile Fixed – VC1	2,099,736	2,180,947	2,099,545	2,180,947
Rent	1,547	1,644	1,542	1,644
Other	71,624	91,123	71,617	91,123

Long Distance Service	2,990,803	2,642,906	2,990,562	2,642,906
Intra-Sectorial Fixed	985,492	1,073,434	985,465	1,073,434
Intra-Regional Fixed (Inter-Sectorial)	379,855	403,805	379,835	403,805
Fixed Inter Regional	302,661	214,835	302,598	214,835
Mobile Fixed – VC2 and VC3	1,261,289	916,758	1,261,164	916,758
International	61,506	34,074	61,500	34,074

Interconnection	702,710	734,799	633,642	731,279
Fixed-Fixed	397,072	467,995	397,058	467,995
Mobile-Fixed	305,638	266,804	236,584	263,284

Lease of Means	387,679	247,463	307,822	239,143
Public Telephony Service	496,778	478,805	496,766	478,805
Supplementary Services, Intelligent Network and Advanced Telephony	460,135	422,360	459,416	421,035
Other	38,828	33,194	37,457	33,194

Total of Fixed Telephony Service	12,183,175	11,451,287	12,031,421	11,438,122

Continued…

…continued

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Mobile Telephony Service

Telephony	-	-	432,977	18,219
Subscription	-	-	167,812	10,201
Utilization	-	-	211,996	5,540
Roaming	-	-	2,281	208
Interconnection	-	-	43,214	2,107
Other Services	-	-	7,674	163

Sale of Goods	-	-	299,362	69,685
Cell Phones	-	-	282,051	64,687
Electronic Cards – Brasil Chip, Accessories and Other Goods	-	-	17,311	4,998

Total of Mobile Telephony Service	-	-	732,339	87,904

Data Transmission and Other Services

Data Transmission	1,460,792	1,051,424	1,530,985	1,068,779
Other Services	6,427	16,797	392,494	168,637

Total of Data Communication Services and Other	1,467,219	1,068,221	1,923,479	1,237,416

Gross Operating Revenue	13,650,394	12,519,508	14,687,239	12,763,442

Deductions from Gross Revenue	(4,141,269)	(3,609,723)	(4,548,555)	(3,698,586)
Taxes on Gross Revenue	(3,914,220)	(3,494,077)	(4,219,054)	(3,579,541)
Other Deductions on Gross Revenue	(227,049)	(115,646)	(329,501)	(119,045)

Net Operating Revenue	9,509,125	8,909,785	10,138,684	9,064,856

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Interconnection	(2,456,842)	(2,308,520)	(2,275,836)	(2,297,450)
Depreciation and Amortization	(2,005,050)	(2,115,365)	(2,278,510)	(2,185,277)
Third-Party Services	(715,246)	(623,131)	(826,991)	(660,744)
Rent, Leasing and Insurance	(229,988)	(255,359)	(410,226)	(342,070)
Personnel	(135,608)	(108,799)	(158,326)	(118,996)
Material	(72,112)	(86,043)	(73,871)	(86,224)
Means of Connection	(70,807)	(41,187)	(67,894)	(22,563)
FISTEL	(16,790)	(14,496)	(69,402)	(14,539)
Goods Sold	-	-	(357,680)	(94,031)
Other	(4,434)	(4,699)	(4,766)	(6,118)
Total	(5,706,877)	(5,557,599)	(6,523,502)	(5,828,012)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Third-Party Services	(496,178)	(410,776)	(901,656)	(493,909)
Losses on accounts Receivable	(303,717)	(350,505)	(328,803)	(353,803)
Allowance for Doubtful Accounts	(93,267)	(54,024)	(120,451)	(57,475)
Personnel	(176,191)	(129,206)	(250,223)	(146,274)
Rent, Leasing and Insurance	(146,037)	(145,815)	(6,702)	(8,681)
Depreciation and Amortization	(5,257)	(5,393)	(16,460)	(7,182)
Material	(1,391)	(1,384)	(31,067)	(18,076)
Other	(385)	(375)	(387)	(377)
Total	(1,222,423)	(1,097,478)	(1,655,749)	(1,085,777)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Third-Party Services	(626,447)	(531,836)	(713,848)	(555,076)
Depreciation and Amortization	(229,437)	(198,105)	(279,130)	(211,413)
Personnel	(156,156)	(132,803)	(208,204)	(149,618)
Rent, Leasing and Insurance	(30,381)	(34,706)	(38,998)	(39,995)
Material	(4,190)	(3,957)	(14,399)	(4,660)
Other	(626)	(608)	(1,356)	(824)
Total	(1,047,237)	(902,015)	(1,255,935)	(961,586)

13. OTHER OPERATING EXPENSES, NET

The remaining revenue and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Operating Infra-Structure Rent and Other	91,665	49,085	67,937	48,384
Fines	83,999	68,153	80,457	67,286
Litigation Settlement with Telecommunication
Companies	63,937	124,501	63,937	124,501
Technical and Administrative Services	56,269	62,414	53,589	60,192
Recovered Taxes and Expenses	40,061	97,315	69,237	114,875
Subsidies and Donations Received	-	-	30,113	-
Reversal of Other Provisions	8,220	19,769	15,963	23,226
Dividends of Investments Assessed by the Acquisition Cost	1,528	360	1,528	360
Contingencies – Provision(1)	(505,118)	(247,523)	(481,456)	(252,200)
Pension Funds – Provision and Administrative Costs(2)	(266,195)	(31,132)	(266,195)	(31,132)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	(97,185)	(121,671)	(120,017)	(126,809)
Goodwill Amortization on the Acquisition of Investments	(22,073)	(14,715)	(94,458)	(61,039)
Court Fees	(12,344)	(4,899)	(12,783)	(4,963)
Indemnifications – Telephony and Other	(10,394)	(130)	(10,465)	(337)
Donations and Sponsorships	(7,026)	(10,230)	(8,433)	(10,991)
Loss on Write-off of Repair/Resale Inventories	(1,006)	(3,785)	(2,000)	(3,459)
Other Expenses	(10,182)	(9,546)	(13,260)	(9,091)
Total	(585,844)	(22,034)	(626,306)	(61,197)

(1) Provisions for contingencies are described in Note 7.
(2) The supplement of provision for pension funds is represented by the following events:
(i)	Adoption of new overall mortality table (UP94 + 2), equivalent to R$ 170,505 recognized in December 2005; and
(ii)	Review of the pension benefits by decease database, regarding the composition of the family group and recovery of the purchasing power of the granted benefits, equivalent to R$ 83,262, recognized in September 2005;

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Financial Revenues	587,307	468,221	664,699	493,298
Local Currency	346,453	364,853	386,528	387,156
On Rights in Foreign Currency	240,854	103,368	278,171	106,142
Financial Expenses	(1,745,410)	(1,471,638)	(1,887,438)	(1,517,312)
Local Currency	(745,505)	(840,073)	(822,754)	(860,746)
On Liabilities in Foreign Currency	(373,405)	(187,065)	(438,184)	(212,066)
Interest on Shareholders’ Equity	(626,500)	(444,500)	(626,500)	(444,500)
Total	(1,158,103)	(1,003,417)	(1,222,739)	(1,024,014)

The Interest on Shareholders’ Equity amount was reversed in the determination of the net income, minus retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Amortization of Special Goodwill on Merger (CVM Instruction 319/99)	(173,550)	(189,327)	(173,550)	(189,327)
Reversal of Provision for Maintenance of Integrity of Shareholders’ Equity (CVM Instruction 349/01)	173,550	189,327	173,550	189,327
Amortization of Goodwill on Merger	(113,679)	(124,015)	(125,986)	(124,738)
Result in the Write-off of Fixed and Deferred Assets	(14,340)	(39,775)	(18,575)	(40,012)
Provision/Reversal for Investment Losses	(7,817)	(17,443)	(1,028)	399
Gain (Loss) with Investments	5	(52,714)	-	(51,471)
Provision/Reversal for Realization Amount and Fixed Asset Losses	2,265	56,828	(506)	62,163
Other Non-operating Revenues (Expenses)	2,996	(5,773)	(2,929)	(6,419)
Total	(130,570)	(182,892)	(149,024)	(160,078)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on earnings recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
Income Before Taxes and after Profit Sharing	2005	2004	2005	2004
	(990,942)	(52,555)	(1,306,266)	(117,589)
Income of Companies Not Subject to Income Tax and Social
Contribution Calculation	-	-	72,515	29,399
Total of Taxable Income	(990,942)	(52,555)	(1,233,751)	(88,190)
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	247,736	13,139	308,438	22,048
Permanent Additions	(209,711)	(94,928)	(64,475)	(70,227)
Amortization of Goodwill	(33,938)	(31,004)	(40,652)	(37,475)
Equity in Subsidiaries	(154,160)	(39,660)	-	-
Non-operating Equity in Subsidiaries	-	(217)	-	-
Exchange Variation on Investments	(11,127)	-	(11,127)	(7,180)
Losses with Investment	-	(12,899)	-	(12,899)
Other Additions	(10,486)	(11,148)	(12,696)	(12,673)
Permanent Exclusions	10,674	10,396	8,106	7,191
Equity in Subsidiaries	5,327	5,309	-	-
Exchange Variation on Investments	-	-	-	1,143
Dividends of Investments Assessed by Acquisition Cost	382	90	382	90
Federal Tax Recoverable	4,184	4,567	4,184	4,567
Other Exclusions	781	430	3,540	1,391
Tax Loss Carryforward	-	-	3,782	3,123
Recording of Deferred Income Tax on Accumulated Tax Losses	-	-	37,007	10,100
Other	(4,814)	(7,540)	(7,691)	(7,241)
IRPJ Effect on Statement of Income	43,885	(78,933)	285,167	(35,006)
Continued…

….Continued

PARENT COMPANY	CONSOLIDATED
Social Contribution on Net Income – CSLL	2005	2004	2005	2004

Social Contribution on Taxable Income (9%)	89,185	4,730	111,038	7,937
Permanent Additions	(74,750)	(32,721)	(22,329)	(23,733)
Amortization of Goodwill	(12,218)	(11,161)	(14,635)	(13,491)
Equity in Subsidiaries	(55,498)	(14,277)	-	-
Non-Operating Equity in Subsidiaries	-	(78)	-	-
Exchange Variation on Investments	(4,006)	-	(4,006)	(2,585)
Losses with Investments	-	(4,643)	-	(4,643)
Other Additions	(3,028)	(2,562)	(3,688)	(3,014)
Permanent Exclusions	3,776	3,706	2,851	2,559
Equity in Subsidiaries	1,918	1,911	-	-
Exchange Variation on Investments	-	-	-	411
Dividends of Investments Assessed by Acquisition Cost	138	32	138	32
Federal Tax Recoverable	1,506	1,644	1,506	1,644
Other Exclusions	214	119	1,207	472
Compensation of Negative Calculation Basis	-	-	1,400	1,122
Recording of Deferred CSLL on Accumulated Negative
Calculation Basis	-	-	13,323	3,636
Other	(1,325)	(175)	(2,384)	(186)
Effect of CSLL on Statement of Income	16,886	(24,460)	103,899	(8,665)
Effect of IRPJ and CSLL on Statement of Income	60,771	(103,393)	389,066	(43,671)

In 2005, the indirect subsidiary IG Brasil accomplished the necessary requirements set forth by CVM Instruction 371/02 and recorded in December the credit of deferred taxes related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) at the amount of R$ 50,330.

17. EMPLOYEE AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Employee Profit Sharing	(52,171)	(46,112)	(63,960)	(51,443)
Management Profit Sharing	(1,390)	(6,288)	(4,273)	(6,891)
Total	(53,561)	(52,400)	(68,233)	(58,334)
Allocation to Income:
Interests	-	(52,400)	-	(53,783)
Costs and Operating Expenses	(53,561)	-	(68,233)	(4,551)

18. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Cash	4,747	364	5,106	2,053
Bank Accounts	45,706	56,379	57,968	69,260
High-Liquid Investments	1,428,587	1,906,781	1,667,009	2,326,497
Total	1,479,040	1,963,524	1,730,083	2,397,810

High-liquid investments represent amounts invested in exclusive funds managed by financial institutions, guaranteed in federal bonds with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial Institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earns exchange rate variation plus interest of 4.00% p.a., deposit certificates issued by foreign financial institutions, and Certificate Deposits (CDBs) issued by first-rate financial institutions with average profitability equivalent to CDIs.

The Company will be subject to the partial block of its financial investments, at the approximate total amount of R$ 252,014, to occur after the publication of its audited financial statements. Such retention is due to the fact that the Company did not reach certain minimum amounts for certain indicators, such as cash generation, indebtedness and other, established in agreements entered into with financing creditors. Further information about the block and its duration period, during which the investments will continue providing yields to the Company can be checked in Note 5, h.

The breakdown of high-liquid investment portfolio is presented below, on the balance sheet closing date:

PARENT COMPANY
	2005
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Overnight	NBC-E	Over Selic
Exclusive Funds
ABN Amro	96,143	49,068	-	-	1,780
Banco do Brasil	20,396	100,635	-	-	3,075
Bradesco	25,219	10,198	-	-	1,120
CEF	69,599	26,528	-	-	8,906
Itaú	46,958	39,538	-	-	-
Safra	77,457	8,849	-	-	3,332
Santander	145,415	82,672	-	25,065	82
Unibanco	50,668	144,413	-	-	38
Votorantim	140,353	26,702	-	-	1,987
Total Exclusive Funds	672,208	488,603	-	25,065	20,320
Other Investments
Safra	-	-	213,028	-	-
Total of Other Investments	-	-	213,028	-	-
Total High-Liquid Investments	672,208	488,603	213,028	25,065	20,320
Continued…

…continued

PARENT COMPANY
	2005
Financial Institution	Investments Nature		Rectifier		Total
	NTN-D	Open Investment Funds (Fixed Income)	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,074)	(33)	145,884
Banco do Brasil	-	-	(707)	(2)	123,397
Bradesco	-	-	(164)	-	36,373
CEF	-	-	(793)	(18)	104,222
Itaú	-	-	(547)	(24)	85,925
Safra	-	-	(693)	(34)	88,911
Santander	17,228	-	(1,843)	(22)	268,597
Unibanco	-	-	(1,197)	(25)	193,897
Votorantim	-	-	(764)	(18)	168,260
Total Exclusive Funds	17,228	-	(7,782)	(176)	1,215,466
Other Investments
Safra	-	-	-	-	213,028
Other Institutions	-	93	-	-	93
Total of Other Investments	-	93	-	-	213,121
Total High-Liquid Investments	17,228	93	(7,782)	(176)	1,428,587

CONSOLIDATED
	2005
Financial Institution	Investment Nature
	LTN (swap coverage)	LFT	Overnight	NBC-E	Over Selic	NTN-D
Exclusive Funds
ABN Amro	96,143	49,068	-	-	1,779	-
Banco do Brasil	34,652	215,783	-	-	3,080	-
Bradesco	30,899	12,495	-	-	1,372	-
CEF	71,506	27,254	244	-	8,906	-
Itaú	46,958	39,538	-	-	-	-
Safra	77,457	8,849	-	-	3,332	-
Santander	154,269	87,704	-	26,591	87	18,277
Unibanco	56,856	162,052	-	-	42	-
Votorantim	140,353	26,702	-	-	1,987	-
Total of Exclusive Funds	709,093	629,445	244	26,591	20,585	18,277
Other Investments
Safra	-	-	222,358	-	-	-
Total of Other Investments	-	-	222,358	-	-	-
Total High-Liquid Investments	709,093	629,445	222,602	26,591	20,585	18,277
Continued…

…continued

CONSOLIDATED
	2005
Financial Institution	Investments Nature		Rectifier		Total
	Open Investment Funds (Fixed Income)	Bank Deposit Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,074)	(33)	145,883
Banco do Brasil	12	-	(1,476)	(13)	252,038
Bradesco	100	-	(164)	-	44,702
CEF	-	-	(811)	(19)	107,080
Itaú	-	-	(547)	(24)	85,925
Safra	-	-	(693)	(34)	88,911
Santander	-	-	(1,842)	(23)	285,063
Unibanco	-	-	(1,197)	(28)	217,725
Votorantim	-	-	(764)	(18)	168,260
Total of Exclusive Funds	112	-	(8,568)	(192)	1,395,587
Other Investments
Safra	-	468	-	-	222,826
Other Institutions	37,884	10,712	-	-	48,596
Total of Other Investments	37,884	11,180	-	-	271,422
Total High-Liquid Investments	37,996	11,180	(8,568)	(192)	1,667,009

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Operating Activities
Net Income (Loss) for the Year	(303,671)	288,552	(303,671)	276,964
Minority Interest	-	-	12,971	6,276
Income Items not Affecting Cash	5,189,315	4,218,263	5,265,602	4,262,715
Depreciation and Amortization	2,375,496	2,457,592	2,794,545	2,589,649
Losses on Accounts Receivables from Services	303,717	350,505	328,803	353,750
Allowance for Doubtful Accounts	93,267	54,024	120,451	56,594
Provision for Contingencies	505,118	247,523	481,456	252,200
Provision for Pension Funds	266,195	31,132	266,195	31,132
Deferred Taxes	351,519	213,634	593,294	270,013
Income in Permanent Assets Write-off	27,270	59,005	27,958	54,389
Financial Charges	626,898	668,025	652,900	648,966
Equity in Subsidiaries	639,840	137,402	-	-
Other (Revenues) Expenses	(5)	(579)	-	6,022
Continued ...

... continued

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Equity Changes	(1,486,346)	(971,092)	(2,100,536)	(1,400,592)
Accounts Receivable from Clients	(360,197)	(529,965)	(490,488)	(662,210)
Inventories	1,120	20,998	90,998	(146,938)
Judicial Deposits	(167,685)	(160,267)	(168,738)	(163,021)
Payroll, Social Charges and Benefits	(1,826)	(5,117)	142	8,651
Accounts Payable and Accrued Expenses	84,598	31,807	50,263	133,161
Taxes	(785,085)	106,379	(1,369,806)	(130,966)
Provisions for Contingencies	(216,941)	(252,414)	(217,538)	(252,906)
Provisions for Pension Plans	(98,280)	(98,476)	(98,280)	(98,476)
Other Assets and Liabilities Accounts	57,950	(84,037)	102,911	(87,887)
Cash Flow from Operating Activities	3,399,298	3,535,723	2,874,366	3,145,363

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(571,611)	(208,089)	(571,611)	(208,089)
Loans and Financing	(1,006,213)	(11,228)	(990,734)	(1,502)
Loans Obtained	507,243	2,426,589	522,722	2,427,008
Loans Settled	(958,135)	(1,826,308)	(958,135)	(1,826,308)
Interest Rates Settled	(555,321)	(611,509)	(555,321)	(602,202)
Increase (Decrease) of Shareholders’ Equity	-	-	-	11,589
Acquisition of Own Shares	(62,272)	(37,550)	(62,272)	(37,550)
Other Flows from Financing Activities	-	-	9,990	(231)
Cash Flow from Financing Activities	(1,640,096)	(256,867)	(1,614,627)	(235,783)

	2005	2004	2005	2004
Investment Activities
Financial Investments	88,360	(87,575)	499	3,389
Investments Suppliers	201,365	159,136	25,122	765,779
Funds Obtained in the Sale of Permanent Assets	3,028	7,330	3,544	7,367
Investments in Permanent Assets	(2,536,439)	(2,805,553)	(1,956,631)	(2,754,070)
Investments	(2,536,439)	(2,339,839)	(1,956,631)	(2,344,146)
Investments by Acquisition of New Companies	-	(465,714)	-	(409,924)
Acquisition Amount	-	(465,714)	-	(465,714)
Cash and Cash Equivalents Added	-	-	-	55,790
Other Flows from Investment Activities	-	(2,004)	-	-
Cash Flow from Investment Activities	(2,243,686)	(2,728,666)	(1,927,466)	(1,977,535)

Cash Flow for the Period	(484,484)	550,190	(667,727)	932,045

Cash and Cash Equivalents
Closing Balance	1,479,040	1,963,524	1,730,083	2,397,810
Opening Balance	1,963,524	1,413,334	2,397,810	1,465,765
Variation of Cash and Cash Equivalents	(484,484)	550,190	(667,727)	932,045

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Billed Services	1,339,991	1,314,433	1,432,862	1,363,406
Services to be Billed	926,568	893,804	961,060	911,655
Sales of Goods	2,835	4,677	120,337	79,699
Subtotal	2,269,394	2,212,914	2,514,259	2,354,760
Allowance for Doubtful Accounts	(329,805)	(236,538)	(361,446)	(243,181)
Services Rendered	(329,805)	(236,538)	(353,078)	(241,022)
Sales of Goods	-	-	(8,368)	(2,159)
Total	1,939,589	1,976,376	2,152,813	2,111,579
Due	1,452,630	1,416,212	1,633,154	1,518,169
Past due:
01 to 30 Days	379,398	368,967	398,356	386,039
31 to 60 Days	120,932	124,032	130,378	134,899
61 to 90 Days	74,815	82,676	82,622	86,120
91 to 120 Days	65,022	62,077	71,340	64,723
More than 120 Days	176,597	158,950	198,409	164,810

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Maintenance Inventory	6,576	8,606	12,497	15,679
Inventory for Resale (Cell Phones and Accessories)	-	-	114,340	209,024
Provision for the Adjustment to the Realization Value	-	-	(37,036)	(43,814)
Provision for Potential Losses	(1,599)	(2,509)	(6,766)	(6,856)
Total	4,977	6,097	83,035	174,033

21. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Loans and Financing	9,084	97,888	9,173	10,744
Total	9,084	97,888	9,173	10,744
Current	3,873	1,065	3,962	2,540
Long-term	5,211	96,823	5,211	8,204

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas – FGV are incurred.

On 12/31/2004, an amount of R$ 88,619 was recorded related to a loan agreement entered with BrT SCS Bermuda, remunerated with pre-fixed interest rates of 3% p.a. and settlement of which occurred at early 2005.

22. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	298,795	52,652
Provision for Contingencies	244,905	172,861	245,440	172,887
Provision for Pension Plan Actuarial Insufficiency Coverage	182,022	125,362	182,022	125,362
Allowance for Doubtful Accounts	82,451	59,135	90,216	60,448
ICMS - 69/98 Agreement	66,391	50,761	68,601	50,761
Exchange Variation Loss - Swap	56,367	-	56,367	-
Provision for Cofins/CPMF/INSS – Suspended Collection	13,864	16,110	13,864	16,110
Provision for Employee Profit Sharing	11,963	10,222	14,029	11,643
Goodwill on CRT Acquisition	-	43,387	-	43,387
Other Provisions	21,580	14,192	24,615	14,648
Subtotal	679,543	492,030	993,949	547,898
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	107,736	18,996
Provision for Contingencies	88,165	62,230	88,358	62,239
Provision for Pension Plan Actuarial Insufficiency Coverage	65,528	45,130	65,528	45,130
Allowance for Doubtful Accounts	29,681	21,288	32,478	21,761
Exchange Variation Loss – Swap	20,292	-	20,292	-
Provision for Employee Profit Sharing	4,432	4,229	5,188	4,752
Goodwill on CRT Acquisition	-	15,619	-	15,619
Other Provisions	8,747	6,086	10,622	6,251
Subtotal	216,845	154,582	330,202	174,748
Total	896,388	646,612	1,324,151	722,646
Current	340,869	275,453	364,919	283,220
Long-term	555,519	371,159	959,232	439,426

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and technical study was approved by the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2006	340,869	364,919
2007	126,996	132,735
2008	93,087	103,737
2009	70,688	90,703
2010	61,689	98,671
2011 to 2013	27,875	358,202
2014 to 2015	18,583	18,583
After 2015	156,601	156,601
Total	896,388	1,324,151
Current	340,869	364,919
Long-term	555,519	959,232

The recoverable amount expected after 2015 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 16 years, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 129,416, attributed to the Consolidated, were not recorded due non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia, BrT CSH and BrT CS Ltda, subsidiaries that the Company holds direct or indirect control.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
ICMS	362,165	324,237	496,163	493,001
Corporate Income Tax	322,806	72,471	343,272	88,812
PIS and COFINS	69,022	71,375	100,059	107,755
FUST	-	26,745	-	26,745
Social Contribution on Net Income	78,595	20,006	80,114	21,660
Other	850	1,915	4,420	4,776
Total	833,438	516,749	1,024,028	742,749
Current	629,320	285,105	757,629	452,480
Long-term	204,118	231,644	266,399	290,269

In 2005, the Company written-off the credit related to FUST at the restated amount of R$ 30,811.Such credit had been recognized by its original value in 2004 and considered the exclusion of the interconnection cost of the calculation basis related to contributions previously paid. Such recognition was in accordance with what was ratified by Order 281/04 from ANATEL. However, ANATEL, through Official Letter 256/05 as of 10/19/05, cancelled Order Nr. 281/04, an event which led the Company to proceed with the annulment of credit previously recorded.

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained as guarantee of the financing obtained through the Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

PARENT COMPANY	CONSOLIDATED
	2005	2005
Banco de Brasília S.A. BRB – Bank Deposit Certificates	502	2,604
Total	502	2,604
Long-Term	502	2,604

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and taxes challenged (suspended collection)

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	2005	2004	2005	2004
Labor	386,077	318,110	386,829	318,724
Tax	340,662	272,656	341,867	274,625
Taxes Challenged- ICMS 69/98 Agreement	265,894	202,979	266,006	202,987
Other	74,768	69,677	75,861	71,638
Civil	59,186	27,474	61,040	27,649
Total	785,925	618,240	789,736	620,998
Current	147,724	144,260	148,469	144,770
Long-term	638,201	473,980	641,267	476,228

25. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Advances to Suppliers	49,394	31,356	47,549	40,720
Advances to Employees	22,880	22,508	30,593	25,818
Receivables from Other Telecom Companies	8,018	100,330	8,018	100,330
Prepaid Expenses	72,714	82,462	90,697	89,865
Tax Incentives	14,473	14,473	14,473	14,473
Compulsory Deposits	1,750	1,750	1,750	1,750
Contractual Guarantees and Retentions	460	1,460	1,299	34,181
Assets for Sale	578	276	9,175	276
Other	8,993	8,336	11,445	13,518
Total	179,260	262,951	214,999	320,931
Current	124,288	183,031	147,781	235,582
Long-term	54,972	79,920	67,218	85,349

26. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Investments Carried Under The Equity Method	2,348,514	1,808,246	-	-
14 Brasil Telecom Celular S.A.	1,531,459	1,110,720	-	-
BrT Serviços de Internet S.A.	367,702	309,350	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	336,632	276,555	-	-
MTH Ventures do Brasil Ltda.	112,717	111,617	-	-
Santa Bárbara dos Pampas S.A	1	1	-	-
Santa Bárbara dos Pinhais S.A	1	1	-	-
Santa Bárbara do Cerrado S.A	1	1	-	-
Santa Bárbara do Pantanal S.A	1	1	-	-
Advances for Future Capital Increase	-	57,649	-	-
BrT Serviços de Internet S.A	-	48,304	-	-
Vant Telecomunicações S.A.	-	9,345	-	-
Goodwill Paid on Acquisition of Investments, Net	73,578	95,651	330,551	410,614
MTH Ventures do Brasil	73,578	95,651	73,578	95,651
IG Cayman	-	-	203,168	234,303
Companies IBEST	-	-	49,102	74,076
Companies BRT Cabos Submarinos	-	-	4,703	6,584
Interest Valued at Acquisition Cost	39,148	39,147	39,148	39,148
Tax Incentives (Net of Allowance for Losses)	20,375	27,456	20,375	27,456
Other Investments	373	373	389	389
Total	2,481,988	2,028,522	390,463	477,607

The Company holds a 100% interest in the capital stock of VANT Telecomunicações S.A., whose 19.9% acquisition process occurred in the fiscal year of 2001, and the remaining acquisition was concluded in the second quarter of 2004. On the balance sheet closing date, VANT negative shareholders’ equity was R$ 19,028 (R$ 16,946 on 12/31/04), and a provision at the amount of the unsecured liabilities of the Subsidiary was recorded in the Company.

Advances for future capital increase in favor of the subsidiaries were considered in the investments appraisal, since the allocated investments are waiting for the formalization of the corporate acts of these companies to perform the respective capital increases in favor of the Company.

Investments Valued Using the Equity Method: the main data related to directly controlled companies are as follows:

	BrT Celular		BrTI		BrT SCS
	2005	2004	2005	2004	2005	2004
Shareholders’ Equity	1,531,459	1,110,720	367,702	309,350	423,606	372,926
Capital	2,237,415	1,218,000	388,071	339,767	438,686	404,622
Book Value per Share/Quota (R$)	684.48	911.92	947.51	910.48	2.16	1.90
Number of Shares/Quotas Held by the Company
Common Shares	2,237,415	1,218,000	388,071	339,767	196,156,891	196,110,176
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	79.4689%	74.1584%
In Voting Capital	100%	100%	100%	100%	79.4689%	74.1584%
Net Income (Losses) for the Year	(598,676)	(119,100)	10,048	20,291	12,869	(15,108)

	MTH		VANT
	2005	2004	2005	2004
Shareholders’ Equity	112,717	111,617	(19,028)	(16,946)
Capital Stock	321,150	321,084	123,300	105,959
Book Value per Share/Quota (R$)	350.98	347.63	(154.32)	(159.93)
Number of Shares/Quotas Held by the Company
Common Shares	-	-	123,300	105,959
Quotas	321,150	321,084	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%
In Voting Capital	100%	100%	100%	100%
Net Income (Losses) for the year	1,034	1,553	(19,423)	(2,738)

The equity method result is composed of the following values:

	Operating		Non-Operating
	2005	2004	2005	2004
14 Brasil Telecom Celular S.A.	(598,676)	(107,280)	-	-
BrT Serviços de Internet S.A.	10,048	(20,291)	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	(32,823)	(8,646)	5	(866)
MTH Ventures do Brasil Ltda.	1,034	1,553	-	-
Vant Telecomunicações S.A.	(19,423)	(2,738)	-	-
Total	(639,840)	(137,402)	5	(866)

The subsidiaries Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. are not operating, and the amount of capital stock is R$ 1 (R$ 1 on 12/31/04), for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiaries is 100%.

Investments assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

27. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	2005				2004
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	491,054	-	491,054	364,632
Public Switching Equipment	20%	4,924,000	(4,551,306)	372,694	605,353
Equipment and Transmission Means	17.5%(1)	10,514,674	(8,083,569)	2,431,105	3,046,615
Termination	20%	483,265	(446,137)	37,128	56,626
Data Communication Equipment	20%	1,585,524	(800,614)	784,910	708,926
Buildings	4%	912,015	(496,686)	415,329	406,151
Infrastructure	9%(1)	3,459,739	(2,034,950)	1,424,789	1,588,171
Assets for General Use	18.5%(1)	803,808	(536,353)	267,455	257,762
Land	-	81,319	-	81,319	80,997
Other Assets	19.9%(1)	658,977	(441,147)	217,830	243,081
Total		23,914,375	(17,390,762)	6,523,613	7,358,314
(1) Annual weighted average rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the balance sheet closing date was R$ 20,475,919 for costs, with residual value of R$ 4,827,626 (unaudited information).

CONSOLIDATED
Property, Plant and Equipment Nature	2005				2004
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	636,251	-	636,251	656,703
Public Switching Equipment	20%	5,017,676	(4,566,952)	450,724	644,494
Equipment and Transmission Means	17.5%(1)	11,542,468	(8,351,207)	3,191,261	3,645,512
Termination	20%	483,618	(446,182)	37,436	56,674
Data Communication Equipment	20%	1,647,380	(834,721)	812,659	733,051
Buildings	4%	934,657	(504,403)	430,254	426,254
Infrastructure	9%(1)	3,657,127	(2,079,967)	1,577,160	1,704,986
Assets for General Use	18.5%(1)	994,576	(604,847)	389,729	361,763
Land	-	86,411	-	86,411	86,089
Other Assets	19.9%(1)	1,094,048	(480,984)	613,064	581,700
Total		26,094,212	(17,869,263)	8,224,949	8,897,226
(1) Annual weighted average rate.

Rent Expenses

The Company and its subsidiaries rent properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts amount to R$ 456,476 (R$ 453,434 in 2004) and R$ 498,340 (R$ 386,021 in 2004) for the Consolidated.

Leasing

The Company has financial leasing agreements for information technology equipment. Recorded leasing expenses amounted to R$ 11,265 (R$ 13,868 in 2004) and R$ 13,032 (R$ 16,678 in 2004) for the Consolidated.

In the year-end closing, the position of amounts payable from lease agreements, per year of disbursements, is as follows:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
2005	-	8,468	-	8,468
2006	13,420	8,465	14,080	8,465
2007	13,320	8,512	13,980	8,512
2008	11,443	6,968	11,608	6,968
2009	1,909	3,828	1,909	3,828
2010	-	1,394	-	1,394
2011	-	1,386	-	1,386
2012 and after	-	2,065	-	2,065
Total Minimum Payments to Be Made	40,092	41,086	41,577	41,086

The average period for contracting information technology equipment is of 47 months and its remuneration is subject to the DI-Over rate variation.

Insurance (unaudited)

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$ 9,473 (R$ 9,765 in 2004) and R$ 12,448 (R$ 10,624 in 2004) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		2005	2004
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	11,923,121	11,745,459
Loss of profit	Fixed expenses and net income	8,163,247	7,370,615
Contract Guarantees	Compliance with contractual obligations	214,142	120,870
Civil Liability	Telephone service operations	12,000	12,000

There is also insurance coverage for the management civil liability, supported in the policy of Brasil Telecom Participações S.A., extensive to the Parent Company and the Company ,and the total amount insured is equivalent to thirty million U.S. dollars (US$ 30,000,000,00).

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

The assumptions of adopted risks, given their nature, do not integrate the scope of a financial statement audit, consequently, they were not examined by our independent accountants.

28. DEFERRED CHARGES

PARENT COMPANY
	2005			2004
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	706,519	(283,683)	422,836	412,209
Installation and Reorganization Costs	53,522	(27,039)	26,483	39,559
Goodwill on CRT Merger	620,073	(620,073)	-	113,680
Other	14,249	(8,364)	5,885	7,229
Total	1,394,363	(939,159)	455,204	572,677

The goodwill arose from the merger of CRT and the amortization was carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of goodwill does not affect the calculation basis of the dividends to be distributed by the Company.

CONSOLIDATED
	2005			2004
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	920,247	(332,636)	587,611	538,470
Installation and Reorganization Costs	336,519	(149,630)	186,889	258,866
Goodwill derived from Merger	649,640	(648,492)	1,148	120,346
Other	14,931	(8,524)	6,407	8,499
Total	1,921,337	(1,139,282)	782,055	926,181

29. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Salaries and Compensation	145	-	3,995	4,553
Payroll Charges	49,150	50,437	61,091	60,420
Benefits	5,421	4,964	6,383	5,588
Other	5,608	6,749	6,745	7,511
Total	60,324	62,150	78,214	78,072
Current	60,324	57,316	78,214	73,238
Long-term	-	4,834	-	4,834

30. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Suppliers	1,285,984	1,063,628	1,807,892	1,772,984
Third-Party Consignments (1)	137,580	73,973	154,696	114,219
Total	1,423,564	1,137,601	1,962,588	1,887,203
Current	1,402,245	1,134,097	1,941,231	1,883,699
Long-term	21,319	3,504	21,357	3,504

(1) On 12/31/05, R$ 57,960 refers to withholding income tax on JSCP credit occurred on 12/30/05.

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

31. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
ICMS (State VAT)	1,076,926	1,106,376	1,124,874	1,192,853
Taxes On Operating Revenues (PIS and COFINS)	146,934	129,282	158,965	139,773
Other	38,129	13,558	52,764	23,075
Total	1,261,989	1,249,216	1,336,603	1,355,701
Current	705,383	647,644	776,527	750,759
Long-term	556,606	601,572	560,076	604,942

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$ 31,224 (R$ 42,596 on 12/31/04), to be paid in installments for the remaining 90 months.

The main long-term portion recorded refers to ICMS - 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

32. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Corporate Income Tax
Payables Due	140,561	36,561	151,510	42,293
Law 8,200/91 - Special Monetary Restatement	7,323	8,264	7,323	8,264
Suspended collection	-	18,577	-	18,577
Subtotal	147,884	63,402	158,833	69,134
Social Contribution on Income
Payables Due	45,134	9,151	47,071	11,061
Law 8,200/91 - Special Monetary Restatement	2,636	2,975	2,636	2,975
Subtotal	47,770	12,126	49,707	14,036
Total	195,654	75,528	208,540	83,170
Current	186,782	40,898	199,127	47,964
Long-term	8,872	34,630	9,413	35,206

The Company maintains debts registered at the Tax Recovery Program (“REFIS”), related to the denial of tax losses carried forward, derived from CRT and TBS (merged companies in 2000) at the amount of R$ 33,334, the settlement of which awaits ratification for tax credits offset.

33. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Controlling Shareholders	220,708	250,236	220,708	250,236
Dividends/Interest on Shareholders’ Equity	259,656	294,395	259,656	294,395
Withholding Income Tax on Interest on Shareholders’ Equity	(38,948)	(44,159)	(38,948)	(44,159)
Minority Shareholders	155,871	160,996	155,871	160,996
Dividends/Interest on Shareholders’ Equity	126,744	150,105	126,744	150,105
Withholding Income Tax on Interest on Shareholders’ Equity	(19,012)	(22,516)	(19,012)	(22,516)
Unclaimed Dividends of Previous Years	48,139	33,407	48,139	33,407
Employees and Management Profit Sharing	54,149	52,965	64,445	60,839
TOTAL	430,728	464,197	441,024	472,071

34. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Loans	58,378	73,990	81,668	100,820
Financing	4,362,862	4,744,080	4,379,027	4,744,080
Accrued Interest and Other on Loans	420	533	420	535
Accrued Interest and Other on Financing	447,110	436,063	447,110	436,063
Total	4,868,770	5,254,666	4,908,225	5,281,498
Current	1,489,117	1,103,131	1,489,384	1,103,133
Long-term	3,379,653	4,151,535	3,418,841	4,178,365

Financing

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
BNDES	2,386,442	2,327,031	2,386,442	2,327,031
Financial Institutions	1,311,564	1,333,577	1,327,729	1,333,577
Private Debentures	560,459	972,006	560,459	972,006
Public Debentures	547,767	541,707	547,767	541,707
Suppliers	3,740	5,822	3,740	5,822
Total	4,809,972	5,180,143	4,826,137	5,180,143
Current	1,481,829	1,094,810	1,482,096	1,094,810
Long-term	3,328,143	4,085,333	3,344,041	4,085,333

Financing denominated in local currency: bear fixed interest rates from 2.4% p.a. to 14% p.a., resulting in a weighted average rate of 6.5% p.a. and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in a weighted average rate of 15.1% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 0% to 9.38% p.a., resulting in a weighted average rate of 8.2% p.a. and variable interest rates of LIBOR plus 0.5% to 2.5% p.a., 1.92%

p.a. over the YEN LIBOR, resulting in a weighted average rate of 2.4% p.a. The LIBOR and YEN LIBOR rates on 12/30/05, semiannual payments were 4.70% p.a. and 0.06938% p.a., respectively.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$ 1,000 and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. The final maturity of these debentures balance is estimated to 7/27/2006, corresponding to 40% of the issued amount.

Public Debentures:

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$ 10, totaling R$ 500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

On December 31, 2005 there were no own issuance debentures acquired.

Loans

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Loans with Parent Company	58,798	74,523	58,798	74,523
Other Loans	-	-	23,290	26,832
Total	58,798	74,523	82,088	101,355
Current	7,288	8,321	7,288	8,323
Long-term	51,510	66,202	74,800	93,032

The loans balance with the Parent Company is restated according to the U.S. Dollar variation, plus interest of 1.75% p.a..

The amount recorded as Other Loans, at the amount of R$ 23,290 (R$ 26,411 referring to the highest installment on 12/31/04) refers to a VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the U.S. dollar exchange variation.

Repayment Schedule

The long-term debt is scheduled to be paid in the following years:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
2006	-	1,238,379	-	1,238,379
2007	927,173	788,959	927,173	788,959
2008	510,736	385,837	510,736	385,837
2009	914,024	793,960	914,024	793,960
2010	409,718	290,973	409,718	290,973
2011	128,431	102,171	128,431	102,171
As From 2012	489,571	551,256	528,759	578,086
Total	3,379,653	4,151,535	3,418,841	4,178,365

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	2005	2004	2005	2004
TJLP (Long-Term Interest Rate)	2,076,211	2,012,487	2,076,211	2,012,487
CDI	1,108,226	1,513,713	1,108,226	1,513,713
US Dollars	608,853	728,924	632,143	755,335
Yens	431,947	565,498	431,947	565,498
Hedge of the Debt in Yens	311,585	76,659	311,585	76,659
UMBNDES – BNDES Basket of Currencies	272,601	275,565	272,601	275,565
Hedge in UMBNDES	37,630	38,979	37,630	38,979
IGP-M	8,158	16,724	8,158	16,724
Hedge of the Debt in Dollars	(116)	10,531	(116)	10,531
IGP-DI	3,145	-	19,310	-
Other	10,530	15,586	10,530	16,007
Total	4,868,770	5,254,666	4,908,225	5,281,498

Guarantees

Loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

The Company has hedge contracts on 43.4% (42.4% for the Consolidated) of its U.S. dollar-denominated and yen loans and financing with third parties and 22.7% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. Gains and losses on these contracts are recognized on an accrual basis.

35. LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	2005	2004
Personal Mobile Service	295,300	294,404
Other Authorizations	12,490	11,200
Total	307,790	305,604
Current	55,516	44,056
Long-term	252,274	261,548

The authorizations for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be amortized in equal, consecutive annual installments, with maturities foreseen for the years 2006 to 2010 (balance of five installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services, obtained from ANATEL. The outstanding balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

36. PROVISIONS FOR PENSION PLANS

They refer to the recognition of the actuarial deficit of the pension and assistance plans managed by Fundações FBrTPREV and SISTEL appraised by independent actuaries and in accordance with Deliberation CVM 371/00. The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	2005	2004
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	727,915	501,446
Fundação 14 – PAMEC Plan	174	-
Total	728,089	501,446
Current	45,495	29,497
Long-term	682,594	471,949

37. DEFERRED INCOME

There are contracts related to the assignment of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
2005	-	691	-	7,547
2006	691	691	8,910	5,523
2007	691	691	6,818	5,523
2008	691	691	6,818	5,523
2009	691	691	6,789	5,523
2010	691	691	6,640	5,523
2011	691	691	6,136	5,072
2012 onwards	1,376	2,313	42,476	33,744
TOTAL	5,522	7,150	84,587	73,978

38. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Liabilities from Acquisition of Tax Credits	37,301	20,897	37,301	20,897
CPMF - Suspended Collection	27,114	24,806	27,114	24,806
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Allowance for Losses with Subsidiaries	19,028	16,946	-	-
Bank Credits and Repeater Receivables under Processing	9,296	7,532	9,860	7,671
Liabilities with Other Telecommunication Companies	4,322	7,980	1,613	7,980
Advanced Receivables	1,694	7,750	31,602	7,869
Self-Financing Installment Reimbursement - PCT	1,185	2,655	1,185	2,655
Other	6,083	2,504	14,019	9,280
Total	130,166	115,213	146,837	105,301
Current	83,383	72,426	117,138	76,650
Long-term	46,783	42,787	29,699	28,651

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement – PCT

This refers to the payment, either in cash or as offset installments in invoices for services of engaged subscribers derived from the Community Telephony Plan - PCT, in return to the obligation of repayment in shares. For these cases, there is settlement or judicial decision.

39. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing amount of R$ 7,974 (R$ 7,974 on 12/31/04) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

40. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Operating Income (Loss)	(860,372)	182,737	(1,157,242)	96,272
Financial Expenses, Net	1,158,103	1,003,417	1,222,739	1,024,014
Depreciation	2,239,743	2,318,862	2,574,101	2,403,872
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	22,073	14,716	94,458	61,039
EBITDA	2,559,547	3,519,732	2,734,056	3,585,197

Net Operating Revenue	9,509,125	8,909,785	10,138,684	9,064,856

EBITDA Margin	26.9%	39.5%	27.0%	39.6%
(1) It does not include the amortization of special goodwill from incorporation recorded in the deferred charges, in the permanent assets, whose amortization expense compose the non-operating income.

41. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is approximately eighteen years.

42. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.
The operations carried out among the business segments presented were based on conditions equivalent to the market.
The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	2005
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	13,924,898	989,263	582,081	(809,003)	14,687,239
Deductions from Gross Revenue	(4,190,616)	(289,415)	(68,894)	370	(4,548,555)
Net Operating Revenue	9,734,282	699,848	513,187	(808,633)	10,138,684
Cost of Services Rendered and Goods Sold
	(5,911,156)	(959,251)	(337,784)	684,689	(6,523,502)
Gross Income	3,823,126	(259,403)	175,403	(123,945)	3,615,181

Operating Expenses, Net	(2,916,776)	(588,461)	(168,405)	123,958	(3,549,684)
Sale of Services	(1,227,199)	(487,783)	(115,034)	174,267	(1,655,749)
General and Administrative Expenses	(1,079,120)	(128,092)	(58,640)	9,917	(1,255,935)
Management Compensation	(9,196)	-	(2,499)	-	(11,695)
Other Operating Expenses, Net	(601,261)	27,414	7,768	(60,227)	(626,306)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	906,350	(847,864)	6,998	13	65,497

Net Income (Loss) for the Period	(271,839)	(598,676)	185,919	380,925	(303,671)

Trade Accounts Receivable	2,055,750	186,143	62,918	(151,998)	2,152,813
Inventories	5,372	77,672	-	(9)	83,035
Fixed Assets, Net	6,814,782	1,339,182	70,985	-	8,224,949

	2004
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	12,699,485	102,299	310,519	(348,861)	12,763,442
Deductions from Gross Revenue	(3,634,095)	(23,317)	(41,174)	-	(3,698,586)
Net Operating Revenue	9,065,390	78,982	269,345	(348,861)	9,064,856
Cost of Services Rendered and Goods Sold	(5,689,884)	(147,409)	(199,278)	208,559	(5,828,012)
Gross Income	3,375,506	(68,427)	70,067	(140,302)	3,236,844

Operating Expenses, Net	(2,066,208)	(104,876)	(85,776)	140,302	(2,116,558)
Sale of Services	(1,102,190)	(90,137)	(48,054)	154,604	(1,085,777)
General and Administrative Expenses	(932,444)	(14,296)	(18,671)	3,825	(961,586)
Management Compensation	(7,214)	-	(784)	-	(7,998)
Other Operating Expenses, Net	(24,360)	(443)	(18,267)	(18,127)	(61,197)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Result	1,309,298	(173,303)	(15,709)	-	1,120,286

Net Income (Loss) for the Period	294,367	(119,100)	60,042	41,655	276,964

Trade Accounts Receivable	2,070,499	91,233	54,414	(104,567)	2,111,579
Inventories	7,804	166,229	-	-	174,033
Fixed Assets, Net	7,679,081	1,149,084	69,061	-	8,897,226

43. STATEMENT OF VALUE ADDED – DVA

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004

REVENUES	13,264,140	12,301,388	14,182,053	12,561,405
Sales of Services and Goods	13,650,394	12,519,508	14,687,239	12,763,442
Unconditional Discounts and Cancellations	(227,049)	(115,646)	(329,501)	(119,044)
Losses with Accounts Receivable	(396,984)	(404,529)	(449,254)	(411,279)
Other Revenues	237,779	302,055	273,569	328,286

INPUTS ACQUIRED FROM THIRD PARTIES	(4,415,400)	(4,000,790)	(5,241,714)	(4,247,727)
Materials	(77,693)	(91,384)	(477,017)	(208,675)
Third-Party Services	(4,294,714)	(3,874,263)	(4,718,331)	(4,004,403)
Other Designations of Third Parties	(42,993)	(35,143)	(46,366)	(34,649)

RETENTIONS	(2,880,614)	(2,705,115)	(3,276,001)	(2,841,849)
Depreciation and Amortization	(2,375,496)	(2,457,592)	(2,794,545)	(2,589,649)
Provisions for Contingencies	(505,118)	(247,523)	(481,456)	(252,200)

NET VALUE ADDED PRODUCED	5,968,126	5,595,483	5,664,338	5,471,829

VALUE ADDED RECEIVED IN TRANSFER	40,660	380,264	734,164	542,042
Equity Accounting Result	(639,840)	(137,402)	-	-
Dividends (Investments at Acquisition Cost)	1,528	360	1,528	360
Financial Revenues	587,307	468,221	664,699	493,298
Rental Revenues	91,665	49,085	67,937	48,384

TOTAL VALUE ADDED TO DISTRIBUTE	6,008,786	5,975,747	6,398,502	6,013,871

DISTRIBUTION OF VALUE ADDED

Compensation for Work	682,400	402,589	814,491	443,018
Fees, Payroll and Additional Payment	223,752	206,389	307,692	231,495
Charges, Social Benefits and Interest	192,453	165,068	240,604	180,391
Provision for Pension Plans	266,195	31,132	266,195	31,132

Government – Taxes	4,081,712	3,855,818	4,146,028	3,879,773

Donations and Sponsorships	7,026	10,230	8,433	10,991

Income Earners	1,541,319	1,418,558	1,720,250	1,396,849
Rental, Leasing and Insurance	477,214	477,067	523,820	413,323
Financial Expenses	1,064,105	941,491	1,196,430	983,526
				Continued

... continued.

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004

Shareholders	-	288,552	-	288,552
Interest on Shareholders’ Equity	-	274,124	-	274,124
Allocation for Legal Reserve	-	14,428	-	14,428

Minority Interest	-	-	12,971	6,276

Insufficiency of Retained Value	(303,671)	-	(303,671)	(11,588)

DISTRIBUTION OF VALUE ADDED	6,008,786	5,975,747	6,398,502	6,013,871

Additional Information:
Dividends/JSCP distributed with Value Added of Previous Years	626,500	170,376	626,500	170,376

44. SUBSEQUENT EVENTS

ANATEL – Edition of Resolution 432/06, published on February 24, 2006

ANATEL extended the dates, which shall be effective for the effects of STFC Basic Plan tariff system under the Local Modality Rendered in Public Scheme.

Further information about the changes and extension of dates are outlined in the Note 5.i, under “New Concession Agreements”.

Material Facts

As follows, the material facts published after December 31, 2005 are reproduced, and they refer to disputes attributed to the management of the Company and Brasil Telecom Participações S.A.:

I – Material Fact as of March 16, 2006:

BRASIL TELECOM S.A. (“Brasil Telecom” or “Company”), in compliance with art. 157 of Law 6,404/76 and CVM Instruction 358/02, hereby informs to its Shareholders and to the market in general the following:

On April 28, 2005, still under the management appointed by the Opportunity Group, Brasil Telecom and its subsidiary, 14 Brasil Telecom Celular S.A. (“BTC”) celebrated with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) several agreements, including a contract entitled “Merger Agreement” (“Acordo de Incorporação”) and a “Protocol” associated to it.

According to material facts disclosed by the Company, the merger was forbidden by injunctions rendered by the Brazilian and American Courts of Law, in lawsuits filed by its controlling shareholders.

Brasil Telecom’s understanding is that the Merger Agreement and its respective Protocol were celebrated, among other grounds, in conflict of interest, violation of the law and the Company’s ByLaws and, still, in breach of shareholders’ agreements and lacking the necessary corporate approvals. Furthermore, the current management considers that such agreements are contrary to the Company’s best interests, specifically regarding its mobile telephony business.

Thus, based on the Merger Agreement itself, Brasil Telecom and BTC began an arbitration process on March 15, 2006 against TIMI and TIMB to declare the nullity or to obtain the annulment of the referred agreement. Such arbitration shall be governed by the rules of the International Chamber of Commerce (Câmara de Comércio Internacional).

Brasília/DF, March 16, 2006.

Charles Laganá Putz Investor
Relations Officer
Brasil Telecom S.A.”

II – Material Fact as of March 20, 2006:

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hereby discloses to the market a decision rendered by the United States District Court of the Southern District of New York on March 16, 2006, as transcribed below:

“UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--------------------------------------------------x
INTERNATIONAL EQUITY INVESTMENTS, INC.
and CITIGROUP VENTURE CAPITAL
INTERNATIONAL BRAZIL, LLC, on behalf of itself	05 Civ. 2745 (LAK)
and Citigroup Venture Capital International Brazil, L.P.
(f.k.a. CVC/Opportunity Equity Partners, L.P.),
Plaintiffs,
v.
OPPORTUNITY EQUITY PARTNERS, LTD.
(f.k.a. CVC/Opportunity Equity Partners, Ltd.)
and DANIEL VALENTE DANTAS,
Defendants.
--------------------------------------------------x

ORDER TO SHOW CAUSE WITH TEMPORARY RESTRAINING ORDER

     Upon consideration of the Affidavit of Carmine D. Bocuzzi in support of Plaintiffs’ Order to Show Cause, sworn to March 15, 2006, and the exhibits thereto, the Memorandum of Law in Support of Plaintiffs’ Motion for a Preliminary Injunction and a Temporary Restraining Order, the Declaration of Flavio Galdino dated March 15, 2006 and the exhibits thereto, the Declaration of John Christopher Brougham, O.C. dated March 15, 2006, and the record in this case, and after hearing consent for both sides, it is hereby:

     ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and Daniel Valente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 28 day of March 2006, at 10:00 a.m., why an Order should not be made and entered herein, pursuant to Rule 65 of the Federal Rules of Civil Procedure, enjoining defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, from enforcing or otherwise giving effect to any provision of the Amendment to the

Amended and Restated Shareholders’ Agreement dated as of September 12, 2003 (the “Umbrella Agreement”), or taking any action in furtherance of the foregoing.

     Sufficient reason being alleged, it is hereby

     ORDERED that, pending a further Order by this Court, defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, are enjoined from enforcing or otherwise giving effect to any provision of the Umbrella Agreement, or taking any action in furtherance of the foregoing; and it is further

     ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs’ attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before March 22, 2006 by 1 p.m.; and it is further

     ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants’ attorneys on or before March 24, 2006 at 1 p.m.

SO ORDERED.

Dated: New York, New York
March 16, 2006
Issued at 11:50 a.m.

Lewis A. Kaplan
United States District Judge”

Brasília, March 20, 2006.

Charles Laganá Putz
Investor Relation Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

-.-.-.-.-.-.-.-.-.-.-

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS	3
02	02	BALANCE SHEET – LIABILITIES	4
03	01	STATEMENT OF INCOME	6
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	7
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	8
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004	9
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003	10
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	11
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	12
07	01	CONSOLIDATED STATEMENT OF INCOME	14
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	15
09	01	REPORT OF INDEPENDENT ACCOUNTANTS – UNQUALIFIED OPINION	16
10	01	MANAGEMENT REPORT	17
11	01	NOTES TO THE FINANCIAL STATEMENTS	64

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer